   As filed with the Securities and Exchange Commission on November 28, 2000
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ----------------

                           Hanover Compressor Company
             (Exact name of Registrant as specified in its charter)

        Delaware                    7359                     76-0625124
    (State or other          (Primary Standard            (I.R.S. Employer
    jurisdiction of              Industrial              Identification No.)
    incorporation or         Classification Code
     organization)                 Number)

                          12001 North Houston Rosslyn
                              Houston, Texas 77086
                                 (281) 447-8787
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ----------------

                               Michael J. McGhan
                     President and Chief Executive Officer
                          12001 North Houston Rosslyn
                              Houston, Texas 77086
                                 (281) 447-8787
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

                                   Copies to:
       Kyle Longhofer              Jack D. Brannon        Richard S. Meller
 Schlanger, Mills, Mayer &         OEC Compression         Latham & Watkins
        Silver, LLP                  Corporation        233 South Wacker Drive
     109 North Post Oak        2501 Cedar Springs Road        Suite 5800
         Suite 300                    Suite 600        Chicago, Illinois 60606
    Houston, Texas 77024         Dallas, Texas 75201        (312) 876-7000
       (713) 785-1700               (214) 953-9560

                                ----------------

   Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and the merger of Caddo Acquisition Corporation, a wholly-owned subsidiary of Hanover Compressor Company, with and into OEC Compression Corporation, as described in the Agreement and Plan of Merger dated as of July 13, 2000, as amended, becomes effective.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                ----------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                  Proposed
                                              Maximum Offering     Proposed
    Title of Each Class of      Amount To Be     Price Per     Maximum Aggregate      Amount of
Securities To Be Registered(1)  Registered(2)     Share(3)      Offering Price   Registration Fee(4)
----------------------------------------------------------------------------------------------------
Common Stock, par value
 $.001 per share........          1,235,358        32.50          40,149,135         $10,600.00
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

(1) This Registration Statement relates to the common stock, par value $.001 per share, of Hanover Compressor Company, the Registrant, to be issued to holders of common stock, par value $.01 per share of OEC Compression Corporation in connection with the proposed merger among Hanover, OEC and Caddo Acquisition Corporation.
(2) This Registration Statement covers the maximum number of shares of Hanover common stock, par value of $.001 per share, that are issuable, or to be reserved for issuance, in the merger described in the proxy statement/prospectus herein for each share of OEC common stock, calculated as the product obtained by multiplying .0333333 (the maximum number of shares of Hanover common stock to be issued) by the number of shares of OEC common stock outstanding.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457 (f) and 457 (c) under the Securities Act, and based upon the average of the high and low sales prices of the common stock of Hanover on the New York Stock Exchange on November 24, 2000 ($33.00 and $32.00, respectively).
(4) The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8, MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   [OEC LOGO]

                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

   The Boards of Directors of Hanover Compressor Company ("Hanover") and OEC Compression Corporation ("OEC") have agreed on a merger in which Caddo Acquisition Corporation, a wholly-owned subsidiary of Hanover, will be merged with and into OEC. As a result of such merger, OEC will become a wholly-owned subsidiary of Hanover.

   If the merger is completed, each outstanding share of OEC common stock will be converted into the right to receive between .0333333 and .0307692 shares of Hanover common stock. The actual number of shares that will be issued will be determined by dividing $1.00 by the average closing sales price per share of Hanover common stock as reported by the New York Stock Exchange composite tape for the twenty consecutive trading days immediately preceding the second business day prior to the effective time of the merger (subject to a maximum of
 .0333333 and a minimum of .0307692 shares of Hanover common stock for each share of OEC common stock owned), and multiplying the result by the number of shares of OEC common stock outstanding.

   We estimate that immediately after the merger OEC stockholders will hold approximately 3% of the outstanding shares of Hanover. The Hanover common stock is listed on the New York Stock Exchange under the symbol "HC".

   The merger cannot be completed unless the stockholders of OEC approve it. OEC's stockholders will be asked to vote upon the merger at a special meeting
to be held on December   , 2000 starting at 10:00 a.m., local time, at 2501
Cedar Springs Road, Suite 600, Dallas, Texas, 75201. Hanover's stockholders will not be required to vote to approve the Merger pursuant to section 251(f)(3) of the Delaware General Corporation Law as the shares to be issued in connection with the Merger do not exceed 20% of the shares of common stock of Hanover outstanding as of July 13, 2000.

   Your vote is very important. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us.

   This proxy statement/prospectus provides you with detailed information about the proposed merger and the other matters to be voted upon at your meeting. You should consider the matters discussed under "Risk Factors" beginning on page 14 of the enclosed proxy statement/prospectus before voting.

      Sincerely,

      Ray C. Davis                       Kelcy L. Warren
      Co-Chief Executive Officer and     Co-Chief Executive Officer and
      Co-Chairman of the Board           Co-Chairman of the Board
      OEC Compression Corporation        OEC Compression Corporation

    Neither the Securities and Exchange Commission nor any state securities regulator has approved the Hanover common stock to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


   The proxy statement/prospectus is dated December   , 2000 and is being first
mailed to OEC stockholders on or about December   , 2000.

                                   [OEC LOGO]

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON DECEMBER   , 2000

                               ----------------

   To the stockholders of OEC Compression Corporation:

   A special meeting of the stockholders of OEC Compression Corporation will be
held on December   , 2000, at 2501 Cedar Springs Road, Suite 600, Dallas,
Texas, 75201 starting at 10:00 a.m., local time, for the following purposes:

  1. To approve an Agreement and Plan of Merger, dated as of July 13, 2000 and amended as of November 14, 2000 among Hanover Compressor Company, Caddo Acquisition Corporation and OEC Compression Corporation, which provides that:

      (a) Caddo Acquisition Corporation, a wholly-owned subsidiary of Hanover Compressor Company, will be merged with and into OEC Compression Corporation, with OEC continuing as the surviving corporation and becoming a wholly-owned subsidiary of Hanover; and

      (b) If the merger is completed, each outstanding share of OEC common stock will be converted into the right to receive between .0333333 and .0307692 shares of Hanover common stock. The actual number of shares that will be issued will be determined by dividing $1.00 by the average closing sales price per share of Hanover common stock as reported by the New York Stock Exchange composite tape for the twenty consecutive trading days immediately preceding the second business day prior to the effective time of the merger (subject to a maximum of .0333333 and a minimum of .0307692 shares of Hanover common stock for each share of OEC common stock owned) and multiplying the result by the number of shares of OEC common stock outstanding.

  2. To transact such other business as may properly come before the meeting or any adjournments of the meeting.

   The OEC board of directors has fixed the close of business on November 17, 2000 as the record date for determining the OEC stockholders who are entitled to notice of, and to vote at, the special meeting.

   The approval of the Agreement and Plan of Merger will require the affirmative vote of the holders of a majority of the outstanding shares of OEC common stock as of the record date. The completion of the merger is conditioned upon approval of the Agreement and Plan of Merger by the OEC stockholders.

   All OEC stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the meeting, please take the time to vote on the proposals submitted to you by completing and mailing the enclosed proxy card in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it is voted at the special meeting of OEC stockholders. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of all of the above proposals. If you fail to return a properly executed proxy card and do not vote your shares in person at the meeting, it will have the same effect as a vote against approval of the Agreement and Plan of Merger.

   THE OEC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE AGREEMENT AND PLAN OF MERGER.

      By Action of the Board of Directors,

      [SIGNATURE OF RAY C. DAVIS]         [SIGNATURE OF KELCY L. WARREN]

      Ray C. Davis                        Kelcy L. Warren
      Co-Chief Executive Officer and      Co-Chief Executive Officer and
      Co-Chairman of the Board            Co-Chairman of the Board
Dallas, Texas
December   , 2000

                      REFERENCES TO ADDITIONAL INFORMATION

   This proxy statement/prospectus incorporates important business and financial information about Hanover from documents that are not included or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

      OEC Compression Corporation              Hanover Compressor Company
   2501 Cedar Springs Road, Suite 600           12001 N. Houston Rosslyn
          Dallas, Texas 75201                     Houston, Texas 77086
       Telephone: (214) 953-9560               Telephone: (281) 447-8787

   To obtain timely delivery of requested documents prior to the meetings, you
must request them no later than December   , 2000, which is five business days
prior to the date of the OEC special meeting.

   See "Where You Can Find More Information" on page 72 of this proxy statement/prospectus.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
QUESTIONS AND ANSWERS ABOUT THE MERGER.....................................   1


SUMMARY....................................................................   3
  The Companies............................................................   3
  The Meeting..............................................................   4
  Stockholders Entitled to Vote............................................   4
  Purposes of the OEC Special Meeting......................................   5
  Share Ownership of Management and Directors..............................   5
  The Merger...............................................................   5
  Voting and Disposition Agreement.........................................   6
  Risk Factors.............................................................   6
  Recommendation of the OEC Board of Directors.............................   6
  Opinion of Financial Advisor to OEC......................................   6
  Interests of Certain Persons in the Merger...............................   7
  Material Contacts........................................................   7
  Management Following the Merger..........................................   7
  Conditions to the Merger.................................................   8
  Termination..............................................................   8
  Dissenters' and Appraisal Rights.........................................   8
  Material United States Federal Income Tax Consequences...................   9
  Accounting Treatment.....................................................   9
  Surrender of Certificates................................................   9
  Effects of the Merger on the Rights of Holders of OEC Common Stock.......   9
  Selected Financial Data--Hanover.........................................  10
  Comparative Per Share Data...............................................  12
  Comparative Market Price Information.....................................  13


RISK FACTORS...............................................................  14
  Risks Relating to the Merger.............................................  14
  Risks Relating to Hanover................................................  15


CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS......................  18


THE OEC SPECIAL MEETING....................................................  20
  Date, Time and Place.....................................................  20
  Matters to be Considered at the OEC Special Meeting......................  20
  The OEC Board of Directors Recommendations...............................  20
  Vote Required............................................................  20
  Voting of Proxies........................................................  20
  Revocability of Proxies..................................................  21
  Record Date; Stock Entitled to Vote; Quorum..............................  21
  Solicitation of Proxies..................................................  21


THE MERGER.................................................................  22
  General..................................................................  22
  Background of the Merger.................................................  22
  Reasons for the Merger...................................................  26
  Recommendation of the OEC Board of Directors.............................  28
  Opinion of OEC's Financial Advisor.......................................  28
  Interests of Certain Persons in the Merger...............................  32
  Material Contacts........................................................  33

                                                                           Page
                                                                           ----
  Determination of Conversion Ratio.......................................  34
  Regulatory Approval Required............................................  34
  The Prudential Agreement................................................  34
  Management and Operations Following the Merger..........................  35
  Accounting Treatment....................................................  35
  Material United States Federal Income Tax Consequences..................  35
  Dissenters' and Appraisal Rights........................................  36
  Listing of the Hanover Common Stock to be Issued in the Merger..........  36
  Delisting and Deregistration of OEC Common Stock after the Merger.......  37
  Federal Securities Law Consequences.....................................  37


THE AGREEMENT AND PLAN OF MERGER..........................................  38
  General.................................................................  38
  Conversion of Shares....................................................  38
  Procedure for the Exchange of Stock Certificates........................  38
  Representations and Warranties..........................................  39
  Certain Covenants Relating to Conduct of Business.......................  41
  No Solicitation.........................................................  42
  Additional Agreements...................................................  43
  Director and Officer Indemnification....................................  44
  Conditions to the Merger................................................  45
  Termination; Termination Fees and Expenses..............................  46
  Amendment and Waiver....................................................  48


VOTING AND DISPOSITION AGREEMENT..........................................  49


NONCOMPETITION AGREEMENTS.................................................  50


OEC.......................................................................  51
  Business................................................................  51
  General.................................................................  51
  Gas Compression Operations..............................................  52
  Equipment Leasing and Contract Compression Services.....................  53
  Lease/Contract Compression Terms........................................  53
  Remanufacturing Services................................................  53
  Compressor Sales........................................................  54
  Market and Customers....................................................  54
  Competition.............................................................  54
  Compliance with Environmental Laws......................................  54
  Employees...............................................................  54
  Properties and Facilities...............................................  54
  Legal Proceedings.......................................................  55
  Market for OEC's Common Equity..........................................  55
  Executive Officers of OEC...............................................  55
  Security Ownership of Certain Beneficial Owners and Management..........  56
  Selected Historical Financial Data--OEC.................................  58
  Supplementary Financial Information--OEC................................  58
  OEC Management's Discussion and Analysis of Financial Condition and
   Results of Operations..................................................  60


DESCRIPTION OF HANOVER COMMON STOCK.......................................  65


COMPARISON OF STOCKHOLDER RIGHTS..........................................  66
  Capital Stock...........................................................  66
  Number, Election and Removal of Directors...............................  66

                                                                          Page
                                                                          ----
  Amendments to Charter and Bylaws.......................................  67
  Special Meetings of Stockholders.......................................  67
  Action Without a Meeting...............................................  68
  Inspection of Stockholder List.........................................  68
  Limitation of Directors' Liability.....................................  68
  Indemnification of Directors and Officers..............................  69
  Dissenters' and Appraisal Rights.......................................  70
  Oklahoma Control Shares Act............................................  71
  Rights Plan............................................................  71
  Interested Stockholder Transactions....................................  71


LEGAL MATTERS............................................................  72


EXPERTS..................................................................  72


WHERE YOU CAN FIND MORE INFORMATION......................................  72


INDEX TO OEC CONSOLIDATED FINANCIAL STATEMENTS........................... F-1


Annex A--Agreement and Plan of Merger dated as of July 13, 2000 and amended as of November 14, 2000
Annex B--Opinion of Prudential Securities
Annex C--Voting and Disposition Agreement

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: What is the proposed transaction for which I am being asked to vote?

A: OEC proposes to be acquired by Hanover pursuant to the terms of an Agreement and Plan of Merger as amended. Pursuant to the Agreement and Plan of Merger, Caddo Acquisition Corporation, a wholly-owned subsidiary of Hanover Compressor Company, will merge into OEC, with OEC surviving the merger. As a result, OEC will become a wholly-owned subsidiary of Hanover.

Q: What will happen to my OEC common stock in the merger?

A: In the merger, each issued and outstanding share of OEC common stock will be converted into the right to receive between .0333333 and .0307693 shares of Hanover common stock. The actual number of shares of Hanover common stock to be issued will be determined by dividing $1.00 by the average closing sales price per share of Hanover common stock as reported by the New York Stock Exchange composite tape for the twenty consecutive trading days immediately preceding the second business day prior to the effective time of the merger (subject to a maximum of .0333333 and a minimum of .0307692 shares of Hanover common stock for each share of OEC common stock), and multiplying the result by the number of shares of OEC common stock outstanding. Each outstanding share of Hanover common stock will remain outstanding and be unaffected by the merger. As a result of such merger, you will receive between .0333333 and .0307692 shares of Hanover common stock for each share of OEC common stock you own.

Q: When do you expect the merger to be completed?

A: We are working toward completing the merger as quickly as possible. We
   expect to complete the merger by December   , 2000. If necessary or
   desirable, either party may postpone the merger until March 1, 2001, and Hanover and OEC may agree to an even later date.

Q: What do I need to do now?

A: We urge you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger would affect you as a stockholder. You also may want to review the documents referenced under "Where You Can Find More Information."

Q: How do I vote?

A: Indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed postage-prepaid return envelope as soon as possible so that your shares may be represented at your meeting. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote in favor of each proposal applicable to you. If you fail to return your proxy card and do not vote in person at your meeting, the effect will be the same as a vote against the merger proposals applicable to you.

Q: If my shares are held in a brokerage account, how will my shares be voted?

A: Your broker will not vote your shares for you unless you provide your broker with written instructions on how to vote. As a result, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: May I change my vote after I have mailed a signed proxy card?

A: Yes. You may change your vote in one of the following three ways at any time before your proxy is voted at your meeting. First, you may send a written notice stating that you would like to revoke your proxy. Second, you may complete a new, later-dated proxy card. Third, you can attend the appropriate meeting and vote in person. If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of OEC. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change your vote or to vote in person at your meeting.

Q: Should I send my certificates now?

A: No. After the merger is completed, we will send you written instructions for exchanging your stock certificates.

Q: Whom do I call with questions?

A: OEC stockholders who have questions about the merger should contact:

                                  Jack Brannon
                          OEC Compression Corporation
                       2501 Cedar Springs Road, Suite 600
                              Dallas, Texas 75201
                                 (214) 953-9560

                                    SUMMARY

   This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the merger. In addition, we incorporate by reference important business and financial information into this proxy statement/prospectus. You may obtain the information incorporated by reference without charge by following the instructions in the section "Where You Can Find More Information." Where necessary, we have included page references to direct you to a more complete description of the topics in this summary.

                                 The Companies

Hanover

   The information provided in this prospectus gives effect to a restructuring of Hanover Compressor Company that was effected on December 9, 1999 (the "Restructuring"). The sole purpose of the Restructuring was to create a holding company, and the Restructuring has had and will have no effect on Hanover's business. As a result of the Restructuring, "old" Hanover Compressor Company was renamed Hanover Compression Inc. ("HCI") and became a wholly-owned subsidiary of a newly created holding company called Hanover Compressor Company. Each share of HCI was exchanged for one share of "new" Hanover Compressor Company, which replaced "old" Hanover Compressor Company as the publicly held company whose stock is traded on the New York Stock Exchange. Financial and other information discussed in this prospectus for periods prior to the Restructuring relates to HCI and its subsidiaries. The information provided in this prospectus also gives effect to the two-for-one split of Hanover's common stock effective June 13, 2000.

   Hanover is a leading provider of a broad array of natural gas compression services in the United States and select international markets. Hanover operates the largest compressor rental fleet, in terms of horsepower, in the gas compression industry and provides its services on a rental, contract compression, maintenance, and acquisition leaseback basis. Hanover's customers include independent and major producers and distributors of natural gas throughout the Western Hemisphere. Hanover's products and services are essential to the production, transportation, processing, and storage of natural gas. Founded in 1990 and publicly held since 1997, Hanover is the largest public company whose primary focus is in the natural gas compression business. Hanover's compression services are complemented by its compressor and oil and gas production equipment fabrication operations, which broaden its customer relationships both domestically and internationally.

   Through internal growth and a series of strategic acquisitions, Hanover has become the largest operator of rental compression horsepower capacity in the United States, serving an estimated 28% of the domestic rental market. Hanover began international operations in 1995 and has become one of the largest providers of compression services in the rapidly growing Latin American and Canadian markets. As of September 30, 2000, Hanover's compression rental fleet included the following:

                                                                Units Horsepower
                                                                ----- ----------
U.S............................................................ 4,379 1,714,000
International..................................................   426   384,000
                                                                ----- ---------
Total Fleet.................................................... 4,805 2,098,000
                                                                ===== =========

   In addition to our business of providing natural gas compression services, Hanover also fabricates gas compressors for sale to third parties and for inclusion in our rental fleet. Hanover was the second largest fabricator of natural gas compressors (by horsepower) in North America in 1999.

   Complementing Hanover's gas compression businesses is its oil and gas production equipment fabrication business. Oil and gas production equipment is typically installed at the wellhead immediately before beginning large-scale production and remains at the site for the life of the well. Hanover fabricates equipment used by oil and gas producers to separate and treat oil and gas immediately after it is produced in order to facilitate further processing, transportation and sale.

   Caddo Acquisition Corporation is a company formed in Oklahoma by Hanover on July 11, 2000 solely for use in the merger.

   In addition to the acquisition of OEC, which is the subject of this proxy statement/prospectus, Hanover acquired the Dresser Rand compression services division from Ingersoll-Rand Company as of August 31, 2000. This acquisition adds 312 rental units having an aggregate capacity of approximately 240,000 horsepower. The Dresser-Rand transaction is described more fully in the Form 8-K filed with the Securities and Exchange Commission on July 13, 2000, the Form 8-K filed with the Securities and Exchange Commission on September 14, 2000, the Form 8-K/A filed with the Securities and Exchange Commission on November 13, 2000, and the Form 8-K filed on November 22, 2000, all of which are incorporated by reference into this proxy statement/prospectus.

   The mailing address of Hanover's principal executive office is 12001 N. Houston Rosslyn, Houston, Texas, 77086, and the telephone number is (281) 447-8787.

OEC (Page 51)

   OEC Compression Corporation, formerly Equity Compression Services Corporation, formerly Hawkins Energy Corporation, is principally engaged in the leasing and contract management of gas compression equipment to operators of producing natural gas wells and gas gathering systems.

   OEC conducts its compressor operations through Ouachita Energy Corporation, its wholly-owned subsidiary. For the year ended December 31, 1999, its compressor service fleet consisted of 854 units with an aggregate capacity of 228,903 horsepower. In addition to its compressor operations, OEC is involved in the overhaul and rework of gas compression equipment owned by third parties and the direct sale of remanufactured gas compression equipment.

   For the year ended December 31, 1999, OEC had total revenues of $25,157,000 and net income of $121,000, or $0.00 per share (diluted). For the nine months ended September 30, 2000, OEC had total revenues of approximately $16,671,000 and net income of approximately $437,000, or $0.01 per share (diluted).

   The mailing address of OEC's principal executive office is 2501 Cedar Springs Road, Suite 600, Dallas, Texas, 75201, and the telephone number is
(214) 953-9560.

                                  The Meeting
                                   (Page 20 )

   The special meeting of OEC stockholders will be held on December   , 2000 at
2501 Cedar Springs Road, Suite 600, Dallas, Texas, 75201 starting at 10:00 a.m., local time.

                         Stockholders Entitled to Vote
                                   (Page 21)

   Holders of record of shares of OEC common stock at the close of business on the record date, November 17, 2000, are entitled to notice of, and to vote at, the special meeting of OEC stockholders. On the record date, there were approximately 37,060,766 shares of OEC common stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the special meeting of OEC stockholders.

   Hanover's stockholders will not be required to vote to approve the Merger pursuant to section 251(f)(3) of the Delaware General Corporation Law as the shares to be issued in connection with the Merger do not exceed 20% of the shares of common stock of Hanover outstanding as of July 13, 2000.

                       Purpose of the OEC Special Meeting

   At the special meeting of OEC stockholders, the stockholders of common stock will be asked to consider and vote upon proposals to approve:

  . the Agreement and Plan of Merger, dated as of July 13, 2000 and amended as of November 14, 2000, among Hanover Compressor Company, Caddo Acquisition Corporation and OEC Compression Corporation; and

  . any other matters that are properly brought before the special meeting or any adjournment or postponement of the meeting.

   The completion of the merger is conditioned upon OEC's stockholders' approval of the Agreement and Plan of Merger.

                  Share Ownership of Management and Directors
                                   (Page 21)

   On the record date, directors and executive officers of OEC and their affiliates held and are entitled to vote approximately 45% of the OEC common stock outstanding on that date. The vote required for approval of the OEC merger proposal is a majority of the outstanding shares of OEC common stock.

                                   The Merger
                                   (Page 22)

   Upon completion of the merger, Caddo Acquisition Corporation, a wholly-owned subsidiary of Hanover, will be merged with and into OEC, with OEC continuing as the surviving corporation and becoming a wholly-owned subsidiary of Hanover. Each issued and outstanding share of OEC common stock will be converted into the right to receive between .0333333 and .0307692 shares of Hanover common stock. The actual number of shares of Hanover common stock to be issued will be determined by dividing $1.00 by the average closing sales price per share of Hanover common stock as reported by the New York Stock Exchange composite tape for the twenty consecutive trading days immediately preceding the second business day prior to the effective time of the merger (subject to a maximum of
 .0333333 and a minimum of .0307692 shares of Hanover common stock for each share of OEC common stock), and multiplying the result by the number of shares of OEC common stock owned. As a result of such merger, OEC stockholders will receive between .0333333 and .0307692 shares of Hanover common stock for each share of OEC common stock held. Each outstanding share of Hanover common stock will remain outstanding and be unaffected by the merger.

   Based upon the number of outstanding shares of Hanover common stock and OEC common stock as of the record date, the holders of OEC common stock immediately prior to the merger will own approximately 3% of the outstanding shares of Hanover common stock immediately following the merger.

   The full text of the Agreement and Plan of Merger is attached as Annex A and is to be considered a part of this proxy statement/prospectus. OEC stockholders are urged to read carefully the Agreement and Plan of Merger in its entirety.

                        Voting and Disposition Agreement
                                   (Page 49)

   When Hanover and OEC entered into the Agreement and Plan of Merger, Hanover required certain stockholders to enter into a voting and disposition agreement under which those stockholders, among other things:

  . agreed to appear, in person or by proxy, for the purpose of obtaining a quorum at any meeting of the stockholders of OEC at which matters relating to the merger are considered;

  . agreed to vote their shares in favor of approval of the Agreement and Plan of Merger;

  . granted to Hanover an irrevocable proxy to vote all shares owned by them and in favor of the Agreement and Plan of Merger; and

  . agreed to certain restrictions on their ability to sell the shares of Hanover common stock they will receive in the merger.

   The voting and disposition agreement is attached to this proxy statement/prospectus as Annex C.

                                  Risk Factors
                                   (Page 14)

   In evaluating the merger and the proposals set forth in this proxy statement/prospectus, you should carefully consider the "Risk Factors."

                  Recommendation of the OEC Board of Directors
                                   (Page 28)

   The OEC board of directors believes that the terms of the merger and the Agreement and Plan of Merger are advisable and fair to, and in the best interests of, OEC and its stockholders. See "The Merger--Recommendation of the OEC Board of Directors."

   The OEC board of directors has unanimously approved the Agreement and Plan of Merger and recommends that holders of OEC common stock vote FOR the approval of the Agreement and Plan of Merger.

                      Opinion of Financial Advisor to OEC
                                   (Page 28)

   On July 14, 2000, Prudential Securities delivered its written opinion to the OEC board of directors to the effect that, as of that date, the consideration to be received by the OEC stockholders was fair, from a financial point of view.

   The full text of Prudential Securities' opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex B and is to be considered a part of this proxy statement/prospectus. OEC stockholders are urged to read carefully the opinion of Prudential Securities in its entirety.

                   Interests of Certain Persons in the Merger
                                   (Page 32)

   Directors and officers of OEC have interests in the merger as directors or officers that are different from, or in addition to, those of other stockholders. Pursuant to the Agreement and Plan of Merger, Hanover is obligated to indemnify each present and former director and officer of OEC against certain liabilities and expenses incurred in connection with claims relating to certain matters prior to the closing of the merger. See also "The Agreement and Plan of Merger--Director and Officer Indemnification."

   Each of the options held by certain officers and employees of OEC will, as a result of the merger, become vested and exercisable at the time of the merger and will be cancelled and converted into the right to receive cash in an amount equal to the product of (a) $1.00 minus the exercise price per share of such OEC option, times (b) the number of shares of OEC common stock which may be purchased upon exercise of such option. Also, the merger will trigger certain rights under agreements between OEC and some of its officers and employees.

                               Material Contacts
                                   (Page 33)

   In July 1999, Hanover and OEC entered into an agreement under which OEC sold natural gas compressors to Hanover for $2,265,000, of which $2,000,000 was paid on the date of the agreement with the remaining $265,000 to be paid 180 days thereafter unless Hanover or OEC exercised its repurchase option. The agreement contained provisions that permit OEC, at its option, to repurchase the compressors or Hanover, at its option, to sell the compressors back to OEC for a purchase price of $2,000,000 plus interest thereon at a rate of 10% per annum. Hanover elected to sell the equipment back to OEC, but the completion of the sale has been deferred pending completion of the merger between OEC and Hanover. OEC has treated the transaction as a loan for accounting purposes because of certain unexercised put and call features in the agreement, carrying the $2,000,000 amount payable to Hanover as a current note payable at September 30, 2000.

   In November 2000, OEC and Hanover entered into a management agreement under which OEC engaged Hanover to provide day to day management services for OEC's field and shop operations. The management agreement provides that Hanover will receive a fee of $900,000 per month for performing those services, including $900,000 for services performed by Hanover during the period ended October 31, 2000. The management fee is payable to Hanover only upon consummation of the merger. The management agreement provides that Hanover has no responsibility for OEC's marketing and sales operations, including making bids for new business, or OEC's financial reporting and accounting operations, all of which remain the responsibility of OEC's management.

   In June of 2000, Hanover sold to an affiliate of Ray C. Davis and Kelcy L. Warren, each of whom is a co-chief executive officer and co-chairman of the board of OEC, a 25% interest in an electrical generation plant in Venezuela for an aggregate amount of $5 million dollars.

   In June of 2000, a partnership owned by Mr. Davis and Mr. Warren sold a 50% interest in a power generation facility to be located in Florida to Hanover for an aggregate amount of $5 million dollars.

   Mr. Warren and Mr. Davis have engaged in discussions with Hanover with respect to formation of a potential joint venture to cooperate on power generation projects, but no agreement has been reached as to the terms of the potential joint venture. While Mr. Warren, Mr. Davis and Hanover may continue these discussions from time to time, it is not clear when they might reach an agreement on the terms of the joint venture or if they will be able to reach an agreement at all.

                        Management Following the Merger
                                   (Page 35)

   Following the merger, OEC will be a wholly-owned subsidiary of Hanover Compressor Company. For more information on the directors and executive officers of Hanover, please see Hanover's most recent 10-K, filed with the Securities and Exchange Commission on March 30, 2000 and incorporated by reference herein. See also "Where You Can Find More Information."

                            Conditions to the Merger
                                   (Page 45)

   The obligations of OEC and Hanover to complete the merger are subject to the satisfaction of certain conditions, including:

  .  obtaining the requisite approvals of OEC stockholders;

  .  obtaining the requisite regulatory approvals;

  . the continuing accuracy at the time of the merger of the representations and warranties made by Hanover and OEC in the Agreement and Plan of Merger;

  . Two-year non-competition agreements shall have been executed and delivered to Hanover by all officers of and affiliates of OEC as requested by Hanover, including, but not limited to, Ray C. Davis and Kelcy L. Warren;

  . Hanover shall have received an Affiliate Agreement (as defined in the Agreement and Plan of Merger) from each person identified as an affiliate pursuant to Section 5.9 of the Agreement and Plan of Merger;

  . OEC's financial advisor, Prudential Securities, shall have rendered a fairness opinion with respect to the Agreement and Plan of Merger and the transactions contemplated thereby, and such opinion shall not have been withdrawn or adversely modified; and

  . All principal and accrued interest thereon under the promissory notes made by Dennis W. Estis and Barbara Estis in favor of OEC having principal amounts of $217,250 and $114,507 respectively, shall have been paid in full.

   Each party may waive any or all of the closing conditions referred to above. Hanover and OEC filed the required notifications and report forms with the Department of Justice and the Federal Trade Commission on August 28, 2000 and received clearance effective September 13, 2000. See also "The Merger-- Regulatory Approval Required."

                                  Termination
                                   (Page 46)

   The Agreement and Plan of Merger may be terminated as follows:

  .  by mutual written consent of Hanover and OEC;

  . at the option of either Hanover or OEC if the merger is not completed by March 1, 2001; and

  .  upon the occurrence of certain other events.

   Under some circumstances, either Hanover or OEC may be required to reimburse the other for expenses of up to $750,000. Under certain circumstances, OEC may also be required to pay Hanover a termination fee of $1,665,000.

                        Dissenters' and Appraisal Rights
                                   (Page 36)

   Hanover stockholders will not be entitled to exercise dissenters' or appraisal rights under Delaware law as a result of the merger, since they are not required to vote to approve the Agreement and Plan of Merger pursuant to section 251(f)(3) of the Delaware General Corporation Law as the shares to be issued in connection with the merger do not exceed 20% of the shares of common stock of Hanover outstanding as of July 13, 2000.

   OEC stockholders will not be entitled under Oklahoma law to exercise appraisal rights as a result of the merger or to demand payment for their shares since (i) the shares of Hanover common stock they will receive in the merger are registered on the New York Stock Exchange and (ii) because the holders of the OEC common stock will receive only shares of Hanover common stock and cash in lieu of fractional shares of Hanover common stock as a result of the merger.

             Material United States Federal Income Tax Consequences
                                   (Page 39)

   The merger is intended to qualify as a "reorganization" under the Internal Revenue Code, and both Hanover and OEC shall each use their respective best efforts to cause the merger to be treated as a "reorganization." Assuming the merger qualifies as a "reorganization," no gain or loss will be recognized by Hanover, OEC, or OEC stockholders who receive Hanover common stock as a result of the merger, except with respect to the receipt of cash in lieu of fractional shares of Hanover common stock by OEC stockholders. For a further discussion of the United States federal income tax consequences of the merger, see also "The Merger-- Material United States Federal Income Tax Consequences."

                              Accounting Treatment
                                   (Page 39)

   The merger will be accounted for as a purchase for accounting and financial reporting purposes, which means that Hanover will include OEC's operating results in its financial statements only from the date of consummation of the merger.

                           Surrender of Certificates
                                   (Page 38)

   Following the merger, the combined company will mail a letter of transmittal to all holders of record of OEC common stock, which will contain instructions for surrendering the holders' stock certificates in exchange for certificates representing shares of Hanover common stock. Certificates should not be surrendered until the letter of transmittal is received.

       Effects of the Merger on the Rights of Holders of OEC Common Stock
                                   (Page 38)

   Upon completion of the merger, holders of OEC common stock will become stockholders of Hanover. The internal affairs of Hanover are governed by the Delaware General Corporation Law and Hanover's certificate of incorporation and bylaws, which are different than the law governing the internal affairs of OEC and the articles of incorporation and bylaws of OEC. See also "Comparison of Stockholder Rights."

   THIS PROXY STATEMENT/PROSPECTUS, AS WELL AS THE OTHER DOCUMENTS TO WHICH WE REFER IN THIS PROXY STATEMENT/PROSPECTUS, DESCRIBE MANY OF THE POSITIVE FACTORS AFFECTING HANOVER'S AND OEC'S FUTURE BUSINESS PROSPECTS AND THE POSSIBLE OR ASSUMED BENEFITS OF THE MERGER. STOCKHOLDERS ALSO SHOULD BE AWARE OF FACTORS THAT COULD HAVE A NEGATIVE IMPACT ON THOSE PROSPECTS OR ON THE POSSIBLE OR ASSUMED PROSPECTS OF THE MERGER. THOSE FACTORS INCLUDE, POLITICAL, ECONOMIC OR OTHER CONDITIONS SUCH AS CURRENCY, EXCHANGE RATES, INFLATION RATES, RECESSIONARY OR EXPANSIONARY TRENDS, TAXES AND REGULATIONS AND LAWS AFFECTING HANOVER'S AND OEC'S BUSINESS, AVAILABILITY OF ADDITIONAL FINANCING, COMPETITIVE PRODUCTS AND SERVICES, PRICING, AND THE RISKS AND UNCERTAINTIES DESCRIBED UNDER "RISK FACTORS." WHEN WE USE SUCH WORDS AS "BELIEVES," "EXPECTS," "ANTICIPATES" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD-LOOKING STATEMENTS. ALL SUCH FORWARD-LOOKING STATEMENTS ARE NECESSARILY ONLY ESTIMATES OF FUTURE RESULTS, AND THERE CAN BE NO ASSURANCE THAT ACTUAL RESULT WILL NOT MATERIALLY DIFFER FROM EXPECTATIONS.

                        Selected Financial Data--Hanover

   In the table below, we have provided you with selected historical consolidated financial data and pro forma combined condensed financial data of Hanover. The data for Hanover was derived as of the dates indicated and for each of the fiscal years in the five-year period ended December 31, 1999 from audited consolidated financial statements of Hanover. The data as of and for the nine months ended September 30, 1999 and 2000 was derived from unaudited condensed consolidated financial statements filed in the Quarterly Report on Form 10-Q by Hanover for the quarter ended September 30, 2000. In the opinion of Hanover's management, such unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations of such interim periods.

   On August 31, 2000, Hanover acquired the compression services division of Dresser-Rand Company for approximately $177 million in cash and Hanover common stock. The pro forma combined condensed financial data present the pro forma results of operations of Hanover as if the acquisition had occurred on January 1, 1999. This pro forma financial data was derived from the pro forma combined condensed statements of operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 included in Hanover's Current Report on Form 8-K dated November 22, 2000. The pro forma financial data does not purport to be indicative of the results which would actually have been obtained had the acquisition been completed on the date indicated or which may be obtained in the future.

   The information in this section should be read along with Hanover's consolidated financial statements, accompanying notes and other financial information, the combined financial statements of the compression services division of Dresser-Rand Company and related pro forma financial data incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information." (in thousands, except per share amounts).

                                          Year end December 31,
                          ----------------------------------------------------------
                          1995(1)    1996      1997      1998      1999      1999
                          -------  --------  --------  --------  --------  ---------
                                                                           Pro forma
INCOME STATEMENT DATA:
Total Revenues:           $95,964  $136,011  $198,798  $281,957  $317,028  $476,134
                          -------  --------  --------  --------  --------  --------
Expenses:
 Operating..............   56,256    75,031   109,432   150,652   151,169   269,943
 Selling, general and
  administrative........   12,542    16,439    20,782    26,626    33,782    47,105
 Depreciation and
  amortization(2).......   13,494    20,722    28,439    37,154    37,337    44,932
 Lease expense..........                                  6,173    22,090    22,090
 Interest expense.......    4,560     6,594    10,728    11,716     8,786    15,911
 Distributions on
  mandatorily redeemable
  convertible preferred
  securities............                                              278       278
                          -------  --------  --------  --------  --------  --------
 Total Costs and
  Expenses..............   86,852   118,786   169,381   232,321   253,442   400,259
                          -------  --------  --------  --------  --------  --------
Income before income
 taxes..................    9,112    17,225    29,417    49,636    63,586    75,875
Provision for income
 taxes..................    3,498     6,844    11,314    19,259    23,145    27,618
                          -------  --------  --------  --------  --------  --------
Net income..............  $ 5,614  $ 10,381  $ 18,103  $ 30,377  $ 40,441  $ 48,257
                          =======  ========  ========  ========  ========  ========
Net income available to
 common stockholders:
 Net Income.............    5,614    10,381    18,103    30,377    40,441    48,257
 Dividends on Series A
  and Series B preferred
  stock.................     (832)   (1,773)
 Series A preferred
  stock exchange........             (3,794)
 Series B preferred
  stock conversion......             (1,400)
                          -------  --------  --------  --------  --------  --------
Net income available to
 common stockholders....  $ 4,782  $  3,414  $ 18,103  $ 30,377  $ 40,441  $ 48,257
                          =======  ========  ========  ========  ========  ========
Weighted average common
 and common equivalent
 shares:
 Basic(3)...............   28,746    40,996    51,246    56,936    57,048    59,968
                          -------  --------  --------  --------  --------  --------
 Diluted(3).............   30,716    44,046    54,690    60,182    61,054    63,974
                          -------  --------  --------  --------  --------  --------
Earnings per common
 share:
 Basic(3)...............     $.17      $.08      $.35      $.53      $.71      $.80
                          =======  ========  ========  ========  ========  ========
 Diluted(3)(4)..........     $.16      $.08      $.33      $.50      $.66      $.75
                          =======  ========  ========  ========  ========  ========
OTHER DATA:
 EBITDA(5)..............  $27,166  $ 44,541  $ 68,584  $104,679  $132,077
                          =======  ========  ========  ========  ========
CASHFLOWS PROVIDED BY
 (USED IN):
 Operating activities...  $ 9,088  $ 20,276  $ 32,219  $ 31,147  $ 68,222
 Investing activities...  (68,474)  (87,683) (164,490)  (14,699)  (92,114)
 Financing activities...   62,206    71,740   129,510    (9,328)   18,218
BALANCE SHEET DATA (END
 OF PERIOD):
 Cash and cash
  equivalents...........  $ 2,989  $  7,322  $  4,561  $ 11,503  $  5,756
 Working capital........   23,270    41,513    58,027   113,264   107,966
 Net property, plant and
  equipment.............  198,074   266,406   394,070   392,498   497,465
 Total assets...........  252,313   341,387   506,452   614,590   756,510
 Long-term debt.........   50,451   122,756   158,838   156,943    69,681
 Mandatorily redeemable
  convertible preferred
  securities............                                           86,250
 Preferred stockholders'
  equity................   28,894
 Common stockholders'
  equity................  139,302   176,895   288,271   316,713   369,157

                                                  Nine Months Ended September
                                                              30,
                                                  ------------------------------
                                                    1999      2000       2000
                                                  --------  ---------  ---------
                                                                       Pro forma
INCOME STATEMENT DATA:
Total Revenues:                                   $227,838  $ 370,222  $426,686
                                                  --------  ---------  --------
Expenses:
 Operating......................................   108,837    196,326   238,675
 Selling, general and administrative............    24,232     34,481    41,102
 Depreciation and amortization..................    28,536     36,830    42,036
 Lease expense..................................    14,727     29,596    29,596
 Interest expense...............................     7,841      5,560    10,310
 Distributions on mandatorily redeemable
  convertible preferred securities..............                4,776     4,776
                                                  --------  ---------  --------
 Total Costs and Expenses.......................   184,173    307,569   366,495
                                                  --------  ---------  --------
Income before income taxes......................    43,665     62,653    60,191
Provision for income taxes......................    16,156     23,305    22,389
                                                  --------  ---------  --------
Net income......................................  $ 27,509  $  39,348  $ 37,802
                                                  --------  ---------  --------
Net income available to common stockholders:
 Net Income.....................................    27,509     39,348    37,802
 Dividends on Series A and Series B preferred
  stock.........................................
 Series A preferred stock exchange..............
 Series B preferred stock conversion............
                                                  --------  ---------  --------
Net income available to common stockholders.....  $ 27,509  $  39,348  $ 37,802
                                                  ========  =========  ========
Weighted average common and common equivalent
 shares:
 Basic(3).......................................    56,966     60,324    62,937
                                                  --------  ---------  --------
 Diluted(3).....................................    60,974     64,619    67,232
                                                  --------  ---------  --------
Earnings per common share:
 Basic(3).......................................      $.48       $.65      $.60
                                                  ========  =========  ========
 Diluted(3).....................................      $.45       $.61      $.56
                                                  ========  =========  ========
OTHER DATA:
 EBITDA(5)......................................  $ 94,769  $ 139,415
                                                  ========  =========
CASHFLOWS PROVIDED BY (USED IN):
 Operating activities...........................  $ 41,427  $   7,491
 Investing activities...........................   (12,386)  (162,614)
 Financing activities...........................   (31,376)   162,453
BALANCE SHEET DATA (END OF PERIOD):
 Cash and cash equivalents......................  $  9,090  $  13,042
 Working capital................................   129,866    224,684
 Net property, plant and equipment..............   426,527    688,588
 Total assets...................................   683,980  1,271,468
 Long-term debt.................................   124,540    173,835
 Mandatorily redeemable convertible preferred
  securities....................................               86,250
 Preferred stockholders' equity ................
 Common stockholders' equity....................   348,814     19,838

--------
(1) The selected historical financial information includes the results of operations of the Company and its wholly-owned subsidiaries. During 1995, the Company acquired Astra Resources Compression, Inc., a significant subsidiary.
(2) In order to more accurately reflect the estimated useful lives of natural gas compressor units in the rental fleet; effective January 1, 1996 the Company changed the lives over which these units are depreciated from 12 to 15 years. The effect of this change was a decrease in depreciation expense of $2.6 million and an increase in net income of $1.5 million ($.03 per diluted common share) for the year ended December 31, 1996.
(3) In June 2000, the Company completed a 2 for 1 stock split effected in the form of a 100% stock dividend. All weighted average and common equivalent shares and earnings per common share information have been restated for all periods presented to reflect this stock split.
(4) Diluted earnings per share in 1996 was $.24 per share before the effects of charging retained earnings for $1.8 million relating to dividends on redeemable preferred stock and one time charges to retained earnings for
    (i) $3.8 million related to the exchange of all Series A preferred stock for subordinated notes and (ii) $1.4 million related to the conversion of all Series B preferred stock to Common Stock.
(5) EBITDA consists of the sum of consolidated net income before interest expense, lease expense, distributions on mandatorily redeemable convertible preferred securities, income tax, and depreciation and amortization. The Company believes that EBITDA is a meaningful measure of its operating performance and is also used to measure the Company's ability to meet debt service requirements. EBITDA should not be considered as an alternative performance measure prescribed by generally accepted accounting principles.

                           Comparative Per Share Data

   The following tables set forth historical per share data of Hanover and OEC.

   OEC stockholders should read the information in this section along with Hanover's and OEC's historical financial statements, accompanying notes and other financial information incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information."

                                          Per Share Data For Fiscal Years Ended
                                          --------------------------------------
                                          December 31, December 31, December 31,
                                              1997         1998         1999
                                          ------------ ------------ ------------
Historical--Hanover:
  Net earnings--basic....................    $0.35        $0.53        $0.71
  Net earnings--diluted..................     0.33         0.50         0.66
  Book value.............................     5.271        5.263        6.046
                                          Per Share Data For Fiscal Years Ended
                                          --------------------------------------
                                          December 31, December 31, December 31,
                                              1997         1998         1999
                                          ------------ ------------ ------------
Historical--OEC:
  Net earnings (loss)--basic.............    $ (.07)      $   .0       $   .0
  Net earnings (loss)--diluted...........      (.07)          .0           .0
  Book value.............................      .988         .987         .988

Comparative Market Price Information

   Hanover common stock is traded on the New York Stock Exchange under the symbol "HC." OEC common stock is traded on the American Stock Exchange under the symbol "OOC." The table below sets forth, for the quarters indicated, the reported high and low sales prices of Hanover common stock and OEC common stock.

                                                     Hanover           OEC
                                                  Common Stock    Common Stock
                                                 --------------- ---------------
                                                  High     Low    High     Low
                                                 ------- ------- ------- -------
Fiscal Year Ended December 31, 1998:
  First Quarter................................. $10.375 $ 8.657 $ 2.750 $ 2.063
  Second Quarter................................  14.813  11.625   2.563   2.063
  Third Quarter.................................  14.344   8.750   2.313   1.688
  Fourth Quarter................................  13.532   8.844   1.938   1.063
Fiscal Year Ended December 31, 1999:
  First Quarter................................. $14.000 $ 9.625 $ 1.313 $ 0.875
  Second Quarter................................  17.782  13.063   1.750   1.000
  Third Quarter.................................  19.063  15.688   1.438   1.000
  Fourth Quarter................................  19.188  14.032   1.250   .5630
Fiscal Year Ended December 31, 2000:
  First Quarter................................. $28.438 $16.906 $0.8125 $0.5625
  Second Quarter................................  38.000  22.719  0.8750  0.5000
  Third Quarter.................................  40.688  25.250  1.0625  0.7500
  Fourth Quarter (through November 24, 2000)....  34.168  28.375  0.9375  0.7500

   On July 12, 2000, the last full trading day prior to the public announcement of the execution of the Agreement and Plan of Merger, the New York Stock Exchange reported that the last sale price of Hanover common stock was $38.875 per share. The American Stock Exchange reported that the last sale price of OEC common stock was $0.9375 per share.

   On November 24, 2000, the most recent practicable date prior to the printing of this proxy statement/ prospectus, the New York Stock Exchange reported that the last sale price of Hanover common stock was $32.938 per share. The American Stock Exchange reported that the last sale price of OEC common stock was $.875 per share.

   Because the market price of Hanover common stock is subject to fluctuation, the market value of the shares of Hanover common stock that holders of OEC common stock will receive in the merger may increase or decrease prior to the merger.

   We urge you to obtain current market quotations for Hanover common stock and OEC common stock.

                                  RISK FACTORS

   In addition to the other information included and incorporated by reference in this proxy statement/prospectus, OEC stockholders should consider carefully the matters described below in determining whether to approve the merger proposals.

Risks Relating to the Merger

 Hanover may not be able to effectively and efficiently integrate OEC into its operations.

   Over the past six months, Hanover has completed four acquisitions in addition to OEC, and Hanover's ability to integrate successfully the operations and management of each of these companies into Hanover is a complex process. Hanover cannot assure you that this integration will be completed rapidly or will achieve all of the anticipated synergies and other benefits Hanover expects from the acquisitions. See "The Merger--Reasons for the Merger."

 Hanover may not be able to realize the expected benefits of the merger.

   Achieving the benefits Hanover expects from the merger will depend in large part on integrating the technology, operations and personnel of OEC into Hanover in a timely and efficient manner to minimize the impact on customers, employees and management. In addition, Hanover must persuade the personnel of Hanover and OEC that the business cultures of Hanover and OEC are compatible. Hanover cannot assure you that it will realize any of the anticipated benefits of the merger, and failure to do so could adversely affect the business of Hanover and OEC after the merger.

 Hanover will incur merger-related charges.

   Hanover expects the total merger-related costs to be approximately $500,000 consisting primarily of financial advisory, legal and accounting fees, employee benefit costs, financial printing costs and other related charges. The amount of these expenses is a preliminary estimate and is subject to change.

 OEC's officers have conflicts of interest that may influence them to support or approve the merger.

   The executive officers of OEC participate in arrangements that provide them with interests in the merger that are different from, or are in addition to, your interests as a stockholder.

   In particular, the Agreement and Plan of Merger provides that all of the unvested stock options will be cancelled and converted into the right to receive cash from Hanover. In addition, because the merger constitutes a change in control, many of the officers and employees of OEC are entitled to change of control payments after the completion of the merger, and enhanced severance benefits if, within ninety days after the merger, the officer or employee is terminated other than for cause or if the officer or employee terminates his or her employment after being demoted or relocated. See "The Merger--Interests of Certain Persons in the Merger."

   As a result, these officers could be more likely to vote to approve the Agreement and Plan of Merger than if they did not hold these interests. You should consider whether these interests may have influenced these officers to support or recommend the merger.

 Failure to complete the merger or delays in completing the merger could negatively impact Hanover's and OEC's stock prices and future business and operations.

   If the merger is not completed for any reason, Hanover and OEC may be subject to a number of material risks, including the following:

  . OEC may be required to pay Hanover a termination fee of $1,665,000;

  . Hanover or OEC may be required to reimburse the other for up to $750,000 in merger related expenses;

  . the price of Hanover or OEC common stock may decline to the extent that the current market price of the common stock reflects a market assumption that the merger will be completed; and

  . costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

   In addition, in response to the announcement of the merger, Hanover's or OEC's customers may delay or defer purchasing or leasing decisions. Any delay or deferral of purchasing or leasing decisions by customers could negatively affect the business and results of operations of Hanover and OEC, regardless of whether the merger is ultimately completed. Similarly, current and prospective employees of Hanover and OEC may experience uncertainty about their future roles with the companies until after the merger is completed or if the merger is not completed. This may adversely affect the ability of Hanover and OEC to attract and retain key management, marketing and technical personnel.

   Further, if the merger is terminated and the Hanover or OEC boards of directors determine to seek another merger or business combination, we cannot assure you that we will be able to find a transaction providing as much stockholder value as this merger. While the Agreement and Plan of Merger is in effect, subject to certain limited exceptions, OEC is prohibited from soliciting, initiating or encouraging or entering into any extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party.

Risks Relating to Hanover

 Industry Conditions--A prolonged, substantial reduction in oil or gas prices could adversely affect the business of Hanover.

   Hanover's operations depend upon the levels of activity in natural gas development, production, processing and transportation. In recent years, oil and gas prices and the level of drilling and exploration activity have been extremely volatile. For example, from mid-1998 to mid-1999, oil and gas exploration and development activity and the number of well completions declined due to a significant reduction in oil and gas prices. As a result, the demand for Hanover's gas compression and oil and gas production equipment was adversely affected. Any future significant, prolonged decline in oil and gas prices could have a material adverse effect on its business, results of operations and financial condition.

 Short Lease Terms-- Hanover's compressor leases have short initial terms, and it cannot be sure that the compressors will stay out on location after the end of the initial lease term.

   The length of Hanover's leases varies based on operating conditions and customer needs. In most cases, under currently prevailing lease rates, the initial lease terms are not long enough to enable Hanover to fully recoup the average cost of acquiring or manufacturing the compressors. Hanover cannot assure you that a substantial number of its lessees will continue to renew their leases or that it will be able to re-lease the compressors to new customers or that any renewals or re-leases will be at comparable lease rates. An inability to renew or re-lease a substantial portion of Hanover's compressor rental fleet would have a material adverse effect upon its business, results of operations and financial condition.

 Competition--Hanover operates in a highly competitive industry and competes against many larger companies with greater financial resources.

   Hanover competes with several large national and multinational companies which provide compression services to third parties, many of which have greater financial and other resources than it does. If its competitors were to substantially increase the resources they devote to the development and marketing of competitive products and services, Hanover cannot assure you that it will have sufficient resources to respond accordingly.

 Potential Liability and Insurance--Natural gas operations entail inherent risks that may result in substantial liability to Hanover.

   Natural gas operations entail inherent risks, including equipment defects, malfunctions, failures and natural disasters which could result in uncontrollable flows of gas or well fluids, fires and explosions. These risks may expose Hanover to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. Hanover has obtained insurance against liability for personal injury, wrongful death and property damage, but it cannot assure you that the insurance will be adequate to cover its liability. Similarly, Hanover cannot assure you that it will be able to obtain insurance in the future at a reasonable cost or at all. Hanover's business, results of operations and financial condition could be adversely affected if it incurs substantial liability and the damages are not covered by insurance or are in excess of policy limits.

 Governmental Regulation--Hanover is subject to a variety of governmental regulations relating to environmental, health and safety.

   Hanover's business is subject to a variety of federal, state and local laws and regulations relating to safety, health and the environment. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements, and issuance of injunctions as to future compliance. As part of the regular overall evaluation of its current operations, Hanover is updating certain facility permits with respect to stormwater discharges and air emissions but does not believe such updates will have a material adverse effect on its operations as a result of any enforcement measures or capital costs. Based on Hanover's experience to date, it believes that the future cost of compliance with existing laws and regulations and the future cost of necessary investigation or remediation of contamination will not have a material adverse effect on its business, financial condition and results of operations. However, future events, such as discovery of unknown contamination, any third party claims made with respect to previously owned or leased properties, compliance with more stringent laws and regulations or more vigorous enforcement policies by regulatory agencies or stricter or different interpretations of existing laws and regulations could require it to make material expenditures.

   Hanover has conducted preliminary environmental site assessments with respect to certain properties currently owned or leased by it. Some of these assessments have revealed that soils and/or groundwater at some of its facilities are contaminated with hydrocarbons and various other regulated substances. Hanover does not believe that our operations caused any such contamination and is not currently under any orders or directives to undertake any remedial activity. In addition, Hanover has previously owned or leased certain properties that had in the past experienced soil contamination. Hanover has since conducted remedial operations at certain of these previously held properties as it believed necessary and either sold the owned properties to third parties or returned the leased properties to the lessors. Hanover is not currently aware of any further remedial obligations at such previously held properties. Hanover cannot be certain, however, that it will not be required to undertake any remedial activities involving any substantial costs on any of these properties in the future.

 Substantial Capital Requirements--Hanover requires a substantial amount of capital to expand its compressor rental fleet and its complementary businesses.

   Hanover will continue to make substantial capital investments to expand our compressor rental fleet and our complementary businesses. Hanover invested approximately $374.5 million in capital expenditures, including business acquisitions, during the nine months ended September 30, 2000, and expects to invest approximately $100 million in capital expenditures during the remainder of 2000. The amount of these expenditures may vary depending on the rate of return Hanover expects to earn from these investments, conditions in the natural gas industry and whether it makes any significant acquisitions. Historically, Hanover has funded these investments through internally generated funds, debt and sale and leaseback transactions and equity financing. While Hanover believe that cash flow from its operations and borrowings under Hanover's existing $200 million bank credit facility will provide it with sufficient cash to fund these investments, Hanover cannot assure you that these sources will be sufficient. As of September 30, 2000, Hanover had approximately $35 million of credit capacity remaining on its $200 million bank credit facility (7.88% rate at September 30, 2000). In October 2000, Hanover received $176.5 million proceeds from the sale and lease back of compression equipment. These proceeds were utilized to pay outstanding borrowings on Hanover's $200 million bank credit facility. In order to fund the estimated levels of 2000 capital expenditures, Hanover anticipates arranging additional sources of debt and/or equity during 2000. Hanover would need the consent of the lenders under its bank credit facility and the lessors under its sale and leaseback transactions to complete any new financing. Failure to generate sufficient cash flow, together with the absence of alternative sources of capital, could have a material adverse effect on Hanover's growth, results of operations and financial condition.

 International Operations--There are many risks for Hanover associated with conducting operations in international markets.

   Hanover operates in many different geographic markets, some of which are outside the United States. Changes in local economic or political conditions, particularly in Latin America or Canada, could have a material adverse effect on its business, financial condition and results of operations. Additional risks inherent in Hanover's international business activities include the following:

  . difficulties in managing international operations;

  . unexpected changes in regulatory requirements;

  . tariffs and other trade barriers which may restrict its ability to enter into new markets;

  . potentially adverse tax consequences;

  . restrictions on repatriation of earnings;

  . the burden of complying with foreign laws; and

  . fluctuations in currency exchange rates and the value of the U.S. dollar.

 Acquisition Strategy--Hanover may not be able to find suitable acquisition candidates or successfully integrate acquired companies into our business.

   As part of its business strategy, Hanover will continue to pursue the acquisition of other companies, assets and product lines that either complement or expand its business. Each acquisition involves potential risks, such as the diversion of management's attention away from current operations, problems in integrating acquired businesses and possible short-term adverse effects on Hanover's operations as a result of that process. Hanover routinely conducts preliminary discussions with other companies, which have operations or assets that may be suitable for it to acquire. Given Hanover's selective approach to acquisitions, it is unable to predict whether or when it will find suitable acquisition candidates or whether it will be able to complete a material acquisition. Hanover may seek to finance acquisitions with cash or through the issuance of new debt and/or equity securities. A relatively large acquisition in which cash is the primary form of consideration would utilize a substantial portion of Hanover's existing financial resources. As the compression industry continues to consolidate, the size of the companies Hanover may consider acquiring may become larger and, as a result, the general risks inherent in acquisitions described above may become more significant.

 Concentrated Ownership--A significant amount of Hanover's stock is owned by one stockholder.

   Hanover's largest stockholder, GKH Partners, L.P. ("GKH"), controlled approximately 35.5% of its voting power as of November 11, 2000. GKH is in a position to exert substantial influence over the outcome of most corporate actions requiring stockholder approval, including the election of directors, the future issuance by Hanover of common stock or other securities, and the approval of transactions involving a change of control. The interests of GKH could conflict with the interests of Hanover's other stockholders.

 Anti-Takeover Provisions--Hanover's certificate of incorporation and by-laws contain certain provisions that could make a takeover more difficult.

   Certain provisions of Hanover's certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of Hanover, even if such a change in control would benefit its stockholders. Hanover's certificate of incorporation allows it to issue preferred stock without stockholder approval and its by-laws limit who may call special stockholder meetings. These provisions could make it more difficult for a third party to acquire Hanover and may discourage acquisition bids or limit the price that investors might be willing to pay in the future for shares of its common stock. The ownership of a substantial number of Hanover's shares of common stock by GKH and Hanover's officers, directors, employees and their affiliates also could discourage acquisition bids. There are also provisions of Delaware law that could delay or make difficult a merger, tender offer or proxy contest.

   Please read the "Description of Hanover Common Stock" section of this prospectus.

 Shares Eligible for Future Sale--The market price of Hanover common stock could be depressed by future sales.

   Future sales of Hanover's common stock, or the perception that these sales could occur, could adversely affect the market price of its common stock. Hanover cannot assure you as to when, and how many of, the shares of its common stock will be sold and the effect those sales may have on the market price of its common stock. In addition, Hanover may issue additional shares of common stock in connection with future acquisitions or other transactions. Although those securities may be subject to regulatory or contractual resale restrictions, as these restrictions lapse or if these shares are registered for sale to the public, they may be sold to the public. In the event Hanover issues a substantial number of shares of its common stock, which subsequently become available for unrestricted resale, there could be a material adverse effect on the prevailing market price for Hanover common stock.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

   Certain matters discussed or incorporated by reference in this proxy statement/prospectus are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "believes," "anticipates," "expects," "estimates" or words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those anticipated as of the date of this proxy statement/prospectus. The risks and uncertainties include:

   .failure by Hanover and OEC to complete the merger on a timely basis or at all;

  . the inaccuracy of financial, regulatory and market trend projections used by Hanover and OEC and financial advisors in evaluating the merger;

  . failure to achieve anticipated cost savings and revenue enhancements as a result of the merger;

  . the risk that Hanover encounters greater than expected costs and difficulties in integrating the business of OEC;

  . inability to retain key personnel after the merger;

  . the loss of market share through competition;

  . the introduction of competing technologies by other companies;

  . a prolonged substantial reduction in oil and gas prices which would cause a decline in the demand for our compression and oil and gas production equipment;

  . new governmental safety, health and environmental regulations which could require us to make significant capital expenditures; and

  . changes in economic or political conditions in the countries in which we operate.

   In addition, these risks and uncertainties include those uncertainties and risk factors identified, among other places, under "Selected Pro Forma Condensed Financial Information," "Risk Factors," "The Merger--Reasons for the Merger," and "Opinion of OEC's Financial Advisor".

   The forward-looking statements included herein are only made as of the date of this proxy statement/prospectus and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                            THE OEC SPECIAL MEETING

Date, Time and Place

   This proxy statement/prospectus is being furnished to holders of OEC common stock in connection with the solicitation of proxies by the OEC board of
directors for use at the OEC special meeting to be held on December   , 2000,
and at any adjournment or postponement of the special meeting. The OEC special meeting will be held at 2501 Cedar Springs Road, Suite 600, Dallas, Texas 75201, starting at 10:00 a.m., local time.

Matters to be Considered at the OEC Special Meeting

   At the OEC special meeting, holders of OEC common stock will be asked to consider and vote upon proposals to approve:

   .the Agreement and Plan of Merger, which provides for:

  (a) the merger of Caddo Acquisition Corporation, a wholly-owned subsidiary of Hanover Compressor Company, with and into OEC, with OEC continuing as the surviving corporation and becoming a wholly-owned subsidiary of Hanover; and

  (b) the conversion of each issued and outstanding share of OEC common stock into Hanover common stock, with the number of shares of Hanover common stock to be issued to determined by dividing $1.00 by the average closing sales price per share of Hanover common stock for the twenty consecutive trading days immediately preceding the second business day prior to the effective time of the merger (subject to a maximum of .0333333 and a minimum of .0307692 shares of Hanover common stock for each share of OEC common stock), and multiplying the result by the number of shares of OEC common stock outstanding, as a result of which, OEC stockholders will receive between .033333 and .0307692 shares of Hanover common stock for each share of OEC stock they hold.

  . any other matters that are properly brought before the OEC special meeting, or any adjournment or postponement of the meeting.

The OEC Board of Directors Recommendation

   The OEC board of directors has unanimously approved the Agreement and Plan of Merger and recommends that holders of OEC common stock vote FOR the Agreement and Plan of Merger.

Vote Required

   The approval of the Agreement and Plan of Merger will require the affirmative vote of the holders of a majority of the outstanding shares of OEC common stock. Stockholders owning approximately 45% of the outstanding OEC common stock have agreed with Hanover to vote their shares in favor of the merger. See "Voting and Disposition Agreement."

Voting of Proxies

   All shares of OEC common stock which are entitled to vote and are represented at the OEC special meeting by properly executed proxies received prior to or at the special meeting, and not revoked, will be voted at the OEC special meeting in accordance with the instructions indicated on those proxies. If no instructions are indicated, the proxies will be voted for approval of the Agreement and Plan of Merger.

   If any other matters are properly presented at the OEC special meeting for consideration, including, among other things, consideration of a motion to adjourn the OEC special meeting to another time or place, including for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger, the persons named in the proxy will have discretion to vote on these matters in accordance with their best judgment. Proxies voted against the Agreement and Plan of Merger will not be voted in favor of adjournment for the purpose of the continued solicitation of proxies.

Revocability of Proxies

   Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

  . filing with the Secretary of OEC, at or before the voting at the OEC special meeting, a written notice of revocation bearing a later date than the proxy;

  . duly executing a proxy with a later date and delivering it to the Secretary of OEC before the voting at the OEC special meeting; or

  . attending the OEC special meeting and voting in person, although attendance at the meeting will not by itself constitute a revocation of a proxy.

   Any written notice of revocation or subsequent proxy should be sent to OEC Compression Corporation, 2501 Cedar Springs Road, Suite 600, Dallas, Texas, 75201, Attention: Secretary, or hand delivered to the Secretary of OEC at or before the voting at the OEC special meeting.

Record Date; Stock Entitled to Vote; Quorum

   The OEC board of directors has fixed November 17, 2000 as the record date for determining the OEC stockholders entitled to notice of and to vote at the OEC special meeting. Accordingly, only OEC stockholders of record on the record date will be entitled to notice of and to vote at the OEC special meeting. As of the record date, 37,060,766 shares of OEC common stock were outstanding and entitled to vote, which shares were held by approximately 1,127 holders of record. Each holder of shares of OEC common stock on the record date is entitled to one vote per share. Votes may be cast either in person or by a properly executed proxy.

   The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of OEC common stock entitled to vote at the OEC special meeting is necessary for a quorum. Shares of OEC common stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the OEC special meeting. Abstentions will have the same effect as a vote against the Agreement and Plan of Merger since this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of OEC common stock. Shares represented by broker non-votes at the OEC special meeting will be counted as present for purposes of determining whether there is a quorum at the OEC meeting.

   As of the record date, directors and executive officers of OEC and their affiliates may be deemed to have or share beneficial ownership of approximately 45% of the outstanding shares of OEC common stock. Each of the directors and executive officers of OEC has advised OEC that he intends to vote or direct the vote of all shares of OEC common stock over which he has or shares voting control for approval of the Agreement and Plan of Merger. See "OEC--Security Ownership of Certain Beneficial Owners and Management."

Solicitation of Proxies

   All expenses of OEC's solicitation of proxies, including the cost of mailing this proxy statement/prospectus to OEC stockholders, will be borne by OEC. In addition to solicitation by use of the mail, proxies may be solicited by directors, officers and employees of OEC in person or by telephone or other means of communication. These directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation. OEC will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares held of record by these brokerage houses, custodians, nominees and fiduciaries. OEC will reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

   You should not send in any stock certificates with your proxies. A transmittal form with instructions for the surrender of stock certificates for OEC common stock will be mailed to you as soon as practicable after completion of the merger.

                                   THE MERGER

   This section of the proxy statement/prospectus describes material aspects of the proposed merger. While we believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should read this proxy statement/prospectus, the Agreement and Plan of Merger and the other documents referred to carefully for a more complete understanding of the merger.

General

   The merger will be completed if the required approvals of the OEC stockholders are obtained and all other conditions to the merger are satisfied or waived. Upon completion of the merger, Caddo Acquisition Corporation, a wholly-owned subsidiary of Hanover Compressor Company, will be merged with and into OEC, with OEC continuing as the surviving corporation and becoming a wholly-owned subsidiary of Hanover. In the merger, each issued and outstanding share of OEC common stock will be converted into Hanover common stock, with the number of shares of Hanover common stock issued to be determined by dividing $1.00 by the average closing sales price per share of Hanover common stock as reported by the New York Stock Exchange composite tape for the twenty consecutive trading days immediately preceding the second business day prior to the effective time of the merger (subject to a maximum of .0333333 and a minimum of .0307692 shares of Hanover common stock for each share of OEC common stock), and multiplying the result by the number of shares of OEC common stock outstanding. As a result of such merger, OEC stockholders will receive between
 .0333333 and .0307692 shares of Hanover common stock for each share of OEC stock held.

   Based on the number of outstanding shares of Hanover common stock and OEC common stock as of the record date, the holders of OEC common stock immediately prior to the merger would own approximately 3% of the outstanding shares of the Hanover immediately after the merger.

   Pursuant to the Agreement and Plan of Merger, each outstanding option to purchase OEC common stock will be cancelled and converted into the right to receive cash, as provided in the Agreement and Plan of Merger. See "The Agreement and Plan of Merger."

Background of the Merger

   In March 1998, OEC engaged a national investment banking firm to explore strategic alternatives for the maximization of OEC stockholder value, including the possible sale of OEC. The firm prepared a descriptive memorandum concerning OEC and contacted in excess of 100 potential acquirers, including Hanover. Confidentiality agreements were executed by approximately 30 of the potential acquirers and confidential information was provided to each. At the end of the process, the firm asked for expressions of interest from the potential purchasers concerning the acquisition of OEC. The firm did not receive any indications or expressions of interest from any of the potential purchasers. After consultation between OEC and the firm, OEC ended the auction process and terminated the engagement of the investment banking firm.

   In November 1998, OEC received a letter from Dennis Estis, who at that time was both a director and OEC's Chief Operating Officer, stating that Mr. Estis was dissatisfied with current management of OEC and that he was requesting a special meeting of the shareholders of OEC be called to remove several directors of OEC as well as the President/Chief Executive Officer and Chief Financial Officer of OEC. Mr. Estis also demanded access to the shareholder records of OEC and indicated that if the OEC board of directors did not call a special meeting of the stockholders, he would solicit proxies or shareholders consents to call a special stockholders meeting. Mr. Estis informed OEC that he had also obtained the proxies of two other OEC shareholders in favor of calling a special meeting of OEC's shareholders. Mr. Estis also informed OEC that a lawsuit had been filed against OEC and certain directors or officers of OEC but the lawsuit would not be served while the parties were discussing his concerns and demands.

   On November 11, 1998, the OEC board of directors held a special meeting at which Mr. Estis was given an opportunity to express his concerns about OEC and its management. The OEC board of directors carefully considered both the views of Mr. Estis and the position of the management of OEC and voted not to call a special meeting of the stockholders of OEC. In addition, the OEC board of directors adopted a resolution expressing confidence in the President/Chief Executive Officer and the Chief Financial Officer of OEC. The Board of Directors of OEC also authorized management of OEC to resist any solicitation of stockholder consents or proxies, to call a special meeting of the shareholders of OEC by Mr. Estis and to respond to any litigation instituted by Mr. Estis.

   Following further discussions between OEC and Mr. Estis, the parties decided to resolve the issues raised by the November 10 letter and the lawsuit and to avoid the necessity of a proxy contest. On December 16, 1998, OEC, Mr. Estis, the two shareholders who had granted a proxy to Mr. Estis and certain other parties entered into a settlement agreement under which (i) the proxy contest was terminated, (ii) Mr. Andy Payne resigned from the Board of Directors, (iii) all litigation was dismissed, (iv) the parties released each other as to certain matters, (v) Mr. Estis' and Mr. Payne's employment with OEC was terminated and (vi) the terms of Mr. Estis' non-competition covenants were revised.

   In February 1999, Hanover contacted OEC concerning a possible acquisition. A special committee of the OEC board of directors was formed to review the proposed transaction, and the special committee tentatively approved the transaction. During July 1999, Hanover and OEC exchanged drafts of a definitive merger agreement, and Hanover conducted extensive due diligence on OEC.

   In connection with the proposed transaction and to augment the working capital of OEC, in July 1999, Hanover and OEC entered into an agreement under which OEC sold compressors to Hanover for $2,265,000, of which $2,000,000 was paid on the date of the agreement with the remaining $265,000 to be paid 180 days thereafter unless Hanover or OEC exercised its repurchase option. The agreement contained provisions that permit OEC, at its option, to repurchase the compressors or Hanover, at its option, to sell the compressors back to OEC for a purchase price of $2,000,000 plus interest thereon at a rate of 10% per annum. Hanover elected to sell the equipment back to OEC, but the completion of the sale has been deferred pending completion of the merger between OEC and Hanover. OEC has treated the transaction as a loan for accounting purposes because of certain unexercised put and call features in the agreement, carrying the $2,000,000 amount payable to Hanover as a current note payable at June 30, 2000.

   Hanover and OEC never reached final agreement as to the structure of the acquisition and in August of 1999, Hanover informed OEC that because of internal Hanover issues, Hanover was not interested in pursuing a transaction with OEC at that time. The compressor purchase agreement with Hanover was left in place.

   In September 1999, Matthew S. Ramsey resigned as President and Chief Executive Officer of OEC, and Richard Brannon resigned as Chairman of the OEC board of directors. Ray C. Davis and Kelcy L. Warren agreed to assume the positions of Co-Chief Executive Officers and Co-Chairman of the OEC board of directors. Mr. Brannon and Mr. Ramsey remained as directors of OEC. Mr. Davis and Mr. Warren agreed to assume such offices and responsibilities for no compensation and have not received any compensation for their services to OEC.

   At the same time as this change in management was occurring, Mr. Davis and Mr. Warren proposed that OEC merge with a group of companies owned and controlled by Mr. Davis and Mr. Warren (the "ET Companies"). The OEC board of directors approved the transaction in principle and appointed a special committee of OEC's Board (the "OEC Special Committee") to negotiate the values and exchange ratios between the two companies. In October 1999, OEC and ET Company, Ltd. executed a non-binding letter of intent concerning the proposed merger of the ET Companies and OEC.

   The OEC Special Committee engaged counsel and an investment banking firm to review the proposed transaction. In December 1999, after several months of review the OEC Special Committee informed the Board of OEC that in the opinion of the OEC Special Committee, a combination of the ET Companies and OEC was not in the best interest of OEC. Subsequently, Mr. Davis and Mr. Warren withdrew their offer to combine the ET Companies with OEC.

   After receiving the report from the OEC Special Committee regarding the ET Companies, the OEC board of directors discussed alternatives for OEC, including the sale or recapitalization of OEC. The OEC board of directors decided to engage an investment banking firm to advise OEC on strategic alternatives for the maximization of shareholder value for OEC, including the possible sale of OEC. In January 2000, OEC interviewed several investment banking firms and eventually engaged Prudential Securities, Incorporated ("Prudential"). Following its engagement, Prudential prepared a confidential descriptive memorandum concerning OEC and proceeded to contact potential acquirers. Prudential contacted 73 potential acquirers, including 25 companies who expressed an interest in evaluating the acquisition of OEC and who signed confidentiality agreements and received copies of the confidential descriptive memorandum. OEC and Prudential provided additional information to several additional bidders.

   Hanover was one of the companies initially contacted by Prudential. In February 2000, Mr. Warren discussed the proposed sale of OEC with Charles Erwin, Senior Vice President--Sales and Marketing of Hanover. In early May 2000, Mr. Warren asked Mr. Erwin if Hanover was interested in bidding for OEC. Mr. Erwin indicated that Hanover was not interested in participating in an auction but might offer $85 million for OEC, including assumption of debt and transaction expenses.

   During the negotiations with two other potential purchasers, a group led by Mr. Estis, Don A. Smith, C.M. Butler, III and Robert Gregory (the "Estis Group") informed OEC that the Estis Group intended to pursue a proxy contest to elect a slate of directors that excluded Mr. Davis, Mr. Warren, Mr. Ramsey, Mr. Richard Brannon, Mr. Finley, Mr. Stephenson and Mr. Hawthorne and to take control of OEC. Three members of the Estis Group (Mr. Estis, Mr. Smith and Mr. Butler, III) were directors and members of the Board of Directors of OEC and represented a majority of the members of the OEC Special Committee that had rejected the proposed merger of OEC with the ET Companies.

   At a meeting of the OEC board of directors held in May 2000, the Estis Group and OEC were advised by both counsel to OEC and Prudential that a proxy contest would be, at a minimum disruptive, and could possibly even eliminate as an option the sale of OEC. The Estis Group agreed to postpone the proxy contest for 30 days to allow Prudential additional time to pursue the sale of OEC. OEC and the Estis Group executed a limited standstill agreement pursuant to which such parties agreed not to institute any litigation during such 30 day period.

   Before the May 2000 meeting, Mr. Warren contacted Mr. Erwin of Hanover and discussed the pending proxy contest and the potential sale of OEC. Mr. Erwin reaffirmed that Hanover was interested in OEC at some price but did not want to engage in an auction.

   In April 2000, OEC continued extensive negotiations with the other two bidders who had expressed a serious interest in acquiring OEC before the public announcement of the proxy contest by the Estis Group. Eventually, both of these bidders lost interest in OEC and terminated negotiations.

   Prudential and OEC continued to contact potential purchasers of OEC. In early June 2000, one additional potential purchaser expressed an interest in OEC and executed a confidentiality agreement. The bidder conducted limited financial due diligence on OEC and indicated that it was interested in potentially making a bid for OEC.

   On June 9, 2000, Mr. Davis, Mr. Warren, counsel for OEC and counsel for the Estis Group met with William S. Goldberg, Executive Vice President of Hanover. The parties discussed a potential transaction and the ranges of values that Hanover was interested in paying for OEC. One issue discussed was a requirement by Hanover that the transaction be structured as 50% cash and 50% stock based on the enterprise value of OEC.

To meet this requirement, OEC discussed having its subordinated lender agree to exchange subordinated debt for Hanover stock. In addition, Hanover wanted certain officers and directors of OEC, including Mr. Warren, Mr. Davis, Mr. Estis and Mr. Smith, to enter into non-competition agreements on terms satisfactory to Hanover.

   OEC and Hanover negotiated the terms of a letter of intent from June 9, 2000 through June 13, 2000. At the same time the other bidder also provided OEC with a letter of intent pursuant to which OEC would be acquired for stock of the other bidder.

   On June 10, 2000, HACL, Ltd. exercised a warrant issued to it in December of 1996 and purchased 8,000,000 shares of OEC common stock at $.91 per share.

   OEC's Board met several times from June 9, 2000 to June 16, 2000 to consider a transaction with Hanover and the other bidder. The OEC board of directors carefully evaluated the terms of each bid and the relative value and marketability of stock to be received in each transaction. The OEC board of directors discussed the fact that Hanover had previously conducted extensive due diligence on OEC and that the other bidder's offer was conditioned on completion of due diligence. During this period, OEC and Hanover exchanged drafts of and negotiated a letter of intent concerning the proposed transaction. As part of such negotiations, Hanover insisted that non-competition agreements for Mr. Smith and Mr. Estis be in place at the time of the execution of the definitive merger agreement. Hanover and counsel for Mr. Smith and Mr. Estis agreed to the general terms of a non-competition and non-solicitation agreement. On June 16, 2000 the OEC board of directors authorized OEC to sign a letter of intent with Hanover, which was executed on June 19, 2000. On June 20, 2000, OEC and Hanover issued a press release concerning the letter of intent.

   On June 30, 2000, Hanover and an affiliate of Mr. Davis and Mr. Warren entered into an unrelated transaction in which Hanover sold a 25% interest in an electrical generation project in Venezuela to an entity owned by Mr. Davis and Mr. Warren; and a partnership owned by Mr. Davis and Mr. Warren sold a 50% interest in a power generation facility in Florida to Hanover.

   Following execution of the letter of intent, representatives of OEC and Hanover met on several occasions to negotiate a definitive Agreement and Plan of Merger. The OEC board of directors met several times from July 11 to July 13 of 2000 to review negotiations and the status of the merger agreement. On July 11, 2000 the Board of OEC met in person and by telephone to review the status of negotiations. Mr. Davis informed the OEC board of directors that there were a few remaining business issues to be resolved. Mr. Davis and Mr. Warren disclosed to the OEC board of directors the terms of the power generation transactions between themselves and Hanover. Counsel for OEC reviewed in detail the Agreement and Plan of Merger with the OEC board of directors and answered numerous questions by the Board. Prudential made a detailed presentation as to the financial terms of the proposed merger and reviewed Prudential's investigation of strategic alternatives for OEC. Prudential then rendered its oral opinion (which was confirmed in writing) that the consideration to be received by the OEC stockholders was fair from a financial point of view.

   On July 11, 2000, the respective boards of directors of Hanover and Caddo Acquisition Corporation unanimously approved the merger with OEC and authorized the officers of each corporation to enter into a Agreement and Plan of Merger with OEC.

   On July 12, 2000, OEC and Hanover reached final agreement on the remaining issues. The revised Agreement and Plan of Merger was circulated to the Board of OEC. On July 12, 2000, the OEC board of directors held another meeting to discuss the proposed merger with Hanover and the Agreement and Plan of Merger. At this meeting, counsel for OEC reviewed the Agreement and Plan of Merger and the changes made to the Agreement and Plan of Merger since the last draft circulated to the OEC board of directors. Prudential reaffirmed its opinion that the merger was fair to OEC's shareholders from a financial point of view. The OEC board of directors then discussed the transaction and asked additional questions about the Agreement and Plan of Merger and the transaction. Following such discussion and deliberation, the OEC board of directors unanimously (except for one director who was absent from the meeting) approved the merger with Hanover and authorized OEC to enter into a Agreement and Plan of Merger with Hanover.

   On July 13, 2000, OEC held its annual shareholders meeting at which the nominees proposed by OEC were overwhelmingly re-elected. As a result, Mr. Smith, Mr. Butler, III and Mr. Estis ceased being members of the Board.

   On July 13, 2000, OEC and Hanover finalized and executed the definitive Agreement and Plan of Merger. In addition, Mr. Smith and Mr. Estis each executed non-competition agreements with OEC.

   On July 17, 2000, OEC and Hanover issued a press release announcing the execution of the definitive Agreement and Plan of Merger.

   On August 10, 2000, the new OEC board of directors reviewed, discussed and unanimously ratified the Agreement and Plan of Merger.

   On November 14, 2000, OEC's Board of Directors and Hanover agreed to amend the Agreement and Plan of Merger to extend the outside date for closing the merger from January 13, 2001 to March 1, 2001 and make other changes set forth in the amendment.

Reasons for the Merger

   In reaching its decision to approve the Agreement and Plan of Merger and the merger and to recommend adoption of the Agreement and Plan of Merger by OEC stockholders, the OEC board of directors consulted with management, as well as its legal and financial advisors, and independently considered the proposed Agreement and Plan of Merger and the transactions contemplated by the Agreement and Plan of Merger. In unanimously approving the Agreement and Plan of Merger and the merger, the OEC board of directors considered a number of factors, including the following:

  .  current industry, market and economic conditions;

  .  the strategic fit between the two companies;

  . the complementary nature of the companies' product and service offerings;

  . OEC's business, capital structure, results of operations, assets, management, competitive position, operating performance, trading performance and prospects, including, in the case of the OEC board of directors, OEC's prospects if it were to continue as a separate company; and

  . Hanover's business, financial condition, results of operations, assets, management, competitive position, operating performance, trading performance and prospects.

   In the course of deliberations, the OEC board of directors also considered a number of additional factors relevant to the merger, including:

  . the possibility of strategic alternatives to the merger for enhancing long-term stockholder value, including investigating strategic transactions with other companies;

  .  the exchange ratio;

  . the market price of Hanover common stock over the last several years and the potential for an increase or decrease in the market price of Hanover common stock in the future;

  .  the market price of OEC common stock over the last several years;

  . the opinion of Prudential Securities to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the consideration to be received by the OEC stockholders was fair, from a financial point of view;

  . the terms and conditions of the Agreement and Plan of Merger, including the termination fee and the closing conditions;

  .  the expected qualification of the merger as a reorganization under
     Section 368(a) of the Internal Revenue Code;

  .  the expected accounting of the merger;

  .  the impact of the merger on OEC's customers, suppliers and employees;

  . the likelihood of the merger being approved by the appropriate regulatory authorities;

  .  the likelihood that the merger will be completed; and

  . the effect of the public announcement of the merger on the market price of Hanover's and OEC's common stock.

   The OEC board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including the risks that:

  . despite Hanover's and OEC's efforts after the merger, OEC may lose key personnel as a result of the merger;

  . a significant number of OEC's customers and suppliers might cease doing business with OEC after it becomes a subsidiary of Hanover; and

  .  the potential benefits of the merger might not be fully realized.

   The OEC board of directors determined that OEC could avoid or mitigate these and other risks, and that, overall, these risks were outweighed by the potential benefits of the merger.

   The above discussion of the factors considered by the OEC board of directors in making its decision is not intended to be exhaustive. In view of the variety of factors considered in connection with their evaluation of the Agreement and Plan of Merger and the merger, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the OEC board of directors may have given different weight to different factors.

Recommendation of the OEC Board of Directors

   After careful consideration, the OEC board of directors unanimously determined that the terms of the Agreement and Plan of Merger and the merger are advisable and fair to, and in the best interests of, OEC and its stockholders and has unanimously approved the Agreement and Plan of Merger and the merger. The OEC board of directors unanimously recommends that the OEC stockholders vote "FOR" the adoption of the Agreement and Plan of Merger.

Opinion of OEC's Financial Advisor

   This section of the proxy statement/prospectus describes material aspects of the opinion of Prudential Securities, the financial advisor to OEC. While we believe that the description covers the material aspects of the opinion, this summary may not contain all of the information that is important to you. OEC stockholders are urged to read the Prudential Securities Opinion in its entirety. A copy of the Prudential Securities Opinion, which sets forth the assumptions made, all material matters considered and limits on the review undertaken, is attached to this proxy statement as Annex B and is incorporated herein by reference.

   On July 11, 2000, Prudential Securities Incorporated delivered its oral opinion to the board of directors of OEC, which opinion was confirmed in writing on July 14, 2000, to the effect that, as of such date, the exchange ratio was fair, from a financial point of view, to OEC (the "Prudential Securities Opinion"). Prudential Securities presented the financial analysis and assumptions underlying its oral opinion at the meeting of the board of directors of OEC on July 11, 2000.

   In requesting the Prudential Securities Opinion, the OEC board of directors did not give any special instructions to Prudential Securities or impose any limitation upon the scope of the investigation that Prudential Securities used to deliver the Prudential Securities Opinion.

   The Prudential Securities Opinion is addressed to the board of directors of OEC and is directed only to the fairness of the exchange ratio to OEC as of July 14, 2000 from a financial point of view. It does not constitute a recommendation to any stockholder as to how such stockholder should vote at the meeting or as to any other action such stockholder should take regarding the merger.

   In conducting its analysis and arriving at the Prudential Securities Opinion, Prudential Securities reviewed such information and considered such financial data and other factors as Prudential Securities deemed relevant under the circumstances, including the following:

  .  a draft, dated July 12, 2000, of the Agreement and Plan of Merger;

  .  a draft, dated July 11, 2000, of the Voting and Disposition Agreement;

  . certain publicly available historical financial and operating data concerning OEC including, but not limited to:

    (a) OEC's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

    (b) OEC's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000; and

    (c) OEC's Proxy Statement for the Annual Meeting of Stockholders to be held on July 13, 2000.

  . certain internal financial statements and other financial and operating data relating to OEC, including financial forecasts for the fiscal years ending December 31, 2000 through December 31, 2004, prepared by the management of OEC;

  . publicly available financial, operating and stock market data concerning certain companies engaged in businesses Prudential Securities deemed reasonably similar to that of OEC or otherwise relevant to Prudential Securities' inquiry;

  . the financial terms of certain recent transactions Prudential Securities deemed relevant to its inquiry;

  .  the historical stock prices and trading volumes of OEC common stock; and

  . such other financial studies, analyses and investigations that Prudential Securities deemed appropriate.

   Prudential Securities assumed, with OEC's consent, that the drafts of the Agreement and Plan of Merger and the Voting and Disposition Agreement which it reviewed would conform in all material respects to those documents when in final form.

   Prudential Securities met with the senior management of OEC and Hanover to discuss: (i) the past and current operating and financial condition of OEC and Hanover, respectively; (ii) the prospects for OEC and Hanover, respectively;
(iii) their estimates of the future financial performance of OEC and Hanover, respectively; and (iv) such other matters that Prudential Securities deemed relevant.

   With respect to certain financial forecasts provided to Prudential Securities by senior management of OEC, Prudential Securities assumed that such information (and the assumptions and bases therefore) represents senior management's best currently available estimate as to the future financial performance of OEC. The opinion is necessarily based on economic, financial and market conditions as they exist and can only be evaluated as of the date thereof and Prudential Securities assumes no responsibility to update or revise its opinion based upon events or circumstances occurring after the date thereof.

   Prudential Securities was retained by OEC to render a fairness opinion and received a fee upon rendering that opinion. In the ordinary course of business Prudential Securities may actively trade the shares of OEC Common Stock for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Prudential Insurance Company of America ("Prudential Insurance"), of which Prudential Securities Incorporated is an indirect wholly-owned subsidiary, is the holder of a subordinated note of OEC in the principal amount of $15,000,000 and warrants to purchase shares of OEC common stock. Prudentials' note will become due and payable in accordance with its terms upon consummation of the merger. Prudential Insurance has agreed to surrender its warrants to OEC contemporaneously with the closing of the merger in exchange for a payment of $400,000 in cash if the merger is consummated on or before December 31, 2000. If the merger is not consummated before that date, Hanover and OEC will have to negotiate an alternative arrangement for the cancellation of the Prudential warrants.

   In connection with its review, analysis and preparation of the Prudential Securities Opinion, Prudential Securities relied upon the accuracy and completeness of the financial and other information publicly-available or otherwise provided to Prudential Securities by OEC and did not undertake any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of OEC. With respect to certain financial forecasts provided to Prudential Securities by OEC, Prudential Securities assumed that such information and assumptions represented OEC would perform in accordance with such projections. Prudential Securities assumes no responsibility for and expresses no view as to such forecasts and the assumptions under which they were prepared. For the purposes of the Prudential Securities Opinion, Prudential Securities assumed the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the transaction contemplated by the Agreement and Plan of Merger will be completed as described in the Agreement and Plan of Merger and in this document.

   The Prudential Securities Opinion is based on economic, financial and market conditions as they existed on July 11, 2000 and were evaluated as of that date. Prudential Securities assumes no responsibility to update or revise the Prudential Securities Opinion based upon events or circumstance occurring after such date.

   The Prudential Securities Opinion, including Prudential Securities' presentation of such opinion to the OEC board of directors, was one of the many factors that the board of directors took into consideration in making its determination to recommend approval of the Agreement and Plan of Merger. Consequently, Prudential Securities' analyses described below should not be viewed as determinative of the opinion of the OEC board of directors. The exchange ratio was determined through arm's length negotiations between OEC and Hanover and was approved by the OEC board of directors.

   The Prudential Securities Opinion does not address nor should it be construed to address the relative merits of the merger or alternative business strategies that may be available to OEC. In addition, the Prudential Securities Opinion does not in any manner address the prices at which Hanover common stock will trade following completion of the merger.

   In arriving at the Prudential Securities Opinion, Prudential Securities performed a variety of financial analyses presented to the OEC board of directors at the July 11, 2000 meeting. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstance. Therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. Prudential Securities believes that its analyses must be considered as a whole and selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the Prudential Securities Opinion. Prudential Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of OEC. Any estimates contained in Prudential Securities' analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable that suggested by such analyses. Additionally, estimates of the values of businesses and securities do not purport to be appraisals or necessarily reflect the prices at which businesses and securities may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a summary of the material financial analyses, which include all of the material factors considered by Prudential Securities in its financial analyses, presented by Prudential Securities to the OEC board of directors on July 11, 2000 in connection with the delivery of the Prudential Securities Opinion.

 Precedent Transactions Analysis

   Prudential Securities analyzed the consideration paid in six merger and acquisition transactions that Prudential Securities deemed to be reasonably similar to the merger. In its analysis, Prudential Securities considered the multiple of the acquired entity's enterprise value (defined as equity value plus total debt, minus cash and cash equivalents) to the acquired entity's latest twelve months' revenue, the multiple of the acquired entity's enterprise value to the acquired entity's latest twelve months' EBITDA (defined as earnings before interest expense, taxes, depreciation and amortization), and the multiple of the acquired entity's equity value (defined as the price paid per share in the transaction) multiplied by the diluted number of shares outstanding) to the acquired entity's latest twelve months' net income, all based upon publicly available information for such transactions. Prudential Securities selected these transactions based on its knowledge of OEC's and Hanover's financial and operating characteristics, the financial terms of the merger, familiarity with and experience in the industries in which OEC and Hanover operate, and its review and assessment of the publicly-available financial terms of acquisition transactions. Prudential Securities did not identify any reasonably similar transactions that were excluded from its analysis. The transactions considered were the combinations of:

  .  Castle Harlan and Tidewater Compression;

  .  Equity Compression Services Corporation and Ouachita Energy Corporation;

  .  Camco International, Inc. and Production Operators Corp.;

  .  Weatherford Enterra and Energy Industries (a subsidiary of Zapata
     Corp.);

  .  Tidewater Inc. and Halliburton Compression; and

  .  Zapata Corp. and Energy Industries (a subsidiary of The Holt Companies).

   The precedent transactions used in this analysis were found to imply for the acquired entity enterprise values within a range of 1.5x to 6.1x based on latest twelve month's revenue and 8.5x to 13.3x latest twelve month's EBITDA and equity values within a range of 23.8x to 43.9x latest twelve month's net income. Based upon OEC's operating results for the twelve months ended March 31, 2000 the offer implies multiples of 3.8x latest twelve month's revenues, 8.2x latest twelve month's EBITDA and 49.4x latest twelve month's net income.

 Publicly-Traded Compression Companies Analysis

   Prudential Securities employed an analysis of publicly-traded "compression" companies considered by Prudential Securities to be reasonably similar to OEC to establish a range of implied valuation multiples. Prudential Securities selected these companies, as well as those used in the publicly-traded midstream companies analysis summarized below, based on its knowledge of OEC's financial and operating characteristics, its familiarity with and experience in the industries in which OEC operates and its review and assessment of publicly available financial data for such companies. Prudential Securities did not identify any such companies that were excluded from its analysis. Prudential Securities analyzed publicly-available historical financial results, including multiples of current enterprise value to EBITDA for the twelve months ended March 31, 2000 and projected EBITDA for the full year ended December 31, 2000, and multiples of current equity value (defined as the closing stock price on July 7, 2000 multiplied by basic shares outstanding) to the latest twelve month's net income and cash flow from operations (defined as net income plus depreciation and amortization plus deferred taxes plus other non-cash charges) as of March 31, 2000 and projected for the full year ended December 31, 2000 of certain publicly-traded compression companies. The publicly-traded compression companies used in the analysis included:

  .  Enerflex Systems, Inc.;

  .  Hanover Compressor; and

  .  Universal Compression.

   Based on the July 7, 2000 closing stock prices, the compression companies were found to have current enterprise values within a range of 11.9x to 21.4x latest twelve month's EBITDA and 10.2x to 17.9x projected 2000 EBITDA. The compression companies were found to have current equity values within a range of 30.3x to 53.9x latest twelve month's net income, 23.9x to 42.1x projected 2000 net income, 18.7x to 25.3x latest twelve month's cash flow from operations and 10.5x to 24.4x projected 2000 cash flow from operations. Based upon OEC's operating results for the twelve months ended March 31, 2000 the offer implies multiples of 8.2x latest twelve month's EBITDA and 7.0x projected 2000 EBITDA, 49.4x latest twelve month's net income and 22.2x projected 2000 net income, 6.0x latest twelve month's cash flow from operations and 4.2x projected 2000 cash flow from operations.

 Publicly-Traded Midstream Companies Analysis

   Prudential Securities employed an analysis of publicly-traded midstream companies considered by Prudential Securities to be reasonably similar to OEC to establish a range of implied valuation multiples. Prudential Securities analyzed publicly-available historical financial results, including multiples of current enterprise value to EBITDA for the twelve months ended March 31, 2000 and projected EBITDA for the full year ended December 31, 2000, and multiples of current equity value (defined as the closing stock price on July 7, 2000 multiplied by basic shares outstanding) to the latest twelve month's net income and cash flow from operations (defined as net income plus depreciation and amortization plus deferred taxes plus other non-cash charges) as of March 31, 2000 and projected for the full year ended December 31, 2000 of certain publicly-traded midstream companies. The publicly-traded midstream companies used in the analysis included:

  .  Markwest Hydrocarbon;

  .  Midcoast Energy;

  .  Trans Montaigne; and

  .  Western Gas Resources.

   Based on the July 7, 2000 closing stock prices, the midstream companies were found to have current enterprise values within a range of 6.4x to 12.9x latest twelve month's EBITDA and 5.6x to 8.8x projected 2000 EBITDA. The midstream companies were found to have current equity values within a range of 11.8x to 58.2x latest twelve month's net income, 10.0x to 29.7x projected 2000 net income, 6.7x to 9.8x latest twelve month's cash flow from operations and 5.3x to 25.0x projected 2000 cash flow from operations. Based upon OEC's operating results for the twelve months ended March 31, 2000 the offer implies multiples of 8.2x latest twelve month's EBITDA and 7.0x projected 2000 EBITDA, 49.4x latest twelve month's net income and 22.2x projected 2000 net income, 6.0x latest twelve month's cash flow from operations and 4.2x projected 2000 cash flow from operations.

   None of the acquired entities or the publicly-traded companies in the above Precedent Transactions Analysis, Publicly-Traded Compression Companies Analysis, or Publicly-Traded Midstream Companies Analysis is identical to OEC, and none of the transactions is identical to the merger. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the acquired entities and the publicly-traded companies and other factors that could affect the public trading value and consideration paid for each of the acquired entities and the publicly-traded companies, respectively, as well as that of OEC.

   Historical Stock Trading Analysis.

   Prudential Securities analyzed the implied premium of the offer price and merger consideration per share to the stock price for the respective days, listed below. Prudential also analyzed the implied premiums in comparable mergers and acquisitions transactions that Prudential Securities deemed to be reasonably similar to the merger. OEC's Common Stock was tracked for the following periods:

  .  one day prior to the offer;

  .  one month prior to the offer; and

  .  three months prior to the offer.

   The OEC board of directors selected Prudential Securities to provide a fairness opinion because it is a nationally recognized investment banking firm engaged in the valuation of businesses and their securities in connection with merger and acquisition transactions and because it has substantial experience in transactions similar to the merger. Pursuant to an engagement letter with Prudential Securities dated February 16, 2000, Prudential Securities will receive a fee payable upon completion of the merger equal to 1.25% of the total consideration (as defined in the engagement letter) to be paid by Hanover, subject to a minimum fee of $1 million. OEC has agreed to reimburse all Prudential Securities' reasonable out-of-pocket expenses, including fees and disbursements of counsel, and will indemnify Prudential Securities and certain related persons against certain liabilities, including liabilities under securities laws, arising out of the merger or its engagement.

Interests of Certain Persons in the Merger

   When considering the recommendations of the OEC board of directors, you should be aware that certain OEC directors and officers have interests in the merger that are different from, or are in addition to, your interests.

   In particular, two officers of OEC or its subsidiaries are parties to individual change of control agreements. The agreement with Jack Brannon, OEC's Chief Financial Officer, provides that following a change of control, such as the merger, and either (i) a reduction in his salary and/or bonus compensation,
(ii) relocation or (iii) the election by Mr. Brannon to terminate his employment within thirty days of a change in control he will be paid an amount equal to the sum of the monthly rate or salary paid to him at the time of termination multiplied by 24 months. The agreement with Dan McCormick, OEC's Vice-President of Sales and Marketing, provides that

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

following a change of control and either (i) a reduction in has salary and/or bonus compensation, or (ii) relocation, that Mr. McCormick will be paid an amount equal to the sum of the monthly rate or salary paid him at the time of termination multiplied by 12 months, plus the greater of the bonus paid in the last fiscal year or the amount that he would have earned under the compensation policies in place as of the date of termination as if the operating results and financial performance of OEC were annualized as of that date. In addition to these individual agreements, there are two severance plans in place that provide severance and change of control benefits to both upper management and employees at OEC.

   The unfunded OEC upper management severance plan covers business development managers and management employees. Under the upper management severance plan the benefits are as follows:

  . upon a change of control, such as the merger, OEC shall make a lump sum cash payment to each manager who is employed by OEC on the date such change of control is consummated of 10% of his or her salary or current wages;

  . OEC shall make a lump sum cash severance payment to the manager if he or she is (i) terminated for other than good cause, (ii) demoted or (iii) relocated (mandatory) within 90 days of the change of control, equal to one month's salary or wages per each full year of service (maximum of eight months, minimum of three); and

  . the manager or his beneficiary, or any other person entitled to receive benefits with respect to the manager under any retirement plan, welfare plan (including health and dental plans, disability plans, survivor income plans, or life insurance plans) or other plan or program maintained by OEC or any affiliate or associate in which he or she participates at the date of termination of employment, within 90 days of a change of control, shall receive any and all benefits accrued under any such plan or other plan or program to the date of termination of employment, and the manager's employment shall be deemed to have terminated by reason of retirement, and without regard to vesting limitations in such plans, under circumstances that have the most favorable result for the manager thereunder.

   No OEC officers or directors are covered by this upper management severance plan.

   Pursuant to the Agreement and Plan of Merger, Hanover has agreed to indemnify each present and former director and officer of OEC against all liabilities or expenses incurred in connection with claims relating to matters that occur prior to the closing of the merger. See "The Agreement and Plan of Merger--Director and Officer Indemnification."

   The unfunded OEC broad based severance plan requires both change of control and severance payments to all employees of OEC to which the chief executive officer of OEC deems it should apply. The terms are substantially identical to those under the upper management severance plan, with the exception that the maximum termination payment is six months salary.

Material Contacts

   In July 1999, Hanover and OEC entered into an agreement under which OEC sold compressors to Hanover for $2,265,000, of which $2,000,000 was paid on the date of the agreement with the remaining $265,000 to be paid 180 days thereafter unless Hanover or OEC exercised its repurchase option. The agreement contained provisions that permit OEC, at its option, to repurchase the compressors or Hanover, at its option, to sell the compressors back to OEC for a purchase price of $2,000,000 plus interest thereon at a rate of 10% per annum. Hanover elected to sell the equipment back to OEC, but the completion of the sale has been deferred pending completion of the merger between OEC and Hanover. OEC has treated the transaction as a loan for accounting purposes because of certain unexercised put and call features in the agreement, carrying the $2,000,000 amount payable to Hanover as a current note payable at June 30, 2000.

   In November 2000, OEC and Hanover entered into a management agreement under which OEC engaged Hanover to provide day to day management services for OEC's field and shop operations. The management agreement provides that Hanover will receive a fee of $900,000 per month for performing those services, including $900,000 for services performed by Hanover during the period ended October 31, 2000. The

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

management fee is payable only upon consummation of the merger. The management agreement provides that Hanover has no responsibility for OEC's marketing and sales operations, including making bids for new business, or OEC's financial reporting and accounting operations, all of which remain the responsibility of OEC's management.

   In June of 2000, Hanover sold to an affiliate of Ray C. Davis and Kelcy L. Warren, each of whom is a co-chief executive officer and co-chairman of the board of OEC, a 25% interest in an electrical generation plant in Venezuela for an aggregate amount of $5 million dollars.

   In June of 2000, a partnership owned by Mr. Davis and Mr. Warren sold a 50% interest in a power generation facility to be located in Florida to Hanover for an aggregate amount of $5 million dollars.

   Mr. and Mrs. have engaged in discussions with Hanover with respect to formation of a potential joint venture to cooperate on power generation projects, but no agreement has been reached as to the terms of the potential joint venture. While Mr. Warren, Mr. Davis and Hanover may continue these discussions from time to time, it is not clear when they might reach an agreement on the terms of the joint venture or if they will be able to reach an agreement at all.

Determination of Conversion Ratio

   The Conversion Ratio (as defined in the Agreement and Plan of Merger) for the OEC common stock was determined through arm's-length negotiations between Hanover and OEC.

Regulatory Approval Required

   The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which prevents some transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission. In addition, a waiting period must expire. Hanover and OEC filed the required notifications and report forms with the Department of Justice and the Federal Trade Commission on August 28, 2000 and received clearance effective September 13, 2000.

   The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds even after expiration of the waiting period. Accordingly, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take any action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons, including private parties, could take action under the antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, any state could take any action under the antitrust laws as it deems necessary or desirable in the public interest. We cannot assure you that a challenge to the merger will not be made or that, if a challenge were made, it would be defeated.

   Any OEC stockholder that acquires Hanover common stock valued in excess of $15 million in the merger may also be required to make a filing under the Hart-Scott-Rodino Act. We advise you to consult with legal advisors regarding your potential filing obligation.

The Prudential Agreement

   On October 3, 2000, Hanover, OEC and The Prudential Insurance Company of America ("Prudential Insurance") entered into a warrant cancellation agreement providing for the cancellation of the warrant to purchase shares of OEC's common stock held by Prudential Insurance in exchange for a $400,000 cash payment by Hanover. The obligation of Prudential Insurance to surrender the warrant for cancellation is subject to the fulfillment of certain conditions, including the completion of the merger and the repayment by OEC of the all principal, interest and other amounts due under certain subordinated notes issued by OEC to Prudential Insurance. The warrant cancellation agreement will terminate (i) if the Agreement and Plan of Merger is terminated or (ii) on December 31, 2000 if the warrant cancellation is not consummated on or before such date. If the merger is not consummated on or before December 31, 2000, OEC and Hanover will have to negotiate an alternative arrangement with respect to the warrant held by Prudential Insurance. Pursuant to the agreement, cancellation of the warrant will occur simultaneously with the completion of the merger.

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

Management and Operations Following the Merger

   Upon the closing of the merger, the officers of OEC following the merger will be officers of Hanover. For information regarding these directors and officers, their compensation and relationships or related transactions, please refer to Hanover's latest 10-Q filed with the Securities and Exchange Commission on November 13, 2000 and its latest 10-K filed with the Securities and Exchange Commission on March 30, 2000. See also "Where You Can Find More Information."

   The corporate headquarters of OEC after the merger will be located in Houston, Texas, at the location of the current headquarters of Hanover.

Accounting Treatment

   Hanover expects to account for the acquisition of OEC by Hanover under the purchase method of accounting in accordance with generally accepted accounting principles. The purchase price will be allocated first among the assets and liabilities acquired based on their estimated fair values and any remaining purchase price will be recorded as goodwill.

Material United States Federal Income Tax Consequences

   The following summary of material United States federal income tax consequences of the merger to the OEC common stockholders is based upon current provisions of the Internal Revenue Code of 1986, as amended, currently applicable United States Treasury regulations and judicial and administrative rulings and decisions as of the date hereof. The following summary is not binding on the Internal Revenue Service, and no rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the merger. In addition, legislative, judicial or administrative changes may be forthcoming that could alter or modify the statements set forth herein, possibly on a retroactive basis. This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to particular holders of OEC common stock in light of their individual circumstances, nor with certain types of holders who are subject to special treatment under the federal income tax laws (including, without limitation, tax-exempt organizations; insurance companies; financial institutions; broker-dealers; persons who hold such stock as part of a hedge, appreciated financial position, straddle or conversion transaction; holders whose functional currency is not the United States dollar; holders who acquired their stock pursuant to the exercise of employee stock options or otherwise as compensation; or holders who are neither citizens nor residents of the United States, or that are foreign corporations, foreign partnerships or foreign estates or trusts for United States federal income tax purposes). The summary also assumes that an OEC common stockholder holds its shares of OEC common stock as a capital asset. Finally, no foreign, state or local tax considerations are addressed herein. Consequently, each holder of OEC common stock is strongly urged to consult its own tax advisor regarding the tax consequences of the merger in light of each such holder's particular circumstances, including the applicability and effect of federal, state, local and foreign income and other tax laws.

   Except as otherwise provided, the following discussion assumes that the merger constitutes a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

 Consequences of the Merger

   Based on the above assumptions and qualifications, the merger will generally result in the following United States federal income tax consequences:

  . no gain or loss will be recognized by OEC common stockholders on the exchange of their OEC common stock solely for Hanover common stock (except to the extent of cash received in lieu of fractional shares as discussed below);

  . the holding period of Hanover common stock received will include the holding period of shares of OEC common stock surrendered in the merger;

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

  . the aggregate tax basis of Hanover common stock received by OEC common stockholders who exchange all of their OEC common stock solely for Hanover common stock in the merger will be the same as the aggregate tax basis of OEC common stock surrendered in the merger (reduced by any portion of such tax basis allocable to a fractional share of Hanover common stock for which cash is received);

  . cash payments received by OEC common stockholders in lieu of a fractional share of Hanover common stock will be treated as capital gain or loss measured by the difference, if any, between the cash payment received and the portion of the tax basis in the shares of OEC common stock allocable to the fractional share. This gain or loss will be long-term capital gain or loss if the holder's holding period in the OEC common stock exchanged for the fractional share of Hanover common stock is more than one year at the time of the merger; and

  . no gain or loss will be recognized by Hanover or OEC solely as a result of the merger.

   If the merger does not qualify as a "reorganization" for federal income tax purposes, then an OEC common stockholder would generally recognize capital gain or loss in an amount equal to the fair market value of Hanover common stock and any other property received in the merger less the stockholder's tax basis in its OEC common stock surrendered in the merger. Any capital gain or loss would be long-term in nature if the stockholder's holding period in the OEC common stock surrendered is more than one year at the time of the merger. An OEC common stockholder's tax basis in the Hanover common stock received would be equal to its fair market value at the time of the merger, and the holding period of the Hanover common stock would begin on the first day following the merger.

 Backup Withholding

   Backup withholding at the rate of 31% may apply with respect to certain payments received by an OEC common stockholder in the merger unless:

  . the recipient is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

  . the recipient provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

   An OEC common stockholder who does not provide Hanover with its correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

Dissenters' and Appraisal Rights

   Hanover's stockholders will not be required to vote to approve the Merger pursuant to section 251(f)(3) of the Delaware General Corporation Law as the shares to be issued in connection with the Merger do not exceed 20% of the shares of common stock of Hanover outstanding as of July 13, 2000, and thus will not be entitled to assert dissenters' or appraisal rights as result of the merger or to demand payment for their shares.

   OEC shareholders will not be entitled under Oklahoma law to exercise appraisal rights as a result of the merger or to demand payment for their shares since (i) the shares of Hanover common stock they will receive in the merger are registered on the New York Stock Exchange and (ii) because the holders of the OEC common stock will receive only shares of Hanover common stock and cash in lieu of fractional shares of Hanover common stock as a result of the merger.

Listing of the Hanover Common Stock to be Issued in the Merger

   Hanover will use its best efforts to cause the shares of Hanover common stock to be issued in the merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, before the

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

completion of the merger. The listing of the shares of Hanover common stock is a condition to the completion of the merger.

Delisting and Deregistration of OEC Common Stock after the Merger

   If the merger is completed, OEC common stock will be delisted from the American Stock Exchange and will be deregistered under the Securities Exchange Act of 1934.

Federal Securities Law Consequences

   All shares of Hanover common stock received by OEC stockholders in the merger will be freely transferable, except that shares of Hanover common stock received by persons who are deemed to be affiliates of OEC prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, or Rule 144 in the case of persons who become affiliates of Hanover, or otherwise in compliance with, or pursuant to an exemption from, the registration requirements of the Securities Act. Persons deemed to be affiliates of Hanover or OEC are those individuals or entities that control, are controlled by, or are under common control with, the party and generally include executive officers, directors and principal stockholders of the party. This proxy statement/prospectus does not cover any resales of Hanover common stock received by affiliates of OEC in the merger.

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

                        THE AGREEMENT AND PLAN OF MERGER

   The following is a summary of the material provisions of the Agreement and Plan of Merger. This description is qualified in its entirety by reference to the Agreement and Plan of Merger, as amended, which is attached as Annex A to this proxy statement/prospectus.

General

   The Agreement and Plan of Merger provides that Caddo Acquisition Corporation, a wholly-owned subsidiary of Hanover, will be merged with and into OEC at the effective time of the merger. OEC will continue as the surviving corporation in accordance with the Oklahoma General Corporation Act, becoming a wholly-owned subsidiary of Hanover. The merger will be completed after all conditions in the Agreement and Plan of Merger are met or waived and Hanover and OEC file a certificate of merger with the Secretary of State of the State of Oklahoma. The Agreement and Plan of Merger provides that the closing of the merger will take place at the offices of Latham & Watkins, Sears Tower, Suite 5800, Chicago, Illinois, 60606 not later than the second business day after satisfaction or waiver of the conditions to the merger. Hanover and OEC have tentatively agreed, and they presently expect, that the merger will be
completed by December   , 2000. However, Hanover and OEC may agree to a
different date.

Conversion of Shares

   The Agreement and Plan of Merger provides that each issued and outstanding share of OEC common stock, other than dissenting shares and shares owned by OEC or Hanover, will be converted into Hanover common stock with the number of shares of Hanover common stock to be issued to be determined by dividing $1.00 by the average closing sales price per share of Hanover common stock as reported by the New York Stock Exchange composite tape for the twenty consecutive trading days immediately preceding the second business day prior to the effective time of the merger (subject to a maximum of .0333333 and a minimum of .0307692 shares of Hanover common stock for each share of OEC common stock), and multiplying the result by the number of shares of OEC common stock outstanding. As a result, OEC stockholders will receive between .0333333 and
 .0307692 shares of Hanover common stock for each share of OEC common stock they own.

   Each outstanding share of Hanover common stock will remain outstanding and be unaffected by the merger. However, if prior to the merger, the outstanding shares of Hanover common stock are changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Conversion Ratio (as defined in the Agreement and Plan of Merger) will be adjusted accordingly.

   No fractional shares of Hanover common stock will be issued in the merger. Each holder of OEC common stock who would have otherwise been entitled to receive a fraction of a share of Hanover common stock will receive cash in lieu of a fractional share of Hanover common stock. The amount of cash will be equal to such fractional part of a share of Hanover common stock multiplied by the average closing sales price per share of Hanover common stock as reported by the New York Stock Exchange composite tape for the twenty consecutive trading days immediately preceding the second business day prior to the effective time of the merger.

Procedure for the Exchange of Stock Certificates

 Exchange of Stock Certificates

   Hanover and OEC have designated ChaseMellon Stockholder Services to serve as exchange agent for the exchange of certificates representing OEC common stock for certificates representing Hanover common stock and for the payment of cash in lieu of fractional shares. Promptly after the merger is completed, the exchange

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

agent will mail transmittal forms and exchange instructions to each holder of record of OEC common stock. After receiving the transmittal form, each holder of certificates formerly representing OEC common stock will be able to surrender the certificates to the exchange agent and receive certificates evidencing the appropriate number of whole shares of Hanover common stock. After the merger, each certificate formerly representing OEC common stock, until surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive a certificate representing the number of whole shares of Hanover common stock which the holder's shares of OEC common stock were converted in the merger, plus cash in lieu of fractional shares, if any. For stockholder meeting quorum and notice purposes, holders of unsurrendered OEC certificates will be considered to be record holders of the shares of Hanover common stock represented by their OEC certificates.

 Dividends and Distributions

   The holder of an unexchanged OEC certificate will not be entitled to receive any dividends or other distributions otherwise payable by Hanover until the certificate has been exchanged. Subject to applicable laws, following surrender of the certificates by the holder, Hanover will pay the holder any accrued and unpaid dividends and distributions that have become payable between the effective time of the merger and the time the certificate is surrendered, without interest.

 Lost Certificates

   A stockholder must provide an appropriate affidavit to the exchange agent if any OEC common stock certificates are lost, stolen or destroyed, in order to receive Hanover common stock or cash in lieu of fractional shares in respect of the lost, stolen or destroyed certificates. In addition, the surviving corporation may require the holder of lost, stolen or destroyed certificates to post a bond as indemnity against any claim that may be made against the surviving corporation or the exchange agent with respect to the certificates.

 No Liability

   Neither the surviving corporation nor the exchange agent will be liable to any former holder of shares of OEC common stock for shares of Hanover common stock, or dividends or distributions made with respect to those shares, delivered to a public official under any applicable abandoned property, escheat or similar law.

 Withholding Right

   Either the surviving corporation or the exchange agent, on behalf of the surviving corporation, is entitled to deduct and withhold from the consideration payable to any former holder of shares of OEC common stock the amount it is required to deduct and withhold from the consideration under the Internal Revenue Code or any provision of state, local or foreign tax law. Any amounts withheld will be treated as having been paid to the former holder of the OEC common stock.

   Please do not send in any stock certificates with your proxies. Please wait for the transmittal form and instructions from the exchange agent.

Representations and Warranties

   OEC has made representations and warranties in the Agreement and Plan of Merger relating to the following:

  .  its organization and the organization of its subsidiaries;

  .  its capital structure;

  . the authorization, execution, delivery and enforceability of the Agreement and Plan of Merger and related matters;

  . the absence of conflicts under its certificates or articles of incorporation, bylaws, agreements and applicable laws;

  .  required consents or approvals;

  . documents and financial statements filed with the Securities and Exchange Commission and the accuracy of the information contained in those documents and financial statements;

  .  the absence of undisclosed liabilities;

  . the absence of adverse events or changes reasonably expected to have a material adverse effect;

  .  taxes and tax returns;

  .  properties;

  .  intellectual property;

  .  agreements, contracts and commitments;

  .  litigation;

  .  environmental matters;

  .  employee benefit plans;

  .  compliance with laws;

  .  accounting and tax matters;

  . the accuracy of information contained in the registration statement filed by Hanover and this proxy statement/prospectus;

  .  labor matters;

  .  insurance;

  .  year 2000 compliance;

  .  opinions of financial advisor;

  .  brokers' fees and expenses with respect to the merger;

  .  transactions with affiliates of OEC;

  .  the absence of excess parachute or nondeductible payments;

  .  the inapplicability to the merger of anti-takeover laws;

  .  accuracy of information furnished to Hanover;

  .  inventory; and

  .  customers and suppliers.

   Hanover and Caddo Acquisition Corporation have made representations and warranties in the Agreement and Plan of Merger relating to the following:

  .  their organization;

  . the authorization, execution, delivery and enforceability of the Agreement and Plan of Merger and related matters;

  . the absence of conflicts under their certificates or articles of incorporation, bylaws, agreements and applicable laws;

  .  required consents or approvals;

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

  . the validity and non-assesability of Hanover common stock to be issued in exchange for the OEC common stock;

  . documents and financial statements filed with the Securities and Exchange Commission and the accuracy of the information contained in those documents and financial statements;

  . the accuracy of information contained in the registration statement filed by Hanover and this proxy statement/prospectus;

  . the absence of adverse events or changes reasonably expected to have a material adverse effect;

  .  no vote of Hanover's stockholders is required to approve the merger;

  . Caddo Acquisition Corporation was formed solely for the purpose of this merger and has no other obligations or liabilities;

  .  brokers' fees and expenses with respect to the merger; and

  .  accuracy of information furnished to OEC.

Certain Covenants Relating to Conduct of Business

   Hanover and OEC have agreed that, during the period from the date of the Agreement and Plan of Merger until the completion of the merger, OEC will, and will cause its subsidiaries to:

  .  carry on its business in the ordinary course;

  .  pay its debts and taxes when due, subject to good faith disputes;

  .  pay or perform other obligations when due; and

  . use reasonable efforts to preserve intact its present business organization, management team and business relationships.

   In addition, unless Hanover agrees in writing or the Agreement and Plan of Merger provides otherwise, OEC has agreed that before the merger, neither it nor any of its subsidiaries will:

  .  adopt any amendment to its articles of incorporation or by-laws;

  . issue, sell, authorize or propose to issue or sell any shares of its capital stock or securities convertible into shares of its capital stock, or any subscriptions, rights, warrants or options to acquire or other agreements obligating it to issue any shares or other convertible securities, subject to certain exceptions;

  . declare or pay any dividends on or make other distributions in respect of any of its capital stock;

  .  effect certain other changes in its capitalization;

  .  increase the compensation payable to its officers or employees;

  . grant additional severance or termination pay or enter into employment or severance agreements with any employees, directors or officers;

  . enter into any collective bargaining agreement except as required by law;

  . adopt or amend any benefit plan for any directors, officers or employees;

  . sell, pledge, lease, dispose of, grant, encumber or otherwise authorize the sale, pledge, disposition, grant or encumbrance of any material property or assets;

  . acquire any corporation, partnership other business organization or any business thereof or any other assets;


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

  . incur, assume or pre-pay any indebtedness except in the ordinary course of business consistent with past practice under existing lines of credit;

  . assume, guarantee, endorse or otherwise become liable for the obligations of any other person except in the ordinary course of business consistent with past practice;

  . make any advances, loans or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice (excluding wholly-owned subsidiaries);

  . authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of OEC or any of its subsidiaries;

  . make or rescind any express or deemed election relating to taxes, settle any claim or controversy relating to taxes, amend any tax return except in the ordinary course of business consistent with past practice, or, except as may be required by applicable law, make any change to its tax reporting practice from the prior tax year;

  .  initiate, compromise or settle any litigation or arbitration proceeding;

  . take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures, subject to certain exceptions;

  . modify, amend or terminate any material contract or waive, release or assign any material rights or claims, except in the ordinary course of business consistent with past practice;

  . make any capital expenditures in excess of $100,000 individually or $300,000 in the aggregate;

  . amend, modify or terminate any standstill or confidentiality agreement or waive any rights hereunder; and

  . enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

No Solicitation

   Under the Agreement and Plan of Merger, OEC has agreed not to:

  . solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, an acquisition proposal;

  . initiate or engage in negotiations or discussions concerning, or provide any non-public information to any third party or entity relating to, an acquisition proposal; or

  .  agree to or recommend an acquisition proposal.

   However, the OEC board of directors may furnish non-public information to, or enter into discussions or negotiations with, any third party regarding an unsolicited bona fide written acquisition proposal, if:

  .  the proposal identifies a price to be paid;

  . the board of directors believes in good faith, and after consultation with its financial advisor, that the acquisition proposal is reasonably capable of being completed on the terms proposed and would, if completed, result in a transaction more favorable to its stockholders than the merger;

  . the board of directors determines in good faith, and based upon the written advice of outside legal counsel, that these actions are required for the board of directors to comply with its fiduciary duties under applicable law;

  . OEC is not in breach of its obligations under the "no solicitation" provisions of the Agreement and Plan of Merger; and

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

  . prior to taking these actions, the board of directors receives an executed confidentiality and standstill agreement from the third party with terms no less favorable than those contained in the confidentiality agreement between Hanover and OEC.

   The OEC board of directors may also respond to any tender offer that may be made in order to comply with the requirements of Rule 14e-2 under the Securities Exchange Act of 1934.

   OEC has agreed to notify Hanover, orally and in writing, immediately after receipt of an acquisition proposal or a request for non-public information or access to its properties, books or records in connection with an acquisition proposal. OEC has agreed to keep Hanover fully informed of the status of any acquisition proposal. If OEC receives an acquisition proposal which the board of directors believes is more favorable than the merger with Hanover, OEC has agreed not to accept the acquisition proposal for at least five days and notify Hanover of the proposal. During the five-day period, OEC shall afford Hanover the opportunity to beat or improve upon the terms and conditions contained in the acquisition proposal.

Additional Agreements

 Stockholder Meeting

   OEC has agreed to call a meeting of its stockholders for the purpose of considering the approval of the Agreement and Plan of Merger as promptly as practicable following the date of the Agreement and Plan of Merger. The board of directors of OEC has agreed to declare advisable and recommend the adopting of the Agreement and Plan of Merger by the stockholders of OEC and, upon Hanover's request, to reconfirm such recommendation. However, in the event that OEC receives a third party acquisition proposal, the board of directors will not be required to make or reconfirm its recommendation of the merger with Hanover if OEC is not in breach of its obligations under the "no solicitation" provisions of the Agreement and Plan of Merger and the board of directors concludes in good faith (after having consulted with and considered the advice of outside legal counsel) that the proposal is a superior proposal and that such action is necessary for the board of directors to comply with its fiduciary duties under applicable law. Regardless of any permissible change in the recommendation of the OEC board of directors regarding the Agreement and Plan of Merger and the merger, OEC has agreed to submit the Agreement and Plan of Merger and the merger to the OEC stockholders for approval at the special meeting in order to give OEC stockholders the opportunity to vote on the Agreement and Plan of Merger and the merger in order to obtain the requisite approval of OEC's stockholders.

 Preparation of the Registration Statement and Proxy Statement

   Hanover and OEC have agreed to cooperate in the prompt preparation and filing of documents under federal and state securities laws and with applicable governmental authorities.

 Access to Information

   OEC has agreed to provide to the officers, employees, accountants, counsel and other representatives of Hanover reasonable access to all personnel, properties, books, contracts, commitments and records during the period between the date of the Agreement and Plan of Merger and the merger. OEC has agreed to furnish to Hanover copies of its monthly financial reports, documents filed or received by it pursuant to the requirements of the federal securities laws and other information about its business as Hanover may reasonably request.

 Compliance with the Securities Act of 1933

   OEC has agreed to deliver to Hanover a list of names and addresses of affiliates of OEC as defined in Rule 145 under the Securities Act. OEC has agreed to use all reasonable efforts to deliver to Hanover an affiliate letter from each of the affiliates prior to the merger.

 New York Stock Exchange Listing

   Hanover has agreed to use reasonable efforts to list the Hanover common stock issuable in the merger on the New York Stock Exchange.

 Fees and Expenses

   Hanover and OEC have agreed that, regardless of whether the merger is completed, all expenses incurred in connection with the Agreement and Plan of Merger and the merger will be paid by the party incurring those expenses. Certain fees and expenses may be payable by Hanover or OEC upon termination of the Agreement and Plan of Merger. See "The Agreement and Plan of Merger-- Termination; Termination Fees and Expenses."

 Tax Treatment

   Hanover and OEC have each agreed to use their reasonable efforts before and after completion of the merger to have the merger qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

 Reasonable Efforts

   Hanover and OEC have each agreed to use their respective best efforts to take all actions and to do all things, necessary, proper or advisable to conclude and make effective the merger and any transactions that the Agreement and Plan of Merger contemplated, including, among other things:

  .  obtaining all consents, approvals and actions by governmental entities;

  . obtaining all necessary consents, approvals or waivers from third parties;

  . defending any lawsuits or legal proceedings that challenge the Agreement and Plan of Merger; and

  . consulting and cooperating with one another in all actions taken with the proceedings under the Hart-Scott-Rodino Act or any other applicable law.

 Stock Options

   As of the record date, OEC had outstanding options to purchase a total of 1,663,657 shares of OEC common stock. These options were issued under OEC's employee and non-employee directors stock option plans. The Agreement and Plan of Merger provides that each of these stock options will be cancelled and converted into the right to receive cash from Hanover, within 10 days following the effective time, cash in an amount equal to the product of (a) $1.00 minus the exercise price of such option, times (b) the number of shares of common stock which may be purchased upon exercise of such option.

Director and Officer Indemnification

   The Agreement and Plan of Merger provides that, after the merger, Hanover will indemnify and hold harmless each present and former director and officer of OEC against all liabilities or expenses, including attorneys' fees, arising out of any matters existing or occurring before the completion of the merger. This right to indemnification will apply regardless of whether the claim was asserted before or after the merger is completed. Hanover's indemnification obligations will be to the fullest extent permitted under Oklahoma law and are in addition to any other indemnification rights available to OEC's current and former directors and officers.

   In addition, for a period of three years after the effective time of the merger, Hanover will maintain or will cause the surviving corporation to maintain, to the extent available in the market, a director's and officer's liability insurance policy at least equal in respect to directors and officers covered, amount and scope as was OEC's coverage in effect as of July 13, 2000; provided that, Hanover is not required to expend in the aggregate in excess of 150% of the annual premium paid as of July 13, 2000 for such coverage, but instead is only required to maintain insurance policies which provide the maximum and best coverage available at an annual premium equal to 150% of such amount.

Conditions to the Merger

 Joint Conditions to the Merger

   The Agreement and Plan of Merger provides that the obligations of Hanover and OEC to effect the merger are subject to the satisfaction or waiver of the following conditions:

  .  the OEC stockholders must approve the Agreement and Plan of Merger;

  . any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 must expire;

  . Hanover's registration statement must be effective under the Securities Act of 1933 and not be the subject of a stop order or proceeding seeking a stop order;

  . the absence of any order, injunction, judgment, statute, rule or regulation that makes the merger illegal or otherwise prohibits the completion of the merger; and

  . the shares of Hanover common stock to be issued in the merger must be approved for listing on the New York Stock Exchange.

 Hanover's Conditions to the Merger

   In addition, the Agreement and Plan of Merger provides that Hanover's and Caddo Acquisition Corporation's obligations to effect the merger are subject to the satisfaction or waiver of the following conditions:

  . OEC's representations and warranties that are qualified as to materiality or material adverse effect shall have been true and correct when made and shall be true and correct on and as of the closing date;

  . OEC's representations and warranties not qualified as to materiality or material adverse effect shall have been true and correct in all material respects when made and shall be true and correct in all material respects on and as of the closing date;

  . OEC must have performed or complied with all agreements and covenants required to be performed by it under the Agreement and Plan of Merger as of the closing date that are qualified as to materiality or material adverse effect, and shall have complied in all material respects with all agreements and covenants required to be performed by it under this agreement and not so qualified;

  . all regulatory approvals required to complete the merger shall have been received;

  . there shall have been no event, development or change of circumstance that constitutes, has had, individually or in the aggregate, or could be expected to have a material adverse effect on OEC and its subsidiaries;

  .  all required third party consents shall have been obtained;

  . non-competition agreements shall have been executed by all officers of OEC and affiliates of OEC as requested by Hanover;

  . Hanover shall have received an executed affiliate agreement (as defined in the Agreement and Plan of Merger) from all designated affiliates;

  . no suit, action, investigation or other proceeding by any governmental entity shall have been instituted and be pending which imposes, seeks to impose or reasonably would be expected to impose any remedy, condition or restriction that would have a material adverse effect or would materially restrict Hanover's ownership or operation of OEC;

  . if applicable, dissenters' rights shall not have been perfected with respect to more than 7.5% of the outstanding shares of OEC common stock See "The Merger--Dissenters' and Appraisal Rights";

  . Prudential Securities shall have rendered a fairness opinion with respect to the Agreement and Plan of Merger and such opinion shall not have been withdrawn or adversely modified; and

  . all principal and accrued interest thereon under the promissory notes made by Dennis W. Estis and Barbara Estis in favor of OEC shall have been paid in full.

 OEC's Conditions to the Merger

   In addition, the Agreement and Plan of Merger provides that OEC's obligation to effect the merger is subject to the satisfaction or waiver of the following conditions:

  . Hanover's representations and warranties that are qualified as to materiality or material adverse effect shall have been true and correct when made and shall be true and correct on and as of the closing date;

  . Hanover's representations and warranties not qualified as to materiality or material adverse effect shall have been true and correct in all material respects when made and shall be true and correct in all material respects on and as of the closing date; and

  . Hanover must have performed or complied with all agreements and covenants required to be performed by it under the Agreement and Plan of Merger as of the closing date that are qualified as to materiality or material adverse effect, and shall have complied in all material respects with all agreements and covenants required to be performed by it under this agreement and not so qualified.

Termination; Termination Fees and Expenses

 Termination of the Agreement and Plan of Merger

   The Agreement and Plan of Merger may be terminated at any time prior to the completion of the merger, before or after approval of the merger and related matters by the OEC stockholders:

  .  by mutual written consent of Hanover and OEC; or

  .  by either Hanover or OEC if:

    (a) the merger is not consummated by March 1, 2001, so long as the terminating party did not prevent the completion of the merger by failing to fulfill any of its obligations under the Agreement and Plan of Merger;

    (b) a court or other governmental entity has issued an order, decree or ruling which cannot be appealed and which prohibits the completion of the merger;

    (c) at the OEC stockholder's meeting, the requisite vote of the stockholders of OEC in favor of the approval of the Agreement and Plan of Merger shall not have been obtained; or

    (d) there has been a breach of any representation, warranty, covenant or agreement on the part of the other party, which breach will cause the conditions to the closing of the merger not to be satisfied.

  .  by Hanover if:

    (a) the OEC board of directors withdraws, modifies or fails to reconfirm its recommendation of the merger or the Agreement and Plan of Merger;

    (b) the OEC board of directors recommends an alternative transaction to the OEC stockholders;

    (c) a tender or exchange offer for 20% or more of the outstanding shares of OEC common stock is commenced, other than by Hanover, and the OEC board of directors fails to recommend that the OEC stockholders not tender their shares in the tender or exchange offer;

    (d) any person or group (other than Hanover) becomes the beneficial owner of 20% or more of the outstanding shares or OEC common stock; or

    (e) OEC fails to call and hold a stockholders' meeting by March 1, 2001, so long as Hanover has not breached a representation, warranty, covenant or agreement contained in the Agreement and Plan of Merger.

  . by OEC, if the OEC board of directors determines in good faith, based on written advice of outside legal counsel, that accepting a superior proposal is required for the board to comply with its fiduciary duties, so long as OEC has not breached the no solicitation covenant; provided that this termination shall not be effective until the termination fee has been paid.

   If the Agreement and Plan of Merger is terminated by either Hanover or OEC as provided above, the Agreement and Plan of Merger will become void and neither Hanover nor OEC will have any continuing liabilities or obligations under the Agreement and Plan of Merger, except for any obligation to reimburse expenses or pay a termination fee under the circumstances described below and except that termination will not limit liability for a willful breach of the Agreement and Plan of Merger.

   In addition, the confidentiality agreement between Hanover and OEC will remain in effect even if Hanover or OEC terminates the Agreement and Plan of Merger.

 Termination Fees and Expenses

   OEC has agreed to reimburse Hanover for up to $750,000 in merger-related expenses incurred by Hanover prior to the termination of the Agreement and Plan of Merger where OEC terminates the Agreement and Plan of Merger because:

  .  OEC's stockholders fail to approve the Agreement and Plan of Merger;

  . the OEC board of directors withdraws, adversely modifies or fails to reconfirm its recommendation of the merger;

  . the OEC board of directors recommends an alternative transaction to the OEC stockholders;

  . a tender or exchange offer for 20% or more of the outstanding shares of OEC common stock is commenced, other than by Hanover, and the OEC board of directors fails to recommend that the OEC stockholders not tender their shares in the tender or exchange offer;

  . any person or group (other than Hanover) becomes the beneficial owner of 20% or more of the outstanding shares or OEC common stock;

  . OEC fails to call and hold a stockholders' meeting by March 1, 2001, so long as Hanover has not breached a representation, warranty, covenant or agreement contained in the Agreement and Plan of Merger;

  . the OEC board of directors determines in good faith, based on written advice of outside legal counsel, that accepting a superior proposal is required for the board to comply with its fiduciary duties, so long as OEC has not breached the no solicitation covenant; provided that this termination shall not be effective until the termination fee has been paid;

  .  the merger is not completed by March 1, 2001; or

  . OEC breaches any representation, warranty, covenant or agreement in the Agreement and Plan of Merger and the breach results in the failure of the closing conditions relating to the accuracy of OEC's representations and warranties or the performance by OEC of its covenants.

   Hanover has agreed to reimburse OEC for up to $750,000 in merger-related expenses incurred by OEC prior to termination of the Agreement and Plan of Merger where OEC terminates the Agreement and Plan of Merger because Hanover breaches any representation, warranty, covenant or agreement in the Agreement and Plan of Merger and the breach results in the failure of the closing conditions relating to the accuracy of Hanover's representations and warranties or the performance by Hanover of its covenants.

   These expense reimbursements must be made within two business days after a demand for payment and a documented itemization setting forth in reasonable detail all expenses.

   In addition, OEC may be required to pay a termination fee of $1,665,000 in addition to any expenses under the following circumstances:

  .  OEC's stockholders fail to approve the Agreement and Plan of Merger;

  . the OEC board of directors withdraws, adversely modifies or fails to reconfirm its recommendation of the merger;

  . the OEC board of directors recommends an alternative transaction to the OEC stockholders;

  . a tender or exchange offer for 20% or more of the outstanding shares of OEC common stock is commenced, other than by Hanover, and the OEC board of directors fails to recommend that the OEC stockholders not tender their shares in the tender or exchange offer;

  . any person or group (other than Hanover) becomes the beneficial owner of 20% or more of the outstanding shares or OEC common stock;

  .  OEC fails to call and hold a stockholders' meeting by March 1, 2001;

  . the OEC board of directors determines in good faith, based on written advice of outside legal counsel, that accepting a superior proposal is required for the board to comply with its fiduciary duties, so long as OEC has not breached the no solicitation covenant; provided that this termination shall not be effective until the termination fee has been paid; or

  . OEC breaches any representation, warranty, covenant or agreement in the Agreement and Plan of Merger and the breach results in the failure of the closing conditions relating to the accuracy of OEC's representations and warranties or the performance by OEC of its covenants.

   The payments under this section of expenses and termination are the sole and exclusive remedy of the other party with respect to the matters giving rise to the payment obligation.

   On November 14, 2000, Hanover, Caddo Acquisition Corporation and OEC entered into an amendment to the Agreement and Plan of Merger to extend the outside date for the completion of the merger to March 1, 2001 and made certain other changes. The amendment is included with the Agreement and Plan of Merger attached hereto as Annex A.

Amendment and Waiver

   The Agreement and Plan of Merger may be amended at any time by action taken by the boards of directors of Hanover and OEC, before or after stockholder approval of the Agreement and Plan of Merger. However, once the Agreement and Plan of Merger is approved by the stockholders, no change can be made where further stockholder approval is required by law. Hanover and OEC may also extend the time for performance of the obligations or other acts of the other, may waive inaccuracies in the representations or warranties contained in the Agreement and Plan of Merger and may waive compliance with any agreements or conditions contained in the Agreement and Plan of Merger.

Voting and Disposition Agreement

 Voting and Proxies

   As a condition to Hanover's execution of the Agreement and Plan of Merger, HACL, Ltd. and Energy Investors Joint Venture were required to enter into a voting and disposition agreement with Hanover. Under the voting and disposition agreement, HACL Ltd. and Energy Investors Joint Venture have each agreed, among other things:

  . to vote all shares of OEC common stock held by them in favor of the merger, the adoption and execution by OEC of the Agreement and Plan of Merger and the approval of the terms thereof and each of the other transactions contemplated by the Agreement and Plan of Merger;

  . to vote all shares of OEC common stock held by them against the following actions (other than the merger and the transactions contemplated by the Agreement and Plan of Merger):

    (a) any merger, consolidation, business combination, recapitalization, sale of substantial assets, sale or acquisition of shares of capital stock or similar transaction involving OEC or any of its subsidiaries other than the merger;

    (b) any amendment of OEC's certificate of incorporation or bylaws or any change in the majority of the Board of Directors of OEC;

    (c) any material change in the present capitalization of OEC;

    (d) any other material change in OEC's corporate structure or business;

    (e) any other action which, in the case of each of matters referred to in clauses (b), (c) and (d) above, is intended or could reasonably be expect to impede, interfere with, delay, postpone, discourage or materially adversely affect the consummation of the merger or the transactions contemplated by the Agreement and Plan of Merger or the voting and disposition agreement; or

    (f) any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of OEC under the Agreement and Plan of Merger or any obligation of HACL Ltd. or Energy Investors Joint Venture under the voting and disposition agreement.

   In addition, each of HACL, Ltd. and Energy Investors Joint Venture has granted Caddo Acquisition Corporation an irrevocable proxy to vote its shares of OEC common stock in the manner described above. The voting and disposition agreement will terminate upon the earlier to occur of the termination of the Agreement and Plan of Merger or the completion of the merger.

   The aggregate number of shares of OEC common stock that is subject to the voting and disposition agreement is 16,000,000, or approximately 45% of all OEC
common stock outstanding on November    , 2000.

 Prohibited Actions

   Each of HACL, Ltd. and Energy Investors Joint Venture has also agreed that it will not:

  . solicit, initiate, encourage or respond to, or take any other action to knowingly facilitate any inquiries or the making of any proposal by and other person with respect to OEC that constitutes, or could reasonably be expected to lead to, an acquisition proposal or permit or authorize any person acting on the stockholder's behalf to do any of the foregoing;

  . offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any or all of the shares;

  . grant any proxy or power of attorney, deposit any of the shares into a voting trust or enter into a voting agreement with respect to the shares;

  .  exercise any rights of appraisal or rights to dissent from the merger;
     or

  . request that OEC register the transfer of any certificate or uncertificated interest in the shares except in accordance with the voting and disposition agreement.

 Restrictions on Disposition of Hanover Common Stock

   Each of HACL, Ltd. and Energy Investors Joint Venture has also agreed, with respect to the shares of Hanover common stock issuable to it in the merger, not to sell or otherwise dispose of any Hanover common stock received by it in the merger for a period of 120 days from the date of completion of the merger, unless Hanover consents in writing. In addition, for each succeeding 30-day period thereafter, each of HACL, Ltd. and Energy Investors Joint Venture has agreed not to sell, offer or agree to sell or otherwise dispose of, more than 15% of the shares of Hanover common stock received by it in the merger, unless Hanover consents in writing.

   A copy of the voting and disposition agreement is attached as Annex C to this proxy statement/prospectus.

Noncompetition Agreements

   In order to induce Hanover to enter into the Agreement and Plan of Merger, two OEC stockholders have each entered into noncompetition agreements at Hanover's request. These stockholders are Dennis W. Estis and Don E. Smith. Pursuant to the noncompetition agreements, each of Mr. Estis and Mr. Smith has agreed not to engage or participate in the business of renting, leasing or managing compression equipment within the States of Texas, Kansas, Arkansas, Mississippi, Alabama, certain parishes of Louisiana and certain counties of Oklahoma until August 19, 2001, unless Hanover or OEC consents, subject to certain exceptions.

   Each of Mr. Estis and Mr. Smith has agreed that prior to August 19, 2001 he will not solicit any person who was employed by Hanover or OEC on June 19, 2000 to leave the employ of Hanover or OEC, except for employees who are terminated or demoted by OEC or Hanover after June 19, 2000 or are required to relocated after completion of the merger in order to perform their jobs.

   In addition, it is a condition to completion of the merger that OEC's Co-Chief Executive Officers, Ray C. Davis and Kelcy L. Warren, and other affiliates of OEC as requested by Hanover enter into similar noncompetition agreements.

                                      OEC

Business

   The information in this section describes the business of OEC as it is currently conducted, without giving effect to the merger. For a more comprehensive discussion of OEC's business, you should read its recent annual report on Form 10-K, which was filed with the Securities and Exchange Commission on April 19, 2000. OEC's principal executive offices are located at 2501 Cedar Springs Road, Suite 600, Dallas, Texas, 75201.

General

   OEC Compression Corporation, formerly Equity Compression Services Corporation, formerly Hawkins Energy Corporation is engaged in the leasing, contract management, outsourcing, remanufacturing and direct sale of gas compression equipment to operators of producing natural gas wells and gas gathering systems. Its principal geographical operating areas lie within the states of Alabama, Mississippi, Louisiana, Oklahoma, Arkansas, Kansas, New Mexico and Texas.

   OEC was incorporated as Hawkins Energy Corporation in the state of Oklahoma in June 1989 for the purpose of consolidating the businesses and assets of Equity Compressors, Inc. ("Equity Compressors") and ten Hawkins Exploration oil and gas limited partnerships (the "Hawkins Limited Partnerships"). To effect the consolidation, OEC extended an exchange offer to the stockholders of Equity Compressors and the partners of the Hawkins Limited Partnerships. Following approval by a majority in interest of the limited partners in each of the Hawkins Limited Partnerships, OEC acquired the assets and assumed the liabilities of the Hawkins Limited Partnerships and acquired the stock of Equity Compressors, all in exchange for common stock of OEC, and commenced operations on December 29, 1989.

   OEC acquired Equity Compressors when its sole business was the leasing of gas compression equipment to operators. Equity Compressors broadened its scope of operations through its acquisition in April 1990 of a compressor remanufacturing and service business. The business of the acquired company centered around the acquisition, remanufacture and sale of existing gas compressor units. By May 1990, this business was fully integrated into Equity Compressors.

   In June 1993, OEC acquired Mid-South Compressors, Inc., a privately held gas compression company ("Mid-South"). Mid-South leased compression equipment throughout the gas-producing regions of Mississippi, Alabama and Northern Louisiana. The transaction involved the issuance of approximately 5.4 million shares of Company common stock and the payment of $1.4 million in cash to Mid-South. OEC financed the cash portion of the acquisition through additional borrowings.

   In July 1993, OEC acquired all the outstanding shares of common stock of Owens Compression Service, Inc. ("Owens"), a privately held company that provided gas compression services primarily in East Texas and North Louisiana in exchange for cash consideration of $42,000 and approximately 3.2 million shares of Company common stock.

   During March 1995, the Boards of Directors of Equity Compressors, Mid-South and Owens each approved the formal merger of Mid-South and Owens with and into Equity Compressors. The companies merged their operations under the Equity Compressors name as of January 1, 1995. The businesses of Equity Compressors included leasing, direct sales and remanufacturing services of various types of gas compression equipment.

   During December 1996, the stockholders of OEC approved an increase in the number of authorized shares of common stock enabling OEC to sell 8 million shares of common stock and 8 million contingent warrants for a total cash consideration of $4.4 million to HACL, Ltd., a Dallas-based investment group. Additionally, stockholders voted to change the name of OEC to Equity Compression Services Corporation.

   On August 6, 1997, OEC acquired 100% of the common stock of Ouachita Energy Corporation ("Ouachita") and the majority of the assets of Ouachita Compression Group, LLC and Ouachita Energy

Partners, LTD. Under the terms of the acquisition agreements that were closed effective July 31, 1997, OEC issued to the stockholders 7.6 million shares of OEC's common stock and paid approximately $24 million in cash and assumption of debt.

   On October 30, 1997, OEC, through its wholly-owned subsidiary, Sunterra Energy Corporation, entered into a venture with Prize Petroleum, L.L.C. ("Prize") of Tulsa, Oklahoma, to form Sunterra Petroleum Company, L.L.C. ("Sunterra L.L.C."). Sunterra L.L.C. was initially capitalized with oil and gas properties and cash commitments with a value in excess of $9 million.

   On December 31, 1997, OEC closed its shop facilities in Oklahoma City, Oklahoma, Kilgore, Texas, and Columbia, Mississippi. The acquisition of Ouachita enabled OEC to consolidate the facilities operations into one state-of-the-art facility located in West Monroe, Louisiana. Although significant costs were incurred as a result of the closing of these facilities in the fourth quarter of 1997, the consolidation of the shop facilities allowed OEC greater control over product engineering and design, better quality equipment, more reliable service and increased control over expenses at the facility level.

   On March 6, 1998, OEC merged Equity Compressors into Ouachita. At December 31, 1999, the combined compressor fleet had 854 gas compression units with a total of approximately 229,000 horsepower.

   In March 1998, the number of authorized shares of common stock was increased and the name of OEC changed to OEC Compression Corporation.

   At December 31, 1998, Sunterra L.L.C.'s oil and gas properties were estimated to have proved reserves of 12,720,000 thousand cubic feet ("mcf") of natural gas and 163,000 barrels of oil. Natural gas reserves constituted approximately 93% of OEC's reserve base on a "gas equivalent" basis (converting each barrel of oil to six mcf of natural gas).

   On July 2, 1999, Sunterra sold 100% of its interest in Sunterra L.L.C. to Prize. Sunterra received $1 million in cash and the Will-O-Mills gas treating plant located in southwest Texas. The Will-O-Mills gas treating plant is a 300 gpm amine plant, which extracts carbon dioxide, and minor amounts of hydrogen sulfide from natural gas flowed to the plant by area producers under long-term treating contracts. The Sunterra L.L.C. sale effectively removed OEC from the oil and gas production business.

   The primary business plan of OEC is growth within the compression service sector of the natural gas industry. OEC plans to extend its activities in the compression service sector by expanding its customer base and its business with existing customers by providing the highest quality compression services. Additionally, OEC will pursue the purchase of customer owned compressors as well as the purchase of competitors.

Gas Compression Operations

General

   OEC conducts its compressor operations through Ouachita Energy Corporation, its wholly-owned subsidiary located in West Monroe, Louisiana. The age of a gas well usually affects its need for compression. A gas well has a natural flowing pressure which may or may not be adequate to overcome the pipeline pressure at the point where the gas is introduced into a gathering system or transmission pipeline. If the flowing pressure of the gas is not adequate to overcome the pipeline pressure, it is not physically possible to produce or transport the gas without the aid of compression. Gas compression is used to overcome this problem by boosting the flowing pressure of the gas. Theoretically, all gas wells will eventually need compression to boost natural well flowing pressure to exceed pipeline pressure. Historically, gas compressors have generally been purchased and operated by gas producers and gas transporters. However, over the last several years, these same groups have also used equipment leasing and contract compression services as an accepted means of providing for their gas compression needs.

Equipment Leasing and Contract Compression Services

   At year-end 1999, OEC's service fleet included 854 compressors located in Alabama, Arkansas, Kansas, Louisiana, Mississippi, Oklahoma, New Mexico and Texas. These compressors average 268 horsepower in size and their cost as a new unit of similar size averages about $230,000. OEC's rental fleet is comprised mostly of used, remanufactured equipment, which was acquired at a substantial discount to the cost of comparable new compressor units. The fleet includes engines and compressors of various manufacturers.

   Prior to the Ouachita acquisition in the third quarter of fiscal year 1997, OEC's core business was compression rental-with-maintenance to natural gas producers, processors and pipelines. With the Ouachita acquisition, OEC commenced providing full contract compression services, which is the complete "outsourcing" of a client's compression operations to OEC.

   The size and configuration of each compressor varies depending on the particular application for which it is utilized. Consideration is given to the differential between the wellhead and pipeline flowing pressures and the volumes of gas delivered from the wellhead.

   The following table sets forth certain data concerning OEC's activity in the acquisition and leasing of compressors:

                                               September 30   December 31
                                                   2000      1999      1998
                                               ------------ ------- -----------
  Number of units.............................       845        854     843
  Horsepower utilization rate at end of
   period.....................................       71%        72%     79%
  Equipment horsepower at end of period.......   229,177    228,903 217,663

Lease/Contract Compression Terms

   Generally, OEC's compressors are leased for contract compression services, which are provided to well operators under written agreements for periods ranging from month-to-month to six years. These contracts are sometimes renewed at the end of the specified term at which time the rentals and other terms may be renegotiated. The competitive marketplace determines the rental/contract rates used in new contracts and in renewals of existing contracts. Once the minimum term has expired, the equipment continues on a month-to-month basis, with either party having the right to terminate the contract by giving a 30-day written notice. The majority of the deployed compressors at December 31, 1999 were leased on a month-to-month basis.

   Under the typical rental-with-maintenance lease, the lessee pays the costs of transporting the compressor to the well site, installation, all fuel and other operating costs. The compressors are operated on a daily basis by the employees of the lessee. OEC maintains service departments which employ skilled compressor mechanics who service and maintain compression equipment. Under the most common type of lease, the lessee pays a flat fee for monthly compression inclusive of service, equipment rental, lubricants and all parts and maintenance. Under the typical contract compression service contract, OEC provides the customer with both the compression equipment and operates that equipment for the customer. OEC's personnel are responsible for both day-to-day operation and maintenance of the provided compression equipment for a monthly service fee. Revenues associated with contracts for rental-with-maintenance and contract compression services are recognized on the first day of the month in which the service is provided.

Remanufacturing Services

   Remanufacturing services involve the overhaul and rework of equipment owned by third parties. These services are performed under contract with numerous customers, including gas gathering and transmission companies, major oil companies, large independents and small producers to overhaul and rework their gas compression equipment. Generally, OEC prepares a description of the work to be conducted and the parts to be provided. An estimate or a fixed bid of the costs to be charged to the customer for the overhaul work accompanies this description. In the event additional labor or parts are required once the work is in process, the owner of the unit is contacted regarding the work and additional charges are then agreed on. Overhaul work is normally guaranteed for a period of 90 days.

Compressor Sales

   OEC is also involved in the direct sales of remanufactured gas compression equipment. OEC acquires, rebuilds and sells previously owned gas compressor units to gas producers and transporters. OEC maintains an inventory of compression parts and equipment at its facility in West Monroe, Louisiana. OEC is able to sell its remanufactured equipment at a discount to the cost of comparable new equipment, and in most cases is able to customize and complete a compressor unit for a customer in substantially less time than the same customer could acquire the equipment new from the original manufacturer. OEC, via its field mechanics, is responsible for the service and maintenance of its direct sales units during their 90-day warranty period.

Market and Customers

   OEC's customer base consists of over 180 U.S. companies engaged in all aspects of the oil and gas industry including major integrated oil and gas companies, large and small independent producers, natural gas processors, gatherers and pipelines. No individual customer accounted for more than 10% of OEC's consolidated revenues during 1998 or 1999.

Competition

   The natural gas compression services business is highly competitive. Overall, OEC faces competition from companies with considerably greater financial resources as well as from several smaller companies on a more regional basis. OEC believes it is the sixth largest compressor services company, defined by total horsepower, in the onshore domestic markets in which it operates. Increased size and geographic breadth offer compressor services companies' significant advantages. Supporting staff costs (i.e. sales, accounting, engineering) do not rise proportionately with increases in the number of deployed compressors. As a result, companies the size of OEC or larger benefit from lower overall operating costs than competing smaller companies. OEC believes it competes effectively on the basis of price as well as the quality and reliability of service in the geographic markets it operates (Alabama, Mississippi, Louisiana, Arkansas, Oklahoma, Kansas, Texas and New Mexico).

Compliance with Environmental Laws

   The design and operation of gas compressors is subject to certain federal and state environmental laws and regulations which, directly or indirectly, relate to the discharge of materials into the environment. Complete compliance with all of such laws and regulations may affect OEC's operations and costs as a result of their effect on the design, condition and operation of its gas compressors or its costs of repairing or remanufacturing them. Under most of the leases for the gas compressors, responsibility for compliance with the majority of these laws and regulations is placed on the lessee. However, there can be no assurance that OEC would not be liable for any penalties or fines that may be imposed as a result of any material noncompliance. It is not anticipated that OEC will be required in the near future to expend amounts that are material in the aggregate to OEC's overall operations by reason of such laws and regulations.

Employees

   As of November 27, 2000, OEC had 98 full-time employees. OEC has 93 employees in its gas compression operations and 5 employees in its general corporate area. None of these employees are represented by a union or labor organization. OEC considers its relations with these employees to be satisfactory.

Properties and Facilities

   OEC owns its shop facilities in West Monroe, Louisiana. The main building contains approximately 35,000 square feet, the majority of that space designed for the re-manufacturing and overhauling of OEC's compression fleet with the balance being office space. The property includes approximately eight acres of land. OEC owns 12 acres of land, office facilities and a warehouse in Bridgeport, Texas. OEC leases its executive office space in Dallas, which consists of approximately 4,500 square feet.

Legal Proceedings

   OEC is not currently involved in any material litigation or proceeding and is not aware of any such litigation or proceeding threatened against it.

Market for OEC's Common Equity

   As of September 30, 2000, OEC had approximately 1,140 holders of record of its common stock. Effective September 3, 1998, OEC's common stock was approved for listing on the American Stock Exchange ("AMEX") under the symbol "OOC." The table below reflects the high and low bid prices per share of OEC's common stock for each calendar quarter during the time period from 1997 to 1999 as quoted by AMEX since September 3, 1998, and NASDAQ for prior periods. The bid quotations reflect inter-dealer prices without adjustment for retail markups, markdowns or commissions and may not reflect actual transactions.

                                          2000           1999          1998
                                     --------------- ------------- -------------
  QUARTER                               High     Low   High    Low   High    Low
    First........................... $0.8125 $0.5625 $1.313 $0.875 $2.750 $2.063
    Second..........................  0.8750  0.5000  1.750  1.000  2.563  2.063
    Third...........................  1.0625  0.7500  1.438  1.000  2.313  1.688
    Fourth..........................  0.9375  0.7500  1.250  0.563  1.938  1.063

Executive Officers of OEC

   Set forth below is certain information with respect to each executive officer of OEC. Executive officers are elected by the Board of Directors of OEC and serve at its discretion.

        Kelcy L Warren   44 Co-Chief Executive Officer
                            Co-Chairman of the Board
        Ray C. Davis     57 Co-Chief Executive Officer
                            Co-Chairman of the Board
        Jack D. Brannon  43 Senior Vice-President/
                            Chief Financial Officer

The following is a brief description of the business background of each of the executive officers of OEC.

   Mr. Ray C. Davis has served as Co-Chief Executive Officer and Co-Chairman of the Board of Directors since September 22, 1999. He is also a co-founder and senior partner of Energy Transfer Company, a group of partnerships focused on the acquisition and enhancement of natural gas related midstream assets and energy service companies. From March 1993 through May, 1996, Mr. Davis served as Chairman of the Board and Chief Executive Officer of Cornerstone Natural Gas, Inc., a publicly traded natural gas company focused on midstream assets. From 1988 through 1993, he served as Chairman of the Board of Capstone Partners, Inc., an investment and management company specializing in company acquisitions and special management situations. Mr. Davis received a B.S. and a B.A. from LeTourneau University.

   Mr. Kelcy Warren has served as Co-Chief Executive Officer and Co-Chairman of the Board of Directors since September 22, 1999. He is also a cofounder and senior partner of Energy Transfer Company, a group of partnerships focused on the acquisition and enhancement of natural gas related midstream assets and energy service companies. From March, 1993 through May, 1996, Mr. Warren served as President and Chief Operating Officer of Cornerstone Natural Gas, Inc., a publicly traded natural gas company focused on midstream assets. From 1981 through 1993, Endevco, Inc. (predecessor of Cornerstone Natural Gas) employed Mr. Warren in various capacities, the last as President. Mr. Warren received B.S. from the University of Texas at Arlington.

   Mr. Jack Brannon has served as Senior Vice President and Chief Financial Officer since January 1, 1997. Previously, he was employed by BOK Capital Services Corporation as Senior Vice President (1994--1996) and its affiliate, Bank of Oklahoma, N.A., as Vice President, Energy Group (1984 -1996). He holds three degrees from the University of Texas at Austin: a B.S. with honors, an M.A, and an M.B.A.

Security Ownership of Certain Beneficial Owners and Management

   The following table sets forth information concerning the beneficial ownership of OEC common stock as of the record date and as of the completion of the merger for the following:

  . each stockholder known by OEC to beneficially own 5% or more of the outstanding shares of OEC common stock;

  .  each of OEC's directors;

  . OEC's chief executive officer and certain other highly compensated executive officers of OEC; and

  .  all of OEC's executive officers and directors as a group.

   The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the stockholder has voting power or investment power and any shares that the stockholder has the right to acquire within 60 days of the record date through the exercise of any stock option, warrant or other right. Unless otherwise indicated in the footnotes or the table, each stockholder has sole voting and investment power with respect to the shares shown as beneficially owned. The information relating to beneficial ownership of shares of common stock of the combined company after the merger does not include shares of Hanover common stock beneficially owned by the listed stockholders. OEC is not aware that any of these stockholders beneficially own shares of Hanover common stock.

                                                                       Percent
                 Name and Address of                                     of
                  Beneficial Owner                   Number of Shares  Classes
                 -------------------                 ----------------  -------
HACL, Ltd., ........................................    11,463,636(1)   31.42
a Texas Limited Partnership
2838 Woodside Street
Dallas, TX 75206
Energy Investors....................................     4,136,364      11.18
a Texas Joint Venture
2838 Woodside Street
Dallas, TX 75206
Gregory & Cook, Inc.................................     3,037,251       8.21
7575 San Felipe, Suite 350,
Houston, TX 77063
James D. Finley.....................................       148,788(2)     *
Neal A. Hawthorn....................................         3,333(3)     *
Clifford S. Lewis...................................        94,911(4)     *
Jack D. Brannon.....................................       263,000(5)     *
Richard D. Brannon..................................     1,101,136(6)    2.98
Ray C. Davis........................................     4,491,742(7)   12.14
Matthew S. Ramsey...................................       229,182(8)     *
Jon P. Stephenson...................................       370,379(9)    1.00
Kelcy L. Warren.....................................     4,491,742(10)  12.14
Dennis W. Estis.....................................     5,370,487(11)  14.52
William J. (Bill) Murray............................       185,623(12)  14.52
All Directors and Executive Officers as a Group (12
 Persons) ..........................................    17,608,948(13)  48.00

--------
* Less than 1%
(1) Does not include the 4,136,364 shares of Common Stock held by Energy Investors, a Texas joint venture. HACL, Ltd. is the managing joint venturer of Energy Investors, but is obligated to vote the shares as directed by the other joint venturers (proportionately according to their interests) and HACL, Ltd. is not entitled to participate in the distribution or profits attributable to the shares until the other joint venturers receive a specified annual return on their investment in the shares.
(2) Includes 3,333 shares which may be acquired upon the exercise of presently exercisable options and 145,455 share attributable to Mr. Finley's interest in Energy Investors.
(3) Includes 3,333 shares which may be acquired upon the exercise of presently exercisable options.
(4) Includes 63,332 shares which may be acquired upon the exercise of presently exercisable options, and 31,920 shares held by the 401(k) Plan and allocated to the account of Mr. Lewis. Excludes 650,000 shares owned by Hawkins Oil & Gas.
(5) Includes 23,000 shares which may be acquired upon the exercise of presently exercisable options and 240,000 shares acquired upon the exercise of the HACL warrants.
(6) Includes 3,333 shares which may be acquired upon the exercise of presently exercisable options, 1,101,136 shares attributable to Mr. Brannon's interest in HACL, Ltd.
(7) Includes 3,333 shares which may be acquired upon the exercise of presently exercisable options, 4,491,742 shares attributable to Mr. Davis' interest in HACL, Ltd.
(8) Includes 35,000 shares which may be acquired upon the exercise of presently exercisable options, 193,182 shares attributable to Mr. Ramsey's interest in HACL, Ltd.
(9) Includes 3,333 shares which may be acquired upon the exercise of presently exercisable options, 367,045 shares attributable to Mr. Stephenson's interest in HACL, Ltd.
(10) Includes 3,333 shares which may be acquired upon the exercise of presently exercisable options, 4,491,742 shares attributable to Mr. Warren's interest in HACL, Ltd.
(11) Excludes 1,380,675 shares which are held by the ex-wife of the Mr. Estis. Mr. Estis disclaims beneficial ownership of such shares. Includes, 6,666 shares which may be acquired by currently exercisable options.
(12) Includes 183,523 shares attributable to Mr. Murray's interest in a partner of HACL, Ltd.
(13) Includes 217,165 shares which may be acquired upon the exercise of presently exercisable options, 51,638 shares held by the 401(k) Plan and allocated to the accounts of such individuals, 2,884,847 shares attributable to such persons' interests in HACL, Ltd., 5,923,024 shares which may be acquired upon the exercise of presently exercisable warrants and which are attributable to such persons' interests in HACL, Ltd. and 145,455 shares which are attributable to Mr. Finley's interest in Energy Investors.

Selected Historical Financial Data--OEC

   In the table below, we provide you with selected historical consolidated financial data of OEC. OEC prepared this information using its consolidated financial statements as of the dates indicated and for each of the fiscal years in the five-year period ended December 31, 1999, and for the nine-month periods ended September 30, 1999 and September 30, 2000. OEC derived the consolidated income statement data below for each of the years ended December 31, 1999 and 1998 from financial statements audited by Arthur Andersen LLP, independent public accountants. OEC derived the consolidated income statement data below for the years 1997, 1996 and 1995 from financial statements audited by PricewaterhouseCoopers LLP, independent accountants. OEC derived the remaining data from unaudited consolidated financial statements.

   The information in this section should be read along with OEC's consolidated financial statements, accompanying notes and other financial information attached to this proxy statement/prospectus at Page F-1.

                                  Year Ended December 31,                    Nine Months Ended
                          -------------------------------------------  -----------------------------
                                                                       September  30, September  30,
                           1995    1996    1997      1998      1999         1999           2000
                          ------  ------  -------  --------  --------  -------------- --------------
                                      (In thousands, except for per share amounts)
Revenues:
  Compressor rentals,
   service and treating
   fees.................  $6,802  $6,445  $12,363  $ 23,125  $ 23,353     $ 17,484       $ 16,473
  Compressor sales and
   remanufacturing......   1,611   1,177      979       708       405          286            198
  Oil and gas sales.....   1,530   1,821    2,685     2,409     1,399        1,399             --
                          ------  ------  -------  --------  --------     --------       --------
  Total revenues........   9,943   9,443   16,027    26,242    25,157       19,169         16,671
                          ------  ------  -------  --------  --------     --------       --------
Operating Expenses:
  Operating costs--
   rentals, service and
   treating fees........   3,558   2,643    5,063     9,700     9,488        7,358          5,767
  Cost of compressor
   sales and
   remanufacturing......   1,093     894      941       672       274          180            108
  Operating costs--oil
   and gas..............     621     516      804       728       470          510             --
  Depreciation,
   depletion and
   amortization.........   2,326   2,201    3,687     5,970     6,346        4,829          4,360
  Inventory write-down..      --      --      404        --        --           --             --
  Shop closing costs....      --      --      307        --        --           --             --
  General and
   administrative.......   1,881   2,080    4,110     4,299     3,923        2,939          1,759
  Asset impairment......   1,790      --       --       162        --           --             --
                          ------  ------  -------  --------  --------     --------       --------
   Total expenses.......  11,269   8,334   15,316    21,531    20,501       15,816         11,994
                          ------  ------  -------  --------  --------     --------       --------
Income (loss) from
 operations.............  (1,326)  1,109      711     4,711     4,656        3,353          4,677
                          ------  ------  -------  --------  --------     --------       --------
Other income (expense):
  Merger related and
   employee retention
   expense..............      --      --       --        --        --           --           (608)
  Gain (loss) on sale of
   assets...............     (23)   (437)      10       (22)      276          335            748
  Interest and other
   income...............     102      26       52       122        91           78            173
  Interest expense......  (1,043)   (927)  (1,884)   (4,536)   (5,228)      (3,915)        (4,263)
  Contingent warrant
   expense..............      --      --   (1,440)       --        --           --             --
  Minority interest in
   results of oil and
   gas operations..... .      --      --      (60)     (146)      (88)         (88)            --
                          ------  ------  -------  --------  --------     --------       --------
                           (964)  (1,338)  (3,322)   (4,582)   (4,949)      (3,590)        (3,950)
                          ------  ------  -------  --------  --------     --------       --------
Net income (loss) before
 income taxes and
 extraordinary item.....  (2,290)   (229)  (2,611)      129      (293)        (237)           727

                                 Year Ended December 31,                   Nine Months Ended
                          ------------------------------------------ -----------------------------
                                                                     September  30, September  30,
                           1995     1996    1997     1998     1999        1999           2000
                          -------  ------  -------  -------  ------- -------------- --------------
                                             (In thousands, except for per share amounts)
Income tax (expense)
 benefit................      852      69      924      (75)     414        454           (290)
                          -------  ------  -------  -------  -------    -------        -------
Net income (loss) before
 extraordinary item.....   (1,438)   (160)  (1,687)      54      121        217            437
Extraordinary item:
Write-off of unamortized
 debt issue costs on
 debt retirement (net of
 $28 tax)...............       --      --       --      (42)      --         --             --
Net income (loss).......  $(1,438) $ (160) $(1,687) $    12  $   121    $   217        $   437
                          =======  ======  =======  =======  =======    =======        =======
Basic and dilutive net
 income (loss) before
 extraordinary item per
 common share...........  $  (.11) $ (.01) $  (.07) $   .00  $   .00    $   .01        $   .01
                          =======  ======  =======  =======  =======    =======        =======
Extraordinary item......  $   .00  $  .00  $   .00  $   .00  $   .00    $   .00        $   .00
                          =======  ======  =======  =======  =======    =======        =======
Basic and dilutive net
 income (loss) per
 common share...........  $  (.11) $ (.01) $  (.07) $   .00  $   .00    $  (.01)       $   .01
                          =======  ======  =======  =======  =======    =======        =======
Cash and cash
 equivalents............      177      10        1        7      405        400          8,689
Working capital.........      930     787    1,260    4,300      921       (869)       (28,653)
Total assets............   26,041  25,810   84,365  106,921  106,393    105,643        112,390
Total debt, including
 current maturities.....    9,682  11,013   54,212   58,829   61,299     61,289         60,682
Stockholder's equity....   10,698  14,797   28,735   28,792   28,654     28,748         36,371

 OEC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   The following is Management's discussion and analysis of certain significant factors which have affected the OEC's earnings and financial condition during the periods included in the accompanying Consolidated Balance Sheets, Statements of Operations and Cash Flows.

Results of Operations:

 Nine Months Ended September 30, 2000 versus Nine Months Ended September 30,
 1999

   Gas compressor rentals, service & treating fees of $16.5 million for the nine months ended September 30, 2000 (the "September 30, 2000 Period") represented a 6% reduction from that achieved in the nine months ended September 30, 1999 (the "September 30, 1999 Period"). The decline was due to a slight drop in the average amount of compression horsepower deployed during the September 30, 2000 Period as compared to the September 30, 1999 Period and a slight increase in the average unit size of a deployed unit. As stated earlier, compression rental rates and, in general, operating costs, on a per horsepower basis is inversely related to unit size. The decline in rental service and treating fees was more than offset by a 22% decline, from September 30, 1999 Period levels, in the associated direct operating costs to $5.8 million. The comparative period cost reduction was due to (1) the previously described economies of scale in cost structure from deploying larger horsepower equipment, and (2) continued focus on cost structure efficiencies in OEC's field operations. As a result, OEC's gas compressor rentals, service and treating operations generated a gross profit (revenues--direct expense) of $10.7 million for the September 30, 2000 Period versus the September 30, 1999 Period's $10.1 million, a 6% improvement. The September 30, 2000 Period's and September 30, 1999 Period's gross margins for these operations (gross profit divided by revenue) were 65% and 58%, respectively.

   In the September 30, 2000 Period, compressor sales and remanufacturing revenues decreased 31% from September 30, 1999 Period levels to $198,000. The associated cost-of-goods-sold fell 40% from September 30, 1999 Period levels to $108,000. As a result the gross profit from these operations declined just 15% from September 30, 1999 Period levels to $90,000. The gross margin improved to 45% from the September 30, 1999 Period's 37%. OEC continues to minimize its focus on this business sector in favor of the typically more profitable gas compression rental, service and treating sector.

   Oil and gas revenues and the associated operating costs fell to $0 in the September 30, 2000 Period due to the July, 1999 sale of 100% of its oil and gas operations to Prize Petroleum. OEC exited the oil and gas production business to redirect its capital investment into its core gas compression, service and treating business.

   Depreciation, depletion and amortization costs for the September 30, 2000 Period fell 10% from September 30, 1999 Period levels. The loss of depletion due to the July, 1999 sale of the oil and gas operations was the predominant cause.

   In the September 30, 2000 Period, selling, general and administrative expense ("G&A") fell $1.8 million (-40%) from September 30, 1999 Period levels to $1.8 million. The decrease reflected OEC's continued focus on expense controls. The bulk of the G&A reduction was achieved through personnel reductions. The September 30, 2000 Period's G&A expense also includes an estimated $130,000 in legal, professional and other expenses associated with
(1) OEC's response to a shareholder proxy solicitation instigated by three dissident directors of OEC, and (2) costs associated with OEC's support of the investment bank, engaged in February, 2000, in its efforts to market OEC. At the July 13, 2000 annual OEC shareholders' meeting, OEC's shareholders overwhelmingly rejected the dissident directors' alternative slate of directors in favor of the slate proposed by OEC and the three dissident directors were not reelected to OEC's board. Additionally, OEC rejected the dissident group's request, delivered by their legal counsel, to reimburse the dissident group's legal and proxy solicitation expenses.

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

   OEC's improved cost structure in both its field operations and selling/administration more than offset the September 30, 2000 Period revenue decline from the comparative period. As a result, Income from Operations rose $1.3 million (39%) from September 30, 1999 Period levels to $4.7 million. Cashflow, defined here as earnings before interest, taxes, depreciation, amortization and non-recurring expenses (commonly referred to as "EBITDA"), rose $855,000 (10%) from September 30, 1999 Period's performance level to $9.0 million.

   Interest income for the September 30, 2000 Period of $173,000 represents a $95,000 increase over the September 30, 1999 Period levels and is due to the increase in short-term cash investments held by OEC during the last three months of the September 30, 2000 Period. As of September 30, 2000, OEC had $8.7 million in cash and short-term investments. The bulk of the cash investments are the result of a common stock warrant exercise by three officers of OEC in mid June, 2000. The September 30, 2000 Period interest expense of $4.3 million represented a 9% increase over the September 30, 1999 Period levels and was due to (1) slightly higher levels of senior debt, and (2) higher debt interest rates in the current period.

   On July 17, 2000, OEC and Hanover Compressor Company announced that the two companies have executed a definitive merger agreement under which Hanover would acquire OEC in an all-stock transaction. The merger, which is subject to the approval of OEC's shareholders, is expected to close in late December, 2000 or early January, 2001. Prior to the merger announcement, OEC's board approved a company wide employee retention plan to incentivise OEC employees to remain during the sale and merger process. During the September 30, 2000 Period, OEC incurred legal costs of approximately $150,000 associated with the planned merger and paid retention bonuses under the employee retention plan totaling $458,000. These combined costs have been included as a line item under "Other income (expense)" in the financial statements.

   In February, 2000, OEC sold a 50% undivided interest in the Will-o-Mills gas treating plant for cash proceeds of $2 million. The sale generated a gain-on-sale of $738,000 during the first quarter of 2000. This compares with a $310,000 gain taken in July, 1999 with the previously described sale of OEC's oil and gas operations to Prize Petroleum. Minority interest was eliminated with the Prize sale.

   As result of the improved operating margins and reduced G&A expenses, OEC reported pretax net income of $727,000 for the September 30, 2000 Period versus a $237,000 pretax loss for the comparative September 30, 1999 Period. The September 30, 2000 Period's pretax net income, before (1) the merger and employee retention Expenses, and (2) one time gains on asset sales, was $587,000. The comparative September 30, 1999 Period generated a pretax net loss before comparable expenses and sale gains of $572,000.

   Income tax expense for the September 30, 2000 Period of $290,000 resulted in net income for the period of $437,000. A $454,000 tax benefit in the comparative September 30, 1999 Period reversed the period's $237,000 pretax net loss to a positive net income of $217,000.

 1999 versus 1998

   Compression and gas treating service fees increased $228,000 or 1% from 1998. OEC did not experience the level of revenue growth in 1999 that it achieved in 1998. The reasons were twofold: OEC discontinued compression services in February 1999, for a client which represented approximately 6% of its deployed compression horsepower. Additionally, OEC believes the entire compression services industry experienced a general slowdown in compression demand growth apparently caused by the precipitous fall in 1998 of natural gas prices which subsequently impacted the industry's client base's capital budgets for 1999. OEC believes the rebound in the natural gas price in 1999 has refueled compression demand growth in the last half of the year. From July through December 1999, OEC's deployed compression horsepower grew 7%. July was OEC's lowest deployment level for all of 1999. Compression operating costs decreased $212,000 (3%) from 1998 due to continued focus on cost controls in the field operations.

   Compressor sales and remanufacturing revenue fell $303,000 (43%) from 1998. The decrease reflects OEC's continued focus on the higher margin contract compression services over third-party equipment sales.

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

The associated compressor sales and remanufacturing direct costs fell $398,000 (59%) from 1998 due to increased focus on job costing.

   Oil and gas sales decreased $1 million from 1998 due to the sale of the oil and gas operations in July 1999. OEC held 100% of its oil and gas producing interest in Sunterra. which was majority owned by OEC but operated by the minority owner Prize. On July 2, 1999, OEC sold 100% of its interest in Sunterra to Prize for $1 million in cash and 100% interest in the Will-O-Mills gas treating plant, a 300GPM Amine Plant in West Texas. OEC entered into the transaction to replace a depleting asset with a redeployable asset with a similar operating profile to gas compression. OEC reported a $421,000 gain on the sale. Oil and gas operating costs fell $258,000 from 1998 due to the previously described sale.

   Compressor depreciation increased $200,000 (4%) from 1998. The increase was due to 1) continued capital investment to upgrade the fleet and 2) a substantial turnover of compression equipment on existing compression jobs in the March--July 1999 period. OEC believes the latter was the result of an industry-wide turnover of equipment. The industry's collective client base, predominantly exploration and production companies, coming off a poor gas price year in 1998 and looking for cost and revenue efficiencies, made a major effort to "right size" their existing rental compression to the current application. The result was a major turnover of equipment on applications. The turnover generated a higher than normal level of capital investment in refurbishing idle equipment to replace the returning over or under sized equipment. Oil and gas depletion and depreciation fell $270,000 due to the July Sunterra sale described above. Intangibles amortization increased $233,000 from 1998 due to the amortization of the balance of the non-compete and non-solicitation agreements between OEC and two former executive officers of OEC who resigned in December 1998.

   General and administrative expense fell $375,000 (9%) from 1998. OEC's continued focus on cost controls was the principal reason for the cost reduction. Included in 1999 general and administrative costs is approximately $300,000 of predominately legal and professional costs surrounding the activities of two special committees of the Board of Directors established to review and evaluate certain merger and acquisition activities during the year.

   In November 1999, OEC sold and leased back virtually all of its owned vehicles to a subsidiary of GE Capital. The transaction generated a net loss on sale of $169,000.

   Interest expense increased $692,000 from 1998 due to substantial fleet growth in 1998 that was predominantly debt financed. That growth was being generated over all of 1998, the increased interest expense is fully realized in 1999. The July Sunterra sale eliminated minority interest expense beyond that point. As a result, this expense item fell $58,000.

   OEC reported a pre-tax loss of $293,000 for the 1999 fiscal year versus $129,000 pre-tax profit for 1998. However, an income tax benefit of $414,000 created after-tax net income of $121,000 versus 1998 net earnings of $12,000.

   Capital expenditures on the compressor fleet totaled $11.1 million in 1999 versus $21.1 million in 1998. The acquisition of compression equipment through purchase / leaseback transactions accounted for $1.5 million of the 1999 fleet capital expenditures. Roughly 85% of the aggregate purchase / leaseback investment occurred in December 1999 and, therefore, had little impact on 1999 earnings. Field capital expenditures, to sustain the value and operational performance of the operating fleet, totaled $3.1 million. Roughly 90% of the remaining $6.5 million capital investment represented investment in the existing fleet through shop operations to sustain and enhance the value of the existing fleet as it was deployed on new jobs. The balance represented purchases of equipment in the open market to fill job applications, which could not be matched with equipment in the existing fleet. OEC believes that the shop CAPEX levels on the existing fleet were inflated in 1999 due to the substantial turnover of equipment on existing jobs in the spring-through-summer period of 1999. As previously discussed, OEC believes the entire compression industry experienced a substantial turnover of equipment during the defined period as the industry's collective client base, mostly independent exploration and

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

production companies, attempted to "right size" their leased compression to gain cost and production efficiencies in the face of 1998 gas and oil price driven budget constraints. The immediate impact of the action is increased capital investment for little if any additional revenue. However, there are longer-term benefits in the form of decreased future capital investment.

Capital Resources and Liquidity

   As of September 30, 2000, OEC has in place a $39.5 million senior credit facility with a major international bank. The facility is a borrowing base revolver effective through July 2001, due in full on July 31, 2001. The September 30, 2000 borrowing base is $48 million but is limited to the current commitment that reduces by $150,000 per month through the July 31, 2000 maturity. The credit facility is collateralized by substantially all of the assets of OEC. On September 30, 2000, the senior credit facility's outstanding balance was $39.3 million which was classified as a current maturity.

   In July 1997, OEC entered into a senior subordinated term note agreement and senior floating rate note agreement with The Prudential Insurance Company of North America ("Prudential") for $15 million and $5 million, respectively. The $15 million term note agreement contained a warrant purchase agreement authorizing Prudential to purchase up to 1 million shares of OEC's common stock at an initial exercise price of $2.80 per share until the termination date of the related term note. The fair value of the warrants, $870,000, was determined using the Black-Scholes model and was treated as an addition to paid-in capital. The resulting term note amount of $14,130,000 will be accreted over the 10-year term using its effective interest rate of 11.14%. The exercise price of the warrants was subsequently lowered to $1.00 per share in 1999 in connection with the waiver of covenants. OEC's cash interest payout over the term of the note is at the stated rate of 10.15%.

   Covenants related to the debt agreements include the maintenance of specific levels of working capital, tangible net worth, and various debt service ratios, as defined by the agreements. Further, the debt agreements prohibit the payment of dividends, limit OEC's repurchase of its own stock, and restrict new borrowings. At September 30, 2000, OEC was in compliance with all covenants in both its senior and subordinated credit facilities.

   OEC relies primarily on the collection of revenues associated with rental-with-maintenance and contract compression contracts to fund OEC's working capital and capital expenditure needs. Borrowings from OEC's senior credit facility are used primarily to finance the growth of OEC. The coordination of the cash flow from operations and borrowings from the senior credit facility allows OEC to optimize its cash flow.

   On June 12, 2000, OEC's Co-Chief Executive Officers and Chief Financial Officer exercised a warrant, issued by OEC in December 1996, for 8 million shares of OEC's common stock at an exercise price of $0.91 per share. OEC received cash proceeds of $7.28 million upon the warrant exercise. OEC has invested the cash in short-term liquid investments.

   In July 1999, OEC sold approximately 5,000 horsepower of idle compression equipment (approximately 2% of the total fleet) in a single transaction for $2 million. The purchase and sale agreement contains put and call features that permit 1) OEC to repurchase, at its option, ("Call") the equipment by the end of 1999 at cost, and (2) the purchaser to ("Put") the equipment back to OEC and recover the purchase price plus accrued interest at 10%. The Put and Call features, which were to expire on December 31, 1999, have been extended by mutual agreement of OEC and the purchaser to August 30, 2000. On July 17, 2000, OEC announced that it had executed a definitive Agreement and Plan of Merger with Hanover Compressor Company, the purchaser of the equipment. The merger is expected to close between late December, 2000 and early January, 2001. OEC expects that the existing terms of the equipment purchase and sale agreement will be extended until the merger's completion. Regardless, OEC has sufficient cash reserves to pay-off the note. OEC has treated the transaction as a loan for accounting purposes until such time as the put and call features have either been exercised or expire. To that end, the $2 million sale is carried as a $2 million current note payable at June 30, 2000.

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

   Net cash provided by operating activities decreased to $3.8 million in the first nine months, ending September 30, 2000 from $7.0 million in the comparable nine months of 1999 primarily due to a $1.3 million reduction in accounts payable and accrued liabilities as well as the backing out of the $.748 million gain on asset sale from the previously described February, 2000 sale of a 50% interest in the Will-O-Mills gas treating plant. Net cash used in investing activities fell from 1999's $8.4 million to 2000's $2.0 million. The principal causes were (1) a $5.2 million reduction in capital expenditure levels for acquisitions to and enhancements of OEC's compressor fleet and (2) the $2 million cash proceeds from the previously described February 2000 Gas plant interest sale. Net cash provided by financing activities increased from 1999's $1.7 million to 2000's $6.5 million due primarily to the $7.28 million in cash proceeds received from the previously described June 12, 2000 stock warrant exercise and a $658 thousand net reduction in borrowings.

   At September 30, 2000, OEC had current assets of $17.0 million and current liabilities, excluding the $39.3 million senior revolver balance, of $7.3 million. OEC has minimal availability under its senior credit facility and does not have access to the borrowing base above the current $39.0 million commitment (as of November 8, 2000) unless additional lenders are recruited into the credit facility. Given the planned Hanover merger, OEC has no plans to recruit additional lenders at this time. Further, as of September 30, 2000, OEC possesses $8.7 million in cash reserves which management believes is sufficient, along with cash from operations, to support working capital and capital investments through completion of the Hanover merger.

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

                      DESCRIPTION OF HANOVER COMMON STOCK

   The following is a summary of the material terms of Hanover's common stock. Because it is only a summary, it does not contain all the information that may be important to you. Accordingly, you should read carefully the more detailed provisions of Hanover's certificate of incorporation and bylaws.

General

   Hanover's authorized capital stock currently consists of 200,000,000 shares of common stock and 3,000,000 shares of preferred stock, $.001 par value per share. The following summary description relating to the capital stock does not purport to be complete. For a detailed description, reference is made to Hanover's certificate of incorporation.

Common Stock

   As of November 11, 2000, 62,864,191 shares of Hanover common stock were issued and held of record by approximately 294 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to Hanover preferred stock, holders of common stock are entitled to receive ratably any dividends declared by its board of directors out of legally available funds. On liquidation, dissolution, sale or winding up of Hanover, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights. Holders of common stock have no preemptive or subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon conversion of the preferred securities will be, fully paid and nonassessable. Hanover has never declared a dividend of cash or property on the common stock, and its bank credit agreement prohibits the payment of dividends on common stock without the lenders' prior written consent. The payment of any such dividends also will be subject to, and may be limited by, the terms of any preferred stock Hanover may issue in the future.

Transfer Agent And Registrar

   The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services.

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

                        COMPARISON OF STOCKHOLDER RIGHTS

   The following is a summary of certain of the material differences between the rights of holders of Hanover common stock and the rights of holders of OEC common stock. Hanover is organized under the laws of the State of Delaware and OEC is organized under the laws of the State of Oklahoma. The rights of stockholders of the two corporations arise from both state laws and the certificate of incorporation and bylaws of Hanover and the articles of incorporation and bylaws of OEC, as applicable. The Oklahoma General Corporation Act was first adopted in 1986 and was modeled on the Delaware General Corporation Law. Consequently, there are a great many similarities in the state corporate laws governing the two companies.

   The following summary is not a complete statement or comparison of the rights of holders of Hanover common stock or holders of OEC common stock and is qualified in its entirety by reference to the Delaware General Corporation Law and the Oklahoma General Corporation Act and the respective charter and bylaw documents of Hanover and OEC.

--------------------------------------------------------------------------------
     Hanover Stockholder Rights                  OEC Stockholder Rights
--------------------------------------------------------------------------------

                                 Capital Stock

   The total number of authorized shares of Hanover capital stock is 203,000,000, which consists of 200,000,000 shares of common stock, par value $.001 per share, and 3,000,000 shares of preferred stock, par value $.001.

   The total number of authorized shares of OEC capital stock is 61,000,000, which consists of 60,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $1.00.

                   Number, Election and Removal of Directors
                              Number of Directors

   Under the Delaware General Corporation Law, the certificate of incorporation or bylaws of a corporation may specify the number of directors of the corporation. Hanover's bylaws provide that the number of directors of Hanover will be seven or such other number as may be determined by the board of directors. The Hanover board of directors is currently set at seven.

   Under the Oklahoma General Corporation Act, the certificate of incorporation or bylaws of a corporation may specify the number of directors of the corporation. OEC's bylaws provide that the number of directors of OEC will be not less than one nor more 15 or such other number as may be determined by the board of directors. The OEC board of directors is currently set at nine.

                             Election of Directors

   Hanover's bylaws provide that directors will be elected at the annual meeting of stockholders by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote. Under the Delaware General Corporation Law, stockholders do not have the right to cumulative voting unless a corporation's certificate of incorporation provides for cumulative voting. Hanover's certificate of incorporation does not provide for cumulative voting.


   OEC's bylaws provide that directors will be elected at the annual meeting of stockholders by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote. Under the Oklahoma General Corporation Act, stockholders do not have the right to cumulative voting unless a corporation's certificate of incorporation provides for cumulative voting. OEC's certificate of incorporation does not provide for cumulative voting. Under OEC's bylaws, OEC shareholders must give advance notification of any nominations of directors in lieu of the slate of directors being nominated by the OEC Board of directors. Such notice must be given to OEC not less than 60 nor more than 90 days prior to a shareholders meeting.


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

                      Vacancies on the Board of Directors

   Vacancies on the Hanover board of directors and newly created directorships shall be filled by a majority of the directors then in office.

   Vacancies on the OEC board of directors and newly created directorships shall be filled by a majority of the directors then in office, even though less than a quorum.

                                    Removal

   Under Hanover's bylaws, any of Hanover's directors or its entire board of directors may be removed from office at any time, with or without cause, by the holders of a majority of the outstanding shares of Hanover common stock entitled to vote.

   Under OEC's bylaws, any of OEC's directors or its entire board of directors may be removed from office at any time, with or without cause, by the holders of a majority of the outstanding shares of OEC common stock entitled to vote.

                        Amendments to Charter and Bylaws
                             Amendments to Charter

   Most of the provisions of Hanover's certificate of incorporation may be amended by the holders of a majority of the outstanding Hanover common stock as provided under the Delaware General Corporation Law, since a greater vote is not required by Hanover's certificate of incorporation.

   All of the provisions of OEC's certificate of incorporation may be amended by the holders of a majority of the outstanding OEC common stock as provided under the Oklahoma General Corporation Act, since a greater vote is not required by OEC's certificate of incorporation.

                              Amendments to Bylaws

   The Delaware General Corporation Law provides that only the stockholders may amend the bylaws of a corporation unless this authority is conferred upon the board of directors in the certificate of incorporation. Hanover's certificate of incorporation and bylaws provide that its bylaws may be amended or new bylaws may be adopted by the stockholders or by the board of directors.

   The Oklahoma General Corporation Act provides that only the stockholders may amend the bylaws of a corporation unless this authority is conferred upon the board of directors in the certificate of incorporation. OEC's certificate of incorporation and bylaws provide that its bylaws may be amended or new bylaws may be adopted by the stockholders or by the board of directors.

                        Special Meetings of Stockholders

   Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized by the certificate of incorporation or bylaws. Hanover's bylaws provide that a special meeting of stockholders may be called by the president, the Board of Directors or by a request in writing from holders of not less than 10% of the issued and outstanding voting stock.

   Under the Oklahoma General Corporation Act, a special meeting of stockholders may be called by the board of directors or by any other person authorized by the certificate of incorporation or bylaws. OEC's bylaws provide that a special meeting of stockholders may be called by the president or the Board of Directors.


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

                            Action Without a Meeting

   The Delaware General Corporation Law provides that any action required or permitted to be taken at a stockholders meeting may be taken without a meeting by written consent, unless a corporation's certificate of incorporation provides otherwise. Hanover's certificate of incorporation does not provide otherwise.

   The Oklahoma General Corporation Act provides that any action required or permitted to be taken at a stockholders meeting may be taken without a meeting by written consent, unless a corporation's certificate of incorporation or bylaws provides otherwise, provided however, that if a corporation's stock is registered under the Securities Exchange Act of 1934, as amended, and it has 1,000 or more shareholders of record, the written consent must be signed by all of the holders of the outstanding shares entitled to vote. OEC's bylaws provides that shareholders may not act by written consent.

                         Inspection of Stockholder List

   The Delaware General Corporation Law permits any stockholder of record to inspect the stockholder list for any purpose reasonably related to the person's interest as a stockholder.

   The Oklahoma General Corporation Act permits any stockholder of record to inspect the stockholder list for any purpose reasonably related to the person's interest as a stockholder.

                       Limitation of Directors' Liability

   As permitted by the Delaware General Corporation Law, Hanover's certificate of incorporation provides that a director shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability for:

 . any breach of the director's duty of loyalty to Hanover or its stockholders;

 . acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

 . liability associated with the unlawful payment of dividends or an unlawful stock purchase or redemption; or

 . any transaction from which the director derived an improper personal benefit.

   As permitted by the Oklahoma General Corporation Act, OEC's certificate of incorporation provides that a director shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability for:

 . any breach of the director's duty of loyalty to OEC or its stockholders;

 . acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

 . liability associated with the unlawful payment of dividends or an unlawful stock purchase or redemption; or

 . any transaction from which the director derived an improper personal benefit.


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

                   Indemnification of Directors and Officers

   The Delaware General Corporation Law provides that a corporation:

 . may indemnify a director or officer who is a party to any action or proceeding by reason of his position with the corporation against expenses, judgments, fines and settlements actually and reasonably incurred if that person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful;

 . may indemnify a director or officer who is a party to any action by or in the right of the corporation against expenses actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in or not opposed to the best interests of the corporation, provided that, if such person is adjudged to be liable to the corporation, indemnification of expenses is permitted only if and to the extent determined by the court in the proceeding;

 . shall indemnify a director or officer against expenses actually and reasonably incurred in successfully defending, on the merits or otherwise, any claim, issue or matter in any action or proceeding referred to above; and

 . may advance a director or officer the expenses incurred in defending any action, if the corporation first receives a commitment from the person to repay the amounts advanced if it is ultimately determined that the person is not entitled to indemnification.

   Hanover's bylaws provide for indemnification of its officers and directors to the fullest extent provided by law.

   The Oklahoma General Corporation Act provides that a corporation:

 . may indemnify a director or officer who is a party to any action or proceeding by reason of his position with the corporation against expenses, judgments, fines and settlements actually and reasonably incurred if that person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful;

 . may indemnify a director or officer who is a party to any action by or in the right of the corporation against expenses actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in or not opposed to the best interests of the corporation, provided that, if such person is adjudged to be liable to the corporation, indemnification of expenses is permitted only if and to the extent determined by the court in the proceeding;

 . shall indemnify a director or officer against expenses actually and reasonably incurred in successfully defending, on the merits or otherwise, any claim, issue or matter in any action or proceeding referred to above; and

 . may advance a director or officer the expenses incurred in defending any action, if the corporation first receives a commitment from the person to repay the amounts advanced if it is ultimately determined that the person is not entitled to indemnification.

   OEC's bylaws provide for indemnification of its officers and directors to the fullest extent provided by law.


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

                        Dissenters' and Appraisal Rights

   Under the Delaware General Corporation Law, a stockholder of a corporation who does not vote in favor of certain merger or consolidation transactions and who demands appraisal of his shares in connection therewith may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of his shares together with a fair rate of interest, if any, in lieu of the consideration he would otherwise receive in the transaction. Unless the corporation's certificate of incorporation provides otherwise, appraisal rights are not available:

 . in connection with the merger or consolidation with another corporation the shares of which are either listed on a national securities exchange (including the New York Stock Exchange) or designated as a national market security on Nasdaq or are held of record by more than 2,000 holders unless, in connection with the transaction, the stockholders will receive for their stock anything other than shares of stock of the surviving corporation, shares of any other corporation which are either listed on a national securities exchange or designated as a national market security on Nasdaq or held of record by more that 2,000 holders, or cash in lieu of fractional shares of the surviving corporation; or

 . to stockholders of a corporation surviving a merger if no vote of such stockholders is required to approve the merger or consolidation.

   Hanover's certificate of incorporation does not provide for appraisal rights where such rights are not afforded by the Delaware General Corporation Law.

   Under the Oklahoma General Corporation Act, a stockholder of a corporation or other business entity who does not vote in favor of certain merger, consolidation or statutory share acquisition transactions, and each stockholder of an issuing public corporation of which an acquiring person has been accorded full voting rights for a majority of the total voting power of the corporation under the Oklahoma Control Shares Act (described below), and who demands appraisal of his shares in connection therewith may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of his shares together with a fair rate of interest, if any, in lieu of the consideration he would otherwise receive in the transaction. Unless the corporation's certificate of incorporation provides otherwise, appraisal rights are not available:

 . in connection with the merger or consolidation with another corporation the shares of which are either listed on a national securities exchange (including the New York Stock Exchange) or designated as a national market security on Nasdaq or are held of record by more than 2,000 holders unless, in connection with the transaction, the stockholders will receive for their stock anything other than shares of stock of the surviving corporation, shares of any other corporation which are either listed on a national securities exchange or designated as a national market security on Nasdaq or held of record by more that 2,000 holders, or cash in lieu of fractional shares of the surviving corporation; or

 . to stockholders of a corporation surviving a merger if no vote of such stockholders is required to approve the merger or consolidation.

   OEC's certificate of incorporation does not provide for appraisal rights where such rights are not afforded by the Oklahoma General Corporation Act.

                          Oklahoma Control Shares Act

   Not Applicable

   The Oklahoma General Corporation Act provides that, with certain exceptions, whenever an acquiring person acquires shares of an issuing public corporation that (if permitted to vote) would give the acquiring person, directly or indirectly and individually or in association with others, one-fifth, one-third or a majority or more of the voting power in the election of directors of the corporation (a "controlling interest"), the newly acquired control shares will obtain only such voting rights as are conferred by a resolution of the stockholders of the corporation approved at a special or annual meeting. Except as otherwise provided by the certificate of incorporation of the issuing public corporation, a resolution of the stockholders granting voting rights to the control shares acquired by an acquiring person must be approved by the holders of a majority of the voting power of the corporation and, in certain instances, by the holders of a majority of each class or series of stock, if any, whose preferences or other rights would be changed by reason of the acquisition. A corporation is an "issuing public corporation" if it is organized in the state of Oklahoma and has at least 1,000 shareholders and (i) at least 10% of the shareholders or the holders of at least 10% of its shares are Oklahoma residents, or (ii) at least 10,000 of its shareholders are Oklahoma residents.

                                  Rights Plan

   Hanover has not adopted a stockholders rights plan.

   OEC has not adopted a stockholders rights plan.

                      Interested Stockholder Transactions

   The Delaware General Corporation Law provides that, subject to certain exceptions, a corporation may not engage in any business combination with any "interested stockholder" (generally defined to mean any beneficial owner of more than 15% of the corporation's voting stock) for a three-year period following the date that stockholder becomes an interested stockholder unless certain actions are taken by the corporation's board of directors or stockholders. See "Description of Hanover Capital Stock--Delaware General Corporation Law."

   The Oklahoma General Corporation Act provides that, subject to certain exceptions, a corporation may not engage in any business combination with any "interested stockholder" (generally defined to mean any beneficial owner of more than 15% of the corporation's voting stock) for a three-year period following the date that stockholder becomes an interested stockholder unless certain actions are taken by the corporation's board of directors or stockholders.

                                 LEGAL MATTERS

   The legality of the Hanover common stock offered by this proxy statement/prospectus will be passed upon for Hanover by its counsel, Latham & Watkins, Chicago, Illinois.

                                    EXPERTS

   The financial statements incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of Hanover Compressor Company for the year ended December 31, 1999 and the audited historical financial statements of the Dresser-Rand Compression Services Rental and Packaging Division included under item 7(a) of Hanover Compressor Company's Current Report on Form 8-K/A dated November 13, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of OEC Compression Corporation included in the proxy statement/prospectus to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The statements of operations, changes in stockholders' equity and cash flows of OEC Compression Corporation for the year ended December 31, 1997, included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   Hanover and OEC file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file with the Securities and Exchange Commission at the following locations:

  Public Reference Room     New York Regional Office  Chicago Regional Office
 450 Fifth Street, N.W.       7 World Trade Center        Citicorp Center
        Room 1024                  Suite 1300         500 West Madison Street
 Washington, D.C. 20549     New York, New York 10048        Suite 1400
                                                      Chicago, Illinois 60661

   You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." In addition, you may inspect reports, proxy statement and other information that we file with the New York Stock Exchange at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

   The Securities and Exchange Commission allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about our companies and their finances.

   The following Hanover documents filed with the Commission are incorporated by reference in this proxy statement/prospectus:

 1. Annual Report on Form 10-K for the year ended December 31, 1999;

 2. Quarterly Report on From 10-Q filed with the Securities and Exchange Commission on November 14, 2000;

 3. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2000;

 4. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2000;

 5. Current Report on Form 8-K filed with the Securities and Exchange Commission on November 21, 2000;

 6. Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 13, 2000;

 7. Two Current Reports on Form 8-K filed with the Securities and Exchange Commission on November 9, 2000;

 8. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2000;

 9. Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2000;

10. Two Current Reports on Form 8-K filed with the Securities and Exchange Commission on July 13, 2000;

11. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2000;

12. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2000; and

13. Two Current Reports on Form 8-K filed with the Securities and Exchange Commission on May 5, 2000.

   We are also incorporating by reference all additional documents that we may file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/prospectus and the date of the OEC special meeting.

   Hanover filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the Hanover common stock to be issued to the OEC stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Hanover in addition to being a proxy statement of OEC for its meeting. As allowed by Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

   Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

   Hanover has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Hanover. OEC has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to OEC.

   You can obtain any of the documents incorporated by reference through us or the Securities and Exchange Commission. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain a copy of any document incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone at the following address:

                           Hanover Compressor Company
                            12001 N. Houston Rosslyn
                              Houston, Texas 77086
                           Telephone: (281) 447-8787

   If you would like to request documents from us, please do so by December   ,
2000 to receive them before the OEC special meeting.

   You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the matters being considered at the meetings. We have not authorized anyone to provide you with information that is different from what is contained in this proxy
statement/prospectus. This proxy statement/prospectus is dated December   ,
2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than December , 2000, and neither the mailing of the proxy statement/prospectus to stockholders nor the issuance of Hanover common stock in the merger shall create any implication to the contrary.

                 INDEX TO OEC CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
DECEMBER 31, 1999, 1998 AND 1997
  Report of Independent Public Accountants................................ F-2
  Report of Independent Accountants....................................... F-3
  Consolidated Balance Sheets as of December 31, 1999 and 1998............ F-4
  Consolidated Statements of Operations for the Years Ended December 31,
   1999, 1998 and 1997.................................................... F-5
  Consolidated Statements of Changes in Stockholders' Equity for the Years
   Ended December 31, 1999, 1998, and 1997................................ F-6
  Consolidated Statements of Cash Flows for the Years ended December 31,
   1998, 1998 and 1997.................................................... F-7
  Notes to the Consolidated Financial Statements.......................... F-8
SEPTEMBER 30, 2000 AND 1999
  Consolidated Balance Sheets as of September 30, 2000 and 1999........... F-24
  Consolidated Statements of Operations for the Nine Months Ended
   September 30, 2000 and September 30, 1999.............................. F-25
  Consolidated Statements of Cash Flows for the Nine Months Ended
   September 30, 2000 and September 30, 1999.............................. F-26
  Notes to the Consolidated Financial Statements for the Nine Months Ended
   September 30, 2000..................................................... F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of OEC Compression Corporation:

   We have audited the accompanying consolidated balance sheets of OEC Compression Corporation (an Oklahoma Corporation) as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OEC Compression Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen LLP

Dallas, Texas
March 27, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of OEC Compression Corporation

   We have audited the accompanying consolidated statements of operations, changes in stockholders' equity and cash flows of OEC Compression Corporation (an Oklahoma Corporation) for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of OEC Compression Corporation for the year ended December 31, 1997, in conformity with accounting principles generally accepted in the United States of America.

                                          PricewaterhouseCoopers LLP

   Tulsa, Oklahoma
   March 30, 1998

                          OEC COMPRESSION CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                               December 31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
                                                              (In thousands,
                                                               except share
                                                                  amount)
Current Assets:
  Cash and cash equivalents................................  $    405  $      7
  Accounts receivable, less allowance for doubtful accounts
   of $197 and $109 in 1999 and 1998, respectively.........     2,163     3,177
  Accounts receivable-related party (Note 10)..............       255        60
  Unbilled accounts receivable.............................       119        72
  Prepaid Assets...........................................       151       300
  Compressors and compressor parts inventory...............     6,193     6,293
  Other....................................................        84        --
                                                             --------  --------
    Total Current Assets...................................     9,370     9,909
Property and equipment, less depreciation of $18,344 and
 $46,289 in 1999 and 1998, respectively (Note 5)...........    95,093    94,592
Interest receivable-related party (Note 10)................        52        30
Notes receivable-related party (Note 10)...................       332       332
Goodwill and other intangibles, net of amortization of $960
 in 1999 and $409 in 1998..................................     1,544     2,057
Other assets...............................................         2         1
                                                             --------  --------
Total Assets...............................................  $106,393  $106,921
                                                             ========  ========
Current Liabilities:
  Accounts payable and accrued liabilities.................  $  5,324  $  5,255
  Accounts payable-related party (Note 10).................        12        35
  Current portion of capital lease obligations (Note 7)....       195       319
  Current portion of long-term debt (Note 6)...............     2,918        --
                                                             --------  --------
    Total Current Liabilities..............................     8,449     5,609
Long-term debt (Note 6)....................................    58,381    58,829
Capital lease obligations (Note 7).........................     1,107     1,354
Deferred income taxes (Note 8).............................     9,802    10,216
Other......................................................        --        89
                                                             --------  --------
Total Liabilities..........................................    77,739    76,097
                                                             --------  --------
Minority interest..........................................        --     2,032
Stockholders' Equity:
  Preferred stock, $1.00 par value, 1,000,000
    Shares authorized, none issued.........................        --        --
  Common stock, $.01 par value, 60,000,000 shares
   authorized, 29,171,211 and 29,171,211 shares issued with
   28,986,711 and 29,162,044 shares outstanding in 1999 and
   1998, respectively......................................       291       291
  Additional paid-in capital...............................    31,841    31,841
  Accumulated deficit......................................    (3,210)   (3,331)
  Treasury stock, at cost (184,500 and 9,167 shares in 1999
   and 1998, respectively).................................      (268)       (9)
                                                             --------  --------
Total Stockholders' Equity.................................    28,654    28,792
                                                             --------  --------
Total Liabilities and Stockholders' Equity.................  $106,393  $106,921
                                                             ========  ========

   The accompanying notes are an integral part of the consolidated financial statements.

                          OEC COMPRESSION CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1999     1998     1997
                                                     -------  -------  -------
                                                      (In thousands, except
                                                     for per share amounts)
Revenues:
  Compressor rentals, service and treating fees..... $23,353  $23,125  $12,363
  Compressor sales and remanufacturing..............     405      708      979
  Oil and gas sales.................................   1,399    2,409    2,685
                                                     -------  -------  -------
    Total revenues..................................  25,157   26,242   16,027
                                                     -------  -------  -------
Operating Expenses:
  Operating costs-rentals, service and treating
   fees.............................................   9,488    9,700    5,063
  Cost of compressor sales and remanufacturing......     274      672      941
  Operating costs-oil and gas.......................     470      728      804
  Depreciation, depletion and amortization..........   6,346    5,970    3,687
  Inventory write-down..............................      --       --      404
  Shop closing costs................................      --       --      307
General and administrative..........................   3,923    4,299    4,110
Asset Impairment....................................      --      162       --
                                                     -------  -------  -------
    Total expenses..................................  20,501   21,531   15,316
                                                     -------  -------  -------
Income from operations..............................   4,656    4,711      711
                                                     -------  -------  -------
Other income (expense):
  Gain (loss) on sale of assets.....................     276      (22)      10
  Interest and other income.........................      91      122       52
  Interest expense..................................  (5,228)  (4,536)  (1,884)
  Contingent warrant expense........................      --       --   (1,440)
  Minority interest in results of oil and gas
   operations.......................................     (88)    (146)     (60)
                                                     -------  -------  -------
                                                     (4,949)   (4,582)  (3,322)
                                                     -------  -------  -------
Net income before income taxes and extraordinary
 item...............................................    (293)     129   (2,611)
Income tax (expense) benefit........................     414      (75)     924
                                                     -------  -------  -------
Net income (loss) before extraordinary item.........     121       54   (1,687)
Extraordinary item:
  Write-off of unamortized debt issue costs on debt
   retirement (net of $28 tax)......................      --      (42)      --
                                                     -------  -------  -------
Net income.......................................... $   121  $    12  $(1,687)
                                                     =======  =======  =======
Basic and dilutive net income before extraordinary
 item per common share.............................. $   .00  $   .00  $  (.07)
                                                     =======  =======  =======
Extraordinary item.................................. $   .00  $   .00  $   .00
                                                     =======  =======  =======
Basic and dilutive net income per common share...... $   .00  $   .00  $  (.07)
                                                     =======  =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

                          OEC COMPRESSION CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                 (In thousands)

                                                                Deferred
                                Additional Retained            Expense--
                         Common  Paid-In   Earnings  Treasury  Contingent
                         Stock   Capital   (Deficit)  Stock     Warrants   Total
                         ------ ---------- --------- --------  ---------- -------
Balance, December 31,
 1996...................  $210   $17,692    $(1,656) $     (9)  $ (1,440) $14,797
  Exercise of stock
   options..............     1        73         --        --         --       74
  Issuance of shares in
   connection with
   Ouachita acquisition
   (7.6 million
   shares)..............    76    12,464         --        --         --   12,540
  Issuance of shares in
   connection with
   settlement of
   liability (Note 2)...     3       698         --        --         --      701
  Vesting of contingent
   warrants.............    --        --         --        --      1,440    1,440
  Warrants issued in
   connection with
   secured senior
   subordinated term
   note.................    --       870         --        --         --      870
  Net loss..............    --        --     (1,687)       --         --   (1,687)
                          ----   -------    -------  --------   --------  -------
Balance, December 31,
 1997...................   290    31,797     (3,343)       (9)        --   28,735
                          ----   -------    -------  --------   --------  -------
  Exercise of stock
   options..............     1        44         --        --         --       45
  Net Income............    --        --         12        --         --       12
                          ----   -------    -------  --------   --------  -------
Balance, December 31,
 1998...................   291    31,841     (3,331)       (9)        --   28,792
                          ----   -------    -------  --------   --------  -------
  Trade airplane for
   treasury stock.......    --        --         --      (259)        --     (259)
  Net Income............    --        --        121        --         --      121
                          ----   -------    -------  --------   --------  -------
Balance, December 31,
 1999...................  $291   $31,841    $(3,210) $   (268)  $     --  $28,654
                          ====   =======    =======  ========   ========  =======


   The accompanying notes are an integral part of the consolidated financial statements.

                          OEC COMPRESSION CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
                                                        (In thousands)
Cash flows from operating activities:
  Net income (loss).............................. $    121  $     12  $ (1,687)
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
  Depletion, depreciation, and amortization......    6,346     5,970     3,687
  Deferred taxes.................................     (414)      102      (709)
  Contingent warrant expense.....................       --        --     1,440
  Minority interest oil and gas operations.......       88       146        60
  Accounts and notes receivable..................     (185)     (535)   (1,131)
  Compressors and parts inventory................      101    (2,706)     (209)
  Accounts payable and accrued liabilities.......      906       272       720
  Other..........................................     (279)      465        27
                                                  --------  --------  --------
    Net cash provided by operating activities....    6,684     3,726     2,198
                                                  --------  --------  --------
Cash flows from investing activities:
  Acquisitions of equipment......................  (11,965)  (21,056)  (11,788)
  Acquisition of subsidiary......................       --        --   (23,831)
  Proceeds from sale assets......................    2,202       846       353
  Additions to oil and gas properties............     (108)   (2,241)     (877)
  Increase in goodwill and other assets..........      (48)   (1,275)     (525)
                                                  --------  --------  --------
    Net cash used in investing activities........   (9,919)  (23,726)  (36,668)
                                                  --------  --------  --------
Cash flows from financing activities:
  Payments of capital lease obligations..........     (371)     (420)     (144)
  Proceeds of long-term debt.....................    2,477    45,321    40,336
  Note due to proceeds from equipment sale.......    2,000        --        --
  Payments on long-term debt.....................     (473)  (25,040)   (5,805)
  Proceeds of stock issuance.....................       --        45        74
  Minority interest capital contributions........       --       100        --
                                                  --------  --------  --------
    Net cash provided by financing activities....    3,633    20,006    34,461
                                                  --------  --------  --------
Net increase (decrease) in cash..................      398         6        (9)
Cash beginning of year...........................        7         1        10
                                                  --------  --------  --------
Cash end of year................................. $    405  $      7  $      1
                                                  ========  ========  ========
Supplemental disclosure
  Interest paid.................................. $  5,074  $  4,062  $  1,646
                                                  ========  ========  ========
  Income taxes paid.............................. $     --  $     --  $     35
                                                  ========  ========  ========
Non-cash investing and financing activities:
  Acquisition of subsidiary...................... $     --  $     --  $     --
    Capital leases assumed.......................       --        --       608
    Issuance of common stock.....................       --        --    12,540
  Issue warrants for secured senior term note....       --        --       870
  Issuance of common stock in connection
    With settlement of liability (Note 2)........       --        --       701
  Contributions by minority interest owner.......       --       368     1,358
  Capital leases of compressor equipment.........       --     1,629        --

   The accompanying notes are an integral part of the consolidated financial statements.

                          OEC COMPRESSION CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Summary of Significant Accounting Policies

 Nature of Business

   OEC Compression Corporation (an Oklahoma Corporation), formerly Equity Compression Services Corporation, formerly Hawkins Energy Corporation (the "Company") is engaged in the leasing, remanufacturing and direct sale of gas compression equipment to operators of producing natural gas wells and gas gathering systems and in the production of natural gas and oil. Its principal geographical operating areas lie within the states of Alabama, Mississippi, Louisiana, Oklahoma, Arkansas, New Mexico, Kansas and Texas.

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Ouachita Energy Corporation ("Ouachita"), Equity Leasing Corporation, Sunterra Energy Corporation ("Sunterra") and through July 2, 1999, its 82% owned oil and gas venture Sunterra Petroleum Company, L.L.C. ("Sunterra L.L.C.") which was sold. All intercompany transactions have been eliminated.

 Cash Equivalents

   The Company includes in cash equivalents all investments with original maturities of three months or less at the date of purchase, which are readily convertible into known amounts of cash.

 Compressors and Compressor Parts Inventory

   Compressors and compressor parts are carried at the lower of cost or market, using specific identification of costs and weighted average costs, respectively. At December 31, compressor and compressor parts inventory consisted of:

                                                                   1999   1998
                                                                  ------ ------
                                                                       (In
                                                                   thousands)
      Compressor Work in Progress................................ $1,049 $2,844
      Cylinders..................................................  1,522  1,475
      Engines....................................................    770    763
      Parts and Supplies.........................................  2,852  1,211
                                                                  ------ ------
                                                                  $6,193 $6,293
                                                                  ====== ======

 Oil and Gas Operations

   During October 1997, the Company through its wholly owned subsidiary, Sunterra, entered into a venture with Prize Petroleum, L.L.C. ("Prize") of Tulsa, Oklahoma, to form Sunterra L.L.C. Sunterra L.L.C. was capitalized with all of the Company's oil and gas properties and oil and gas properties contributed by Prize. At June 30, 1999, the Company had an approximate 82% ownership in Sunterra L.L.C. The Company had effective control over the operations of Sunterra L.L.C. and has consolidated its results since its formation, October 1, 1997 until the sale of its interest in the Sunterra L.L.C. to Prize on July 2, 1999.

   On July 2, 1999, Sunterra sold 100% of its interest in Sunterra L.L.C. to Prize. Sunterra received $1 million in cash and the Will-O-Mills gas treating plant located in southwest Texas. The Will-O-Mills gas treating plant is a 300 gpm amine plant, which extracts carbon dioxide, and minor amounts of hydrogen sulfide from natural gas flowed to the plant by area producers under long-term treating contracts. The Sunterra L.L.C sale effectively removed the Company from the oil and gas production business.

   Prior to the sale of the Sunterra L.L.C. the Company accounted for its oil and gas exploration and development activities on the full cost method of accounting prescribed by the Securities and Exchange Commission ("SEC"). Accordingly, all productive and non-productive costs incurred in connection with the acquisition, exploration and development of oil and gas reserves are capitalized and amortized using the units-of-production method based on proved oil and gas reserves. Beginning in 1997, the Company's oil and gas reserves were estimated by a petroleum engineer who was an employee of the Company.

   The depreciation, depletion and amortization rates were $.62, $.51 and $.43 per equivalent mcf produced in 1999, 1998 and 1997, respectively. In the event the unamortized cost of oil and gas properties being amortized exceeds the full-cost ceiling as defined by the SEC, the excess is charged to expense in the period during which such excess occurs.

   Sales and abandonments of properties were accounted for as adjustments of capitalized costs with no gain or loss recognized unless a significant amount of reserves were involved. Since all of the Company's oil and gas properties were located in the United States, a single cost center was used with one amortization base.

 Hedging Activity

   As a part of its risk management program, Sunterra L.L.C. entered into non-traded natural gas price swap contracts. Gains and losses related to the contracts were deferred and recognized in income when the hedging transaction occurs. Prior to the sale of the oil and gas properties, Sunterra L.L.C. had recognized a gain of $137,000 due to hedging activity.

 Goodwill and Other Intangibles

   Goodwill is amortized using the straight-line method over the estimated benefit periods of 24 to 30 years. Non-compete agreements are amortized using the straight-line method over the life of the agreements of one to three years. Debt issue costs are amortized using the straight-line method over the life of the agreements ranging from 7 to 10 years.

 Cash Deficit

   On March 10, 1998, the Company replaced its existing senior bank credit facility with a new senior bank credit facility. The prior facility automatically funded or withdrew the balance in the Company's bank account daily. The new facility requires the Company to formally request advances to fund operations. This change has at times caused the Company to incur a cash deficit for financial reporting purposes due to outstanding checks, which will be funded through cash flow from operations or borrowings from the new facility. This cash deficit was necessary to maximize the Company's cash flow and in no way impairs the Company's ability to fund its daily operations. The cash deficit is included in the Company's Balance Sheet in the Current Liabilities section under the caption "accounts payable and accrued liabilities." At December 31, 1998, the Company had outstanding checks in excess of its cash balance of approximately $1.3 million. The aforementioned cash strategy was discontinued in 1999 when the bank facility was fully funded. At December 31, 1999, the Company had a positive cash balance.

 Income Taxes

   The Company uses Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." This standard requires the measurement of deferred tax assets for deductible temporary differences and deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law; the effects of future changes in tax laws or rates are not included in the measurement. Deferred tax liabilities primarily result from the recognition of depreciation, depletion and amortization in different periods for financial reporting and tax purposes. Income tax benefit or expense is the tax payable for the current year and the change during that year in deferred tax assets and liabilities.

 Stock-Based Compensation

   The Company applies Accounting Principles Board ("APB") Opinion No. 25 in accounting for its stock option plans. Under this standard, no compensation expense is recognized for grants of options which include an exercise price equal to or greater than the market price of the stock on the date of grant. Accordingly, based on the Company's grants in 1999, 1998 and 1997, no compensation expense has been recognized. As provided by SFAS No. 123 "Accounting for Stock-Based Compensation," the Company has disclosed the pro forma effects of recording compensation for such option grants based on their fair value in Note 9 to the financial statements.

 Concentrations of Credit Risk

   Financial instruments which subject the Company to concentrations of credit risk consist primarily of trade receivables with a variety of oil and gas companies. The Company generally does not require collateral related to receivables. Such credit risk is considered by management to be limited due to the large number of customers comprising the Company's customer base.

   Financial instruments, which are potentially subject to concentrations of credit risk, consist principally of cash, cash equivalents and accounts receivable. Cash and cash equivalents are placed with high credit quality financial institutions to minimize risk. The carrying amounts of these instruments approximate fair value because of their short maturities.

   Fair values of the Company's financial instruments are estimated through a combination of management's estimates and by reference to quoted prices from market sources and financial institutions, if available. As of December 31, 1999, the fair market value of existing debt was equal to the carrying value of the existing debt.

 Capital Resources

   Although, the Company has generated income and cash flow from operations in 1999 and 1998, the Company has funded its fleet expansion capital expenditures through borrowings under its senior credit facility. As of December 31, 1999, the Company has no availability under its senior credit facility. The Company believes it could raise additional capital through a private or public equity or debt financing; however, the Company cannot assure that such financing would be available, or available under acceptable terms. If such financing proved unavailable, the Company believes that a significant reduction in capital expenditure related to the expansion of its compressor fleet would allow the Company to continue as a going concern through 2000.

   On January 4, 2000, the Company announced that the previously announced merger negotiations with Energy Transfer Company had been terminated. Further, the Company's Board of Directors had authorized certain board members to interview and engage an investment banker to explore strategic alternatives and steps to maximize shareholder value. The Company formally engaged a major investment bank in February 2000, for this purpose. All strategic alternatives are being explored including the possible sale of the Company.

 Shop Closing Costs

   In the fourth quarter of 1997, the Company recognized a $307,000 charge in connection with the closure of its Oklahoma City, Oklahoma, Kilgore, Texas and Columbia, Mississippi shop facilities. The charge was comprised of provisions for approximately $143,000 related to severance costs, approximately $130,000 for moving and relocation costs, approximately $23,000 for transfer bonuses and approximately $11,000 related to the loss on sale of the Columbia, Mississippi facility. Approximately $34,000 of the costs were paid in 1997. The remaining $273,000 of costs were paid during 1998.

 Accounting Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Earnings Per Share

   Approximately 10,897,000 of common stock options and warrants outstanding at December 31, 1997, were excluded from the computation of dilutive earnings per share ("EPS") because their effect on EPS would have been anti-dilutive for that period. Basic EPS is computed based on weighted average number of shares of common stock outstanding during the period. Dilutive EPS is computed based on weighted average number of shares of common stock outstanding during the period adjusted for the effect of dilutive securities.

   The following is a reconciliation of basic and dilutive EPS computations:

                                                          Year Ended December
                                                                  31,
                                                         ---------------------
                                                          1999   1998   1997
                                                         ------ ------ -------
                                                            (In thousands)
Basic:
  Net Income (loss)..................................... $  121 $   12 $(1,687)
  Weighted average shares of common stock outstanding... 29,026 29,154  24,196
                                                         ------ ------ -------
  Basic EPS............................................. $  .00 $  .00 $  (.07)
                                                         ====== ====== =======
Effect of dilutive securities:
  Warrants..............................................  1,518  4,431      --
  Common stock options..................................     88    240      --
                                                         ------ ------ -------
                                                          1,606  4,671      --
Dilutive:
  Net income (loss)..................................... $  121 $   12 $(1,687)
  Weighted average share of common stock outstanding and
   dilutive securities.................................. 30,632 33,825  24,196
                                                         ------ ------ -------
  Dilutive EPS.......................................... $  .00 $  .00 $  (.07)
                                                         ====== ====== =======

 Reclassifications

   Certain prior year amounts have been reclassified to conform with the current year presentation.

 Issued Accounting Pronouncements

   In December 1997, the Company adopted SFAS No. 129, "Disclosure of Information about Capital Structure," resulting in no material impact. In addition, in June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. These statements, were adopted in 1998 and did not have a material effect on the Company's financial position or results of operations.

   In December 1998, the Company adopted Statement of Position ("SOP") 98-5 "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires cost of start-up activities and organization costs to be expensed as incurred. The Company incurred a charge-off of unamortized original organizational costs upon adoption of SOP 98-5. The effect of adopting SOP 98-5 decreased the 1998 income from operations, net income and income per share (dilutive) by approximately $112,000, $69,000 and $.00, respectively.

   In June 1999, the FASB issued SFA No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," which is effective for all fiscal years beginning after June 15, 2000. If the Company had adopted SFAS No. 133 during 1999, there would be no effect on the Company's financial statements as the Company had no hedges outstanding at December 31, 1999. Although the future impact of adopting SFAS 133 has not been determined yet, the Company does not believe the impact will be material.

NOTE 2 Acquisition of Subsidiary

   On August 6, 1997, the Company completed the acquisition of 100% of the common stock of Ouachita and the majority of the assets of both Ouachita Compression Group, LLC and Ouachita Energy Partners, LTD. Under the terms of the acquisition the Ouachita companies' shareholders received 7.6 million shares of the Company's common stock valued at $12,540,000, and approximately $24 million in cash and assumption of debt. The acquisition was accounted for using the purchase method of accounting and accordingly, the results of operations of Ouachita are included in the Company's results of operations since the date of acquisition. The aggregate purchase price of $36,560,000 has been allocated as follows (in thousands):

      Current assets................................................... $ 3,305
      Compressor equipment.............................................  41,730
      Buildings and equipment..........................................   2,210
      Current liabilities..............................................  (2,507)
      Deferred income tax liability....................................  (8,178)
                                                                        -------
                                                                        $36,560
                                                                        =======

   The following unaudited pro forma consolidated results of operations for the year ended December 31, 1997, assuming the acquisition occurred as of January 1, 1997, are as follows:

                                                          1997
                                                          ----
                                         (In thousands, except per share amount)
      Revenue...........................                 $23,600
      Net loss..........................                 $(3,700)
      Loss per share....................                 $  (.13)

   A liability to the former owner of Ouachita totaling approximately $701,000 which was assumed in the acquisition was subsequently settled by the issuance of an additional 286,976 shares of the Company's common stock.

NOTE 3 Sale of Common Stock and Issuance of Contingent Warrants

   Effective December 19, 1996, the Company sold to HACL, Ltd., a private investment group, 8,000,000 shares of its common stock and warrants which, upon satisfying certain vesting requirements, entitle the purchase of an additional 8,000,000 shares of its common stock at a price of $.91 per share, for aggregate consideration of $4,400,000. The Company reported the cash consideration received, net of related costs, of $4,400,000 as an addition to common stock and paid-in capital. The "fair value" of the warrants was estimated by an independent valuation firm to be $1,440,000, which the Company reported as an addition to paid-in capital offset by a deferred expense contra-equity account. A committee of the Board of Directors determined that the warrants fully vested during the third quarter of 1997. Accordingly, the $1,440,000 was expensed in the third quarter of 1997. The warrants for the corresponding 8,000,000 shares of common stock have not been exercised as of December 31, 1999.

NOTE 4 Provision to Reduce the Carrying Value of Other Equipment

   In December 1998 the Company as part of a Settlement Agreement (Note 10) agreed to exchange an airplane, owned by the Company, for shares of the Company's common stock and value related to a truck. It was determined during negotiations that the airplane be reduced to its estimated fair value of approximately $290,000, resulting in a provision to reduce the carrying value of the airplane of $162,000.

NOTE 5 Property and Equipment

                                                      Year Ended December 31,
                                                      ------------------------
                                                          1999        1998
                                                      ------------ -----------
                                                           (In thousands)
      Land and building.............................. $      1,938 $     1,846
      Oil and gas properties, full cost method.......           --      39,401
      Compressor equipment...........................      109,401      95,763
      Other equipment................................        2,098       3,871
                                                      ------------ -----------
                                                           113,437     140,881
      Less accumulated depreciation, depletion and
       amortization..................................       18,344      46,289
                                                      ------------ -----------
      Net property and equipment..................... $     95,093 $    94,592
                                                      ============ ===========

   Compressor equipment held by the Company for rental purposes is stated at cost and depreciated over the serviceable life of the equipment. Leased compressor equipment is depreciated on a straight-line basis over an estimated useful life of 12 to 20 years. Due to the nature of compressor equipment no depreciation is recorded for idle equipment not under contract. Depreciation is resumed when the compressor equipment is contracted. Associated with its acquisition of Ouachita, the Company changed its estimate of useful lives for certain of its compressor equipment to 15 to 20 years with capitalized overhauls on compressor rental equipment depreciated over five years. The effect of these changes decreased the 1997 loss from operations, net loss and loss per share (dilutive) by approximately $265,000, $165,000 and $.01, respectively. Buildings and other equipment are stated at cost and depreciated over their estimated useful lives of 30 years and 5 years, respectively.

   Repairs and maintenance are charged to expense as incurred and major overhauls and betterments are capitalized. Upon sale or retirement of equipment, the cost of the equipment disposed of and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations.

   Long-lived assets are evaluated for impairment whenever events or changes and circumstances indicate that the carrying value of an asset may not be recoverable. Assets determined to be impaired based on estimated undiscounted future net cash flows are reduced to estimated fair value. Changes in such estimates could cause the Company to reduce the carrying value of its property and equipment and goodwill.

   During 1999, the Company completed purchase leasebacks, where the Company bought compressors from our customers then leased the compressors back to its customers. The purchase leasebacks accounted for the expenditure of approximately $1.5 million and an increase in horsepower of over 10,000 with lease terms from six months to five years.

NOTE 6 Long-Term Debt

                                                        Year Ended December 31,
                                                        -----------------------
                                                           1999        1998
                                                        ----------- -----------
                                                            (In thousands)
   Long-term debt consists of the following:
   Revolving line of credit due July 2001 (interest on
    loans at LIBOR and Prime) (a)(d)..................  $    40,000 $    38,013
   8.25% Revolving line of credit (a).................           --          --
   8.25% Revolving line of credit due December 1999
    (b) (d)...........................................           --       1,617
   Secured Senior Subordinated Term Note due July 2007
    (c) (d)...........................................       14,256      14,199
   Senior Floating Rate Secured Term Note due July
    2004 (interest at LIBOR), (c) (d).................        5,000       5,000
   Notes payable other................................        2,044          --
                                                        ----------- -----------
   Total debt.........................................       61,300      58,829
   Less current portion...............................        2,918          --
                                                        ----------- -----------
   Total long-term debt...............................  $    58,382 $    58,829
                                                        =========== ===========

--------
(a) On March 10, 1998, the Company replaced its previously existing $20 million senior bank credit facility with a new senior bank credit facility. The initial maximum commitment was $40 million, which can be expanded to $60 million with the future addition of other participating financial institutions. The facility is a borrowing base revolver maturing in July , 2001, and due in its entirety at that time. The December 31, 1999, borrowing base of $47 million exceeds the $40 million commitment. Interest on the new facility is comprised of conforming and non-conforming borrowing bases which accrue interest at LIBOR plus 1.75% and LIBOR plus 2.25%, respectively. Initial borrowings are at Prime until converted to LIBOR loans. At December 31, 1999, the average interest rate on outstanding loans was 7.91%. The credit facility is collateralized by substantially all of the assets of the Company with the exception of the Company's gas treating plant. At December 31, 1999 the current available portion was zero. Beginning in July 2000, the $40 million commitment will decrease by $150,000 per month until due in July 2001.
(b) In December 1997, Sunterra L.L.C., entered into a new $10 million bank revolving credit facility with borrowings limited to a borrowing base determined on the value of the underlying oil and gas reserves. This facility was assumed by Prize when they acquired the oil and gas properties.
(c) In July 1997, the Company entered into senior subordinated term note agreements with The Prudential Insurance Company of North America ("Prudential") for $15 million and $5 million. The $15 million term note agreement contained a warrant purchase agreement authorizing Prudential to purchase up to 1 million shares of the Company's common stock at an initial exercise price of $2.80 per share until the termination date of the related term note. The fair value of the warrants, $870,000, was determined using the Black-Scholes model and was reported as an addition to paid-in capital and as a discount on the notes. The resulting term note amount of $14,130,000 will be accreted over the ten-year term using its effective interest rate of 11.14%. The Company's cash payout over the term of the notes is at the stated rate of 10.15%. The warrants were adjusted to an exercise price of $1.45 on July 2, 1999 and again on December 1, 1999 the warrants were repriced to an exercise price of $1.00 to garnish waivers of the debt covenants. The $5 million note accrues interest at LIBOR plus 2.25%. At December 31, 1999, the rate was 8.73%.
(d) Covenants related to the debt agreements include the maintenance of specified levels of working capital, tangible net worth and debt service ratio, as defined by the agreements. Additionally, the agreements prohibit the payment of dividends and place limitations on the repurchase of shares of the Company's stock and the incurrence of new borrowings. During 1999, the Company was not in compliance with the interest coverage, G&A coverage, and EBITDA multiple covenants of its debt agreements, which were waived or modified by the lender.

   Long-term debt maturities as of December 31, 1999, are $2,918,000, $39,126,000, $0, $0 and $5,000,000 in 2000, 2001, 2002, 2003 and 2004,
respectively, with a remainder of $14,256,000 due in subsequent years. Based on the interest rates currently available to the Company for borrowings with similar terms and maturities, the long-term debt at December 31, 1999, approximates fair value. There was not any interest capitalized in 1999. The Company has generated income and cash flow from operations in 1999 and 1998, the Company has funded its fleet expansion capital expenditures through borrowings under its senior credit facility. As of December 31, 1999, the Company has no availability under its senior credit facility. The Company believes it could raise additional capital through a private or public equity or debt financing; however, the Company cannot assure that such financing would be available, or available under acceptable terms. If such financing proved unavailable, the Company believes that a significant reduction in capital expenditure related to the expansion of its compressor fleet would allow the Company to continue as a going concern through 2000.

NOTE 7 Capital Leases

   The Company has compression equipment and vehicles under capital lease agreements with a cost of $1,699,000 and accumulated amortization of $394,000.

   Future minimum lease payments for the above assets under capital leases at December 31, 1999, are as follows (in thousands):

      2000.............................................................. $  311
      2001..............................................................    306
      2002..............................................................    516
      2003..............................................................    463
                                                                         ------
      Total minimum obligations.........................................  1,596
      Interest..........................................................   (294)
                                                                         ------
      Minimum obligations, net..........................................  1,302
      Current portion...................................................   (195)
                                                                         ------
      Long term portion................................................. $1,107
                                                                         ======

NOTE 8 Income Taxes

   Consolidated income tax (benefit) expense for each of the three years in the period ended December 31, 1999, consists of the following components:

                                                     Year Ended December 31,
                                                    --------------------------
                                                      1999     1998     1997
                                                    --------  ------- --------
                                                         (In thousands)
   Current provision expense (benefit)............. $     --  $   --  $   (182)
   Deferred expense (benefit)......................     (414)     75      (742)
                                                    --------  ------  --------
   Total income tax expense (benefit).............. $   (414) $   75  $   (924)
                                                    ========  ======  ========

   The Company's effective tax rate on pre-tax income differs from the U.S. federal statutory regular tax rate as follows:

                                                  Year Ended December 31,
                                                  ----------------------------
                                                   1999       1998      1997
                                                  --------   -------   -------
   U.S. statutory regular tax rate...............      (34)%      34%      (34)%
   State taxes...................................       (4)%       4%       (4)%
   Goodwill and other............................       (9)%      20%        2 %
   Sale of oil and gas properties................      (94)%      --%       -- %
                                                  --------   -------   -------
   Total.........................................     (141)%      58%      (36)%
                                                  ========   =======   =======

   Deferred tax assets and liabilities are comprised of the following at December 31:

                                                          1999   1998    1997
                                                         ------ ------- -------
                                                             (In thousands)
   Deferred tax assets:
     Allowances for losses.............................  $   38 $    41 $    29
     Net operating loss carryforward...................   8,588   6,175   3,132
     Alternative minimum tax credit carryforward.......     610     602     602
     Warrant expense deferred for income tax purposes..     547     547     547
     Miscellaneous gain................................      16      --      --
     Accounting method change for tax due to
      acquisition......................................     137     274     411
                                                         ------ ------- -------
       Gross deferred tax assets.......................   9,936   7,639   4,721
   Deferred tax liabilities:
     Property and equipment--depreciation
       Depletion and amortization......................  19,738  17,855  14,863
                                                         ------ ------- -------
       Gross deferred tax liabilities..................  19,738  17,855  14,863
                                                         ------ ------- -------
   Net deferred tax liability..........................  $9,802 $10,216 $10,142
                                                         ====== ======= =======

   At December 31, 1999, the Company had net operating loss carryforwards for regular tax purposes of $22,601,000, which expire in 2009 through 2019.

NOTE 9 Compensation Plans

 Employee Stock Option Plan

   On August 8, 1989, the Board of Directors of the Company adopted and its stockholders approved an Employee Stock Option Plan (the "Stock Option Plan") which became effective on that date. An aggregate of 130,000 shares of common stock were initially available for sale upon exercise of options granted under the Stock Option Plan, provided that the number of shares available for options which may be granted under the Stock Option Plan will automatically be increased without action of the directors or stockholders of the Company to an amount equal to (when added to the number of shares of common stock subject to all other options granted by the Company) 8% of the issued and outstanding shares of common stock upon each issuance of shares of common stock occurring after February 28, 1990 (other than issuance of shares upon the exercise of options granted under the Stock Option Plan). The Board of Directors may make authorized but unissued common stock available for the exercise of options or it may utilize shares held in treasury. On February 4, 1999, the Board of Directors approved the issuance of 198,874 stock options under the Stock Option Plan. The Stock Option Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 and the options are not "incentive stock options," as such term is defined in Internal

Revenue Code Section 422A. As of December 31, 1999, options to acquire 1,205,882 shares of common stock at prices ranging from $.50 to $2.25 were outstanding.

 Director Stock Option Plans

   On August 8, 1989, the Board of Directors adopted and the stockholders approved a Director Stock Option Plan (the "1989 Director Plan") which became effective on that date. An aggregate of 170,000 shares of common stock are available for sale upon exercise of options granted under the 1989 Director Plan. At December 31, 1999, options for 30,000 shares at a price of $2.50 were exercisable. As of December 31, 1999, no options had been exercised. The 1989 Director Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 and the options will not be "incentive stock options," as such term is defined in Internal Revenue Code Section 422A.

   On May 25, 1994, the Board of Directors adopted and the stockholders approved the 1994 Director Stock Option Plan which became effective on that date. Options to acquire an aggregate of 355,000 shares of common stock were initially granted; however, options to acquire 280,000 shares of common stock were surrendered for cancellation in 1996. At December 31, 1999, options for 75,000 shares at a price of $1.40 were exercisable. As of December 31, 1999, no options had been exercised. These options expire on May 24, 2004.

   On March 27, 1996, the Board of Directors adopted and on May 29, 1996, the stockholders approved the Director Stock Plan, which became effective on the date of its approval by the Company's stockholders. Under the Director Stock Plan, non-qualified stock options may be issued to non-employee directors of the Company. An aggregate of 500,000 shares of common stock are reserved for issuance upon the exercise of options granted under the Director Stock Plan. The Director Stock Plan provided for, effective upon its approval by the Company's stockholders, the automatic grant to eligible directors of an option to purchase either (i) 50,000 shares of common stock, if such eligible director had been an employee of the Company at any time, or (ii) 17,500 shares of common stock, if such eligible director had never been an employee of the Company. On each anniversary of each eligible director's election to the Board for the term as a director which he or she is currently serving, each such director will be granted an option to purchase 6,666 shares of common stock. In addition, upon an eligible director's initial election or appointment to the Board, such director will receive the grant of an option to purchase 10,000 shares of common stock. At December 31, 1999, options to acquire 302,488 shares of common stock at prices ranging from $.56 to $2.31 were outstanding. As of December 31, 1999, no options issued under the Director Stock Plan had been exercised. The Director Stock Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 and the options will not be "incentive stock options," as such term is defined in Internal Revenue Code
Section 422A.

   Activity pertaining to the Company's employee and director stock option plans is as follows:

                                                     Number of  Weighted Average
                                                      Shares     Exercise Price
                                                     ---------  ----------------
Outstanding at December 31, 1996....................   637,500          .81
  Granted........................................... 1,404,240         1.86
  Exercised.........................................  (145,000)        (.51)
  Canceled..........................................        --           --
                                                     ---------
Outstanding at December 31, 1997.................... 1,896,740         1.61
  Granted...........................................   163,664         1.61
  Exercised.........................................   (90,000)        (.50)
  Canceled..........................................  (274,795)       (1.98)
                                                     ---------
Outstanding at December 31, 1998.................... 1,695,609       $ 1.64
  Granted...........................................   258,848         1.09
  Exercised.........................................        --           --
  Canceled..........................................  (341,087)       (1.70)
                                                     ---------
Outstanding at December 31, 1999.................... 1,613,370       $ 1.55
                                                     =========

                              OUTSTANDING OPTIONS

                                                             Weighted
                                                              Average   Weighted
                                                    Number   Remaining  Average
                     Exercise                         of    Contractual Exercise
                      Prices                        Shares     Life*     Price
                     --------                       ------- ----------- --------
    $ .50-1.00..................................... 371,574 16.5 years   $ .69
    $1.00-2.00..................................... 595,994 25.6 years   $1.35
    $2.00-2.50..................................... 645,802 35.4 years   $2.23

--------
   As of December 31, 1999, options on 1,069,532 shares were exercisable.
* Upon termination of employment or board service the option term becomes four years from date of termination.

   The Company applies APB Opinion No. 25 in accounting for its employee and director stock option plans. Accordingly, based on the nature of the Company's grants of options, no compensation cost has been recognized in 1999, 1998, or 1997. Had compensation been determined on the basis of fair value pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation" net loss per share would have been as follows at December 31:

                                                         1999   1998    1997
                                                         -----  -----  -------
      Net income (loss) (in thousands)
        As reported..................................... $ 121  $  12  $(1,687)
        Pro forma....................................... $(151) $(294) $(1,805)
      Loss per share (dilutive)
        As reported..................................... $ .00  $ .00  $  (.07)
        Pro forma....................................... $(.01) $(.01) $  (.07)

   The fair value of each option granted is estimated using the Black-Scholes model. The Company's estimated stock volatility was 68%, 75%, and 86% for 1999, 1998, and 1997, respectively, based on previous stock performance. Dividend yield was estimated to remain at zero with a risk-free interest rate of 6% for 1997 through 1999. Expected life was estimated at four to eight years based on prior experience depending on the vesting periods involved and the make up of participating employees within each grant. The weighted average fair value of options granted during 1999, 1998, and 1997, as estimated using the Black-Scholes option pricing model, was $1.12, $1.31, and $1.06 respectively.

 Employee Benefit Plan

   Substantially all of the Company's employees are covered by a defined contribution 401(k) plan adopted in 1991. The Company matches 50% of the employee contributions up to a limit of 4% of employee annual earnings. All matching contributions are made in Company stock. Total expense related to the plan amounted to $79,000 in 1999, $87,000 in 1998, $50,000 in 1997.

 Other

   Non-qualified options for 15,000 shares at a price of $2.50 per share were granted to a former employee of the Company in 1990, all of which are currently exercisable with an expiration date of January 2030.

NOTE 10 Transactions with Related Parties

   The Company transacts business with certain companies, which are directly controlled by members of the Company's Board of Directors and employees. The terms of these transactions are equivalent to the terms of transactions conducted with non-related parties.

   On December 16, 1998, the Company, Dennis Estis, the two other shareholders who granted a proxy to Mr. Estis and certain other parties entered into a Settlement Agreement. Among other things, the Settlement Agreement (i) prohibits Mr. Estis from participating in any proxy solicitation relating to certain actions, (ii) requires termination of the proxies granted to him by the two other shareholders, (iii) dismissed a lawsuit filed by Mr. Estis, (iv) released certain claims between the parties, (v) provided for a "standstill" agreement until June 30, 1999, (subject to possible extension and reinstatement as described below) prohibiting Mr. Estis from participating in enumerated actions relating to control of the Company and (vi) requires the Company to reimburse Mr. Estis for certain of his out-of-pocket expenses. The Company has agreed to use its best effort to sell or assist Mr. Estis to sell at least one-half of his shares of common Stock at $2.00 or more per share. If such a sale is not completed prior to June 30, 2000, then Mr. Estis' non-competition agreement shall be terminated except as to Mr. Estis' agreement not to solicit or hire employees of the Company. If the sale by Mr. Estis occurs prior to December 31, 2001, then the standstill agreement described above will be extended or reinstated, as the case may be, through December 31, 2001. As part of this settlement, Mr. Estis, in exchange for shares of the Company's common stock and the value of a truck, purchased an airplane from the Company. In closing this transaction the Company incurred an impairment of $162,000 on the airplane.

   Through its acquisition of Ouachita, the Company acquired note receivables of approximately $332,000 from the former owner of Ouachita, who is now a director of the Company and another party. Interest receivable related to these notes at December 31, 1999, 1998 and 1997, was approximately $52,000, $30,000 and $9,000, respectively. Interest on these notes accrues at the rate of 6.5% and is payable when the note matures.

   On December 31, 1997, the Company sold its facility located in Columbia, Mississippi to a current member of the Company's Board of Directors. The Company received $316,000 in cash resulting in a loss of $11,000. During 1999, the Company remitted payments to this related-party totaling approximately $499,000 for service work on compression component parts at this facility. The Company owed approximately $12,000 to the director related to the facility at December 31, 1999.

   The Company maintains a rent and expense sharing agreement with an affiliate. At December 31, 1999, 1998 and 1997, the Company was owed approximately $ 65,000, $40,000 and $11,000, respectively, from the affiliate.

   The Company earned compressor rental revenues from affiliates totaling $809,000 in 1999, $279,000 in 1998, $341,000 in 1997. At December 31, 1999, the
Company was owed approximately $ 255,000 on rental revenues earned in 1999. At December 31, 1998, the Company was owed approximately $60,000 on rental revenues earned in 1998. At December 31, 1997, the Company was owed approximately $135,000 on rental revenues earned in 1997.

   The Company leases the use of an airplane from an employee. As of December 31, 1999, the Company had paid approximately $16,000 under this arrangement.

   The Company paid its former Chairman of the Board $30,000 in total consulting fees through June 30, 1999.

   On February 8, 2000, the Company sold a 50% undivided interest in the Will-O-Mills gas treating plant for cash proceeds of $2,000,000 to an affiliate of HACL, LTD.

NOTE 11 Commitments

   The Company leases compressor equipment under contracts with terms ranging from month-to-month to six years. The future revenues to be received under contracts at December 31, 1999, are $5,357,000, $2,439,000, $950,000, $679,000
and $7,000 in 2000, 2001, 2002, 2003 and 2004, respectively.

   The Company leases facilities for its corporate and field offices with lease terms ranging from month-to-month to three years. The Company has certain other operating leases for other facilities, office equipment and automobiles. Future minimum rental payments under these leases total $216,569 and $133,532 for 2000 and 2001, respectively. The Company's rental expenses were $ 389,000 ,$382,000, and $467,000 in 1999, 1998, and 1997, respectively.

NOTE 12

                          Industry Segment Information
                         Operations by Industry Segment

                                                   Year Ended December 31,
                                                   ----------------------------
                                                    1999    1998         1997
                                                   ------- -------      -------
                                                       (In thousands)
Compressor and Gas Treating operations:
  Net revenues.................................... $23,758 $23,833      $13,342
  Operating income (loss).........................   4,192   3,938(/1/)    (501)
  Identifiable assets (Note 5).................... 113,437  99,635       77,985
  Capital expenditures............................  11,835  21,056       11,788
  Depreciation and amortization................... $ 6,017 $ 5,370      $ 3,278
Oil and gas:(/2/)
  Net revenues.................................... $ 1,399 $ 2,409      $ 2,685
  Operating income................................     464     773        1,212
  Identifiable assets.............................       0  41,246       36,380
  Capital expenditures............................     108   2,241          877
  Depreciation, depletion and amortization........ $   329 $   600      $   409

--------
(1) Includes a provision to reduce the carrying value of other equipment of $162,000 and a charge-off of the Company's unamortized original organizational costs of $112,000.
(2) Oil and gas properties were sold July 2, 1999, with an effective date of June 30, 1999.

NOTE 13 Subsequent Events

   On January 4, 2000, the Company announced that the previously announced merger negotiations with Energy Transfer Company had been terminated. Further, the Company's Board of Directors had authorized certain board members to interview and engage an investment banker to explore strategic alternatives and steps to maximize shareholder value. The Company formally engaged a major investment bank in February 2000, for this purpose. All strategic alternatives are being explored including the possible sale of the Company.

   On February 8, 2000, the Company sold a 50% undivided interest in the Will-O-Mills gas treating plant for cash proceeds of $2,000,000 to an affiliate. The Company expects to report a gain on the sale for the first quarter of 2000.

NOTE 14 Oil and Gas Information (Unaudited as to Reserve Information)

   The Company sold all of its oil and gas producing properties on July 2, 1999 with the sale of its interest in Sunterra L.L.C.

   Capitalized costs for the years ended and costs incurred during the years ended were as follows:

                                                              December 31,
                                                             ----------------
                                                              1998     1997
                                                             -------  -------
                                                             (In thousands)
Capitalized costs:
  Proved properties......................................... $39,401  $37,374
  Unproved properties.......................................      --       --
                                                             -------  -------
Total.......................................................  39,401   37,374
Less:
  Accumulated depreciation, depletion and amortization and
   provision to reduce carrying value.......................  32,568   31,824
                                                             -------  -------
    Net capitalized costs................................... $ 6,833  $ 5,550
                                                             =======  =======
Costs incurred:
  Proved properties......................................... $ 2,026  $    --
  Development...............................................     582      877
                                                             -------  -------
Total costs incurred........................................ $ 2,608  $   877
                                                             =======  =======
                                                              1998     1997
                                                             -------  -------
Results of operations for producing activities were as
 follows:
Revenues.................................................... $ 2,409  $ 2,685
Production costs............................................    (728)    (804)
Depreciation, depletion and amortization....................    (600)    (409)
Income taxes................................................    (411)    (538)
                                                             -------  -------
Results of operations for producing activities activities
 (excluding overhead and financing costs)................... $   670  $   934
                                                             =======  =======

                                                         1998          1997
                                                      ------------  -----------
                                                      Oil    Gas    Oil    Gas
                                                      Bbls   Mcf    Bbls   Mcf
                                                      ----  ------  ----  -----
Proved Reserves:
  Beginning of year..................................  603   9,425   930  4,989
  Revision of estimates.............................. (164)  1,106  (321) 1,337
  Extension and discoveries..........................   --     268    --  1,015
  Purchase of reserves...............................   38   2,971    46  2,716
  Sales of reserves.................................. (290)    (36)   --     --
  Production.........................................  (24) (1,014)  (52)  (632)
                                                      ----  ------  ----  -----
  End of Year........................................  163  12,720   603  9,425
                                                      ====  ======  ====  =====
Proved Developed Reserves............................  163  12,720   603  9,245
                                                      ====  ======  ====  =====

   All of the Company's reserves were attributable to Sunterra L.L.C. for which there was an approximate 18% minority interest.

   Proved reserves are those quantities which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

   Oil and gas reserves cannot be measured exactly. Estimates of oil and gas reserves require extensive judgments of reservoir engineering data and are generally less precise than other estimates made in connection with financial disclosures.

   Assigning monetary values to such estimates does not reduce the subjectivity and changing nature of such reserve estimates. Indeed the uncertainties inherent in the disclosure are compounded by applying additional estimates of the rates and timing of production and the costs that will be incurred in developing and producing the reserves. The information set forth herein is therefore subjective and, since judgments are involved, may not be comparable to estimates submitted by other oil and gas producers. In addition, since prices and costs do not remain static and no price or cost escalation's or de-escalation's have been considered, the results are not necessarily indicative of the estimated fair market value of estimated proved reserves nor of estimated future cash flows.

 Standardized Measure of Discounted Future Net Cash Flows

   The standardized measure of discounted future net cash flows ("SMOG") was calculated using year-end prices and costs, and year-end statutory tax rates, adjusted for permanent differences, that relate to existing proved oil and gas reserves. Future net cash flows are as follows:

                                                             December 31,
                                                           ------------------
                                                             1998      1997
                                                           --------  --------
                                                            (In thousands)
      Future cash flows................................... $ 26,895  $ 29,730
      Production costs....................................  (11,780)  (11,849)
      Development costs...................................     (147)       --
      Income tax expense..................................   (4,434)   (6,790)
                                                           --------  --------
      Future net cash flows...............................   10,534    11,091
      10% discount factor.................................   (4,111)   (4,232)
                                                           --------  --------
      Standardized measure of discounted future net cash
       flows.............................................. $  6,423  $  6,859
                                                           ========  ========

   The following table summarizes the principal factors comprising the changes in the standardized measure of discounted future net cash flows.

                                                                December 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
                                                               (In thousands)
   Standardized measure, beginning of year.................... $ 6,859  $10,238
   Sales of oil and gas net of production costs...............  (1,620)  (1,822)
   Net changes in prices and production costs.................  (2,362)  (4,311)
   Extensions and discoveries less related costs..............     180      687
   Purchase of reserves.......................................   2,081    1,290
   Sale of reserves...........................................  (1,035)      --
   Revisions of previous estimates............................     218     (707)
   Accretion of discount......................................     602      885
   Change in income tax expense...............................   1,500      599
                                                               -------  -------
   Standardized measure, end of year.......................... $ 6,423  $ 6,859
                                                               =======  =======

   All of the Company's reserves and standardized measure of discounted future net cash flows are attributable to Sunterra L.L.C., for which there was an approximate 18% minority interest.

   The Company's reserves were determined at December 31, 1998 using constant prices of approximately $9.51 per Bbl of oil and $1.99 per Mcf of gas.

NOTE 15

                  SELECTED QUARTERLY UNAUDITED FINANCIAL DATA

   The table below sets forth selected unaudited financial information for each quarter of the last two years:

                         First Quarter Second Quarter Third Quarter Fourth Quarter
                         ------------- -------------- ------------- --------------
1999
  Revenue...............    $6,804         $6,429        $5,901         $6,023
  Gross Profit..........     1,307          1,047           998          1,304
  Net Income............        18           (175)          373            (94)
  Earnings per common
   share:
    Basic...............       .00           (.01)          .01            .00
    Dilutive............       .00           (.01)          .01            .00
1998
  Revenue...............     6,133          6,560         6,499          7,050
  Gross Profit..........     1,441          1,587         1,223            460
  Net Income............       227            351             4           (570)
  Earnings per common
   share:
    Basic...............       .01            .01           .00           (.02)
    Dilutive............    $  .01         $  .01        $  .00         $ (.02)

                          OEC COMPRESSION CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                   UNAUDITED

                                                     September 30, December 31,
                                                         2000          1999
                                                     ------------- ------------
                                                           (In thousands)
Current Assets:
  Cash and cash equivalents........................    $  8,689      $    405
  Accounts receivable, less allowances for doubtful
   accounts of $225 and $197 in 2000 and 1999,
   respectively....................................       1,366         2,163
  Accounts receivable--related party...............         131           255
  Unbilled accounts receivable.....................         300           119
  Prepaid Assets...................................         146           151
  Compressors and compressor parts inventory.......       6,298         6,193
  Other............................................          75            84
                                                       --------      --------
    Total current assets...........................      17,005         9,370
Property and equipment, less depreciation of
 $22,053 and $18,344 in 2000 and 1999,
 respectively......................................      93,798        95,093
Interest receivable--related party.................          68            52
Notes receivable--related party....................         332           332
Goodwill and other intangibles, net of amortization
 of $1,389 in 2000 and $960 in 1999................       1,186         1,544
Other assets.......................................           1             2
                                                       --------      --------
    Total assets...................................    $112,390      $106,393
                                                       ========      ========
Current Liabilities:
  Accounts payable and accrued liabilities.........    $  4,086      $  5,324
  Accounts payable--related party..................          --            12
  Current portion of capital lease obligations.....         205           195
  Current portion of long term debt................      41,367         2,918
                                                       --------      --------
    Total current liabilities......................      45,658         8,449
Long-term debt.....................................      19,315        58,381
Capital lease obligations..........................         954         1,107
Deferred income taxes..............................      10,092         9,802
                                                       --------      --------
    Total Liabilities..............................      76,019        77,739
Stockholders' Equity:
  Preferred stock, $1.00 par value, 1,000,000
   shares authorized, none issued..................          --            --
  Common stock, $.01 par value, 60,000,000 shares
   authorized, 37,381,211 shares issued, and
   28,986,711 shares outstanding on December 31,
   1999............................................         373           291
  Additional paid-in capital.......................      39,039        31,841
  Accumulated deficit..............................      (2,773)       (3,210)
  Treasury stock, at cost (320,445 and 184,500
   shares in 2000 and 1999 respectively)...........        (268)         (268)
                                                       --------      --------
    Total stockholders' equity.....................      36,371        28,654
                                                       --------      --------
    Total Liabilities and Stockholders' Equity.....    $112,390      $106,393
                                                       ========      ========

   The accompanying notes are an integral part of the consolidated financial statements.

                          OEC COMPRESSION CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                   UNAUDITED

                                                 Three Months Ended           Nine Months Ended
                                             September 30, September 30, September 30, September 30,
                                             ------------- ------------- ------------- -------------
                                                 2000          1999          2000          1999
                                             ------------- ------------- ------------- -------------
                                                    (In thousands, except per share amounts)
Revenues:
  Compressor rentals, service and treating
   fees.....................................    $5,275        $ 5,819       $16,473       $17,484
  Compressor sales and re-manufacturing.....        97             82           198           286
  Oil & gas sales...........................        --             --            --         1,399
                                                ------        -------       -------       -------
    Total revenues..........................     5,372          5,901        16,671        19,169
                                                ------        -------       -------       -------
Expenses:
  Costs--Compressor rentals, service and
   treating.................................     1,597          2,475         5,767         7,358
  Costs--
   compressor sales and re-manufacturing....        51             59           108           180
  Operating costs--oil and gas..............        --             --            --           510
  Depreciation, depletion and amortization..     1,457          1,504         4,360         4,829
  General and administrative................       579            865         1,759         2,939
                                                ------        -------       -------       -------
    Total expenses..........................     3,684          4,903        11,994        15,816
                                                ------        -------       -------       -------
Income from operations......................     1,688            998         4,677         3,353
                                                ------        -------       -------       -------
Other income (expense):
  Merger related and employee retention
   expense..................................      (608)            --          (608)           --
  Gain on sale of assets....................        10            313           748           335
  Interest income and other.................       135              7           173            78
  Interest expense..........................    (1,426)        (1,323)       (4,263)       (3,915)
  Minority interes..........................        --             --            --           (88)
                                                ------        -------       -------       -------
                                                (1,889)        (1,003)       (3,950)       (3,590)
                                                ------        -------       -------       -------
Income (loss) before income taxes...........      (201)            (5)          727          (237)
Income tax benefit (expense)................        72            378          (290)          454
                                                ------        -------       -------       -------
Net (loss) income...........................    $ (129)       $   373       $   437       $   217
                                                ======        =======       =======       =======
Basic and dilutive net income (loss) per
 common share...............................    $  .00        $   .01       $   .01       $   .01
                                                ======        =======       =======       =======


   The accompanying notes are an integral part of the consolidated financial statements.

                          OEC COMPRESSION CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   UNAUDITED

                                                               Nine Months
                                                                  Ended
                                                              September 30,
                                                             ----------------
                                                              2000     1999
                                                             -------  -------
                                                             (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)......................................... $   437  $   217
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Depreciation, depletion and amortization..................   4,360    4,784
  Deferred income taxes.....................................     290     (454)
  Minority interest in results of oil and gas operations....      --       88
  Gain on sale of assets....................................    (748)      --
  Other.....................................................      --       --
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  Accounts and notes receivable.............................     724      677
  Compressor and compressor parts inventory.................    (105)     300
  Accounts payable and accrued liabilities..................  (1,249)       6
  Other.....................................................      55    1,384
                                                             -------  -------
    Net cash provided (used) by operating activities........   3,764    7,002
                                                             -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of compressor and other equipment............  (3,978)  (9,217)
  Proceeds from disposition of assets.......................      90      954
  Proceeds from sale of 50% of gas treating assets..........   2,000       --
  Additions to oil and gas properties.......................      --     (108)
  Increase in goodwill and other assets.....................     (71)      20
                                                             -------  -------
    Net cash provided (used) in investing activities........  (1,959)  (8,351)
                                                             -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds of long-term debt................................       6    2,477
  Sale of common stock......................................   7,280       --
  Payments on long-term debt................................    (664)    (469)
  Payments on capital lease obligations.....................    (143)    (266)
                                                             -------  -------
    Net cash provided (used) by financing activities........   6,479    1,742
                                                             -------  -------
Net increase in cash and cash equivalents...................   8,284      393
Cash and cash equivalents, beginning of period..............     405        7
                                                             -------  -------
Cash and cash equivalents, end of period.................... $ 8,689  $   400
                                                             =======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid............................................. $ 4,263  $ 3,915
                                                             =======  =======
  Income taxes paid......................................... $    --  $    --
                                                             =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

                          OEC COMPRESSION CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   UNAUDITED


NOTE 1 Organization and Basis of Presentation

   OEC Compression Corporation, formerly Equity Compression Services Corporation, formerly Hawkins Energy Corporation is engaged in the leasing, contract management, outsourcing, re-manufacturing and direct sale of gas compression equipment to operators of producing natural gas wells and gas gathering systems and in the production of natural gas and oil. Its principal geographical operating areas lie within the states of Alabama, Mississippi, Louisiana, Oklahoma, Arkansas, Kansas, New Mexico and Texas.

   The consolidated financial statements include the accounts of OEC, its wholly owned subsidiaries Ouachita Energy Corporation ("Ouachita"), Equity Leasing Corporation and Sunterra Energy Corporation ("Sunterra"). All intercompany transactions have been eliminated.

   In the opinion of OEC, the accompanying financial statements contain all adjustments necessary (all of which are of a normal recurring nature) to present fairly the financial position of OEC and its wholly owned subsidiaries as of September 30, 2000, and the results of its operations and cash flows for the periods ended September 30, 2000 and 1999. Certain prior year amounts have been reclassified to conform to the current year presentation.

   The financial statements should be read in conjunction with OEC's Form 10-K for the year-ended December 31, 1999. The year-end Consolidated Balance Sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

NOTE 2 Property and Equipment

                                                      September 30, December 31,
                                                          2000          1999
                                                      ------------- ------------
                                                            (In thousands)
   Land and building.................................   $  1,939      $  1,938
   Compressor equipment and gas plant................    111,776       109,401
   Other equipment...................................      2,136         2,098
                                                        --------      --------
                                                         115,851       113,437
   Less accumulated depreciation.....................     22,053        18,344
                                                        --------      --------
   Net property and equipment........................   $ 93,798      $ 95,093
                                                        ========      ========

NOTE 3 Transactions with Related Parties

   OEC transacts business with certain companies, which are directly controlled by members of OEC's Board of Directors and employees. The terms of these transactions are equivalent to the terms of transactions conducted with non-related parties.

NOTE 4 Commitments

   OEC leases compressor equipment under contracts with terms ranging from month to month to six years. The future revenues to be received under contracts at September 30, 2000 are $2.1 million, $3.5 million, $1.6 million, $854,000 and $7,000 in 2000, 2001, 2002, 2003 and 2004, respectively.

                          OEC COMPRESSION CORPORATION

                                   UNAUDITED

NOTE 5 Earnings per Share

   Earnings per share ("EPS") is computed based on the weighted average number of shares of common stock outstanding during the period.

   The following is a reconciliation of basic and dilutive EPS computations:

                                                 Three Months      Nine Months
                                                     Ended            Ended
                                                 September 30,    September 30,
                                                ---------------- ---------------
                                                 2000     1999    2000    1999
                                                -------  ------- ------- -------
                                                (In thousands, except per share
                                                           amounts.)
Basic:
  Net income (loss)............................ $  (129) $   373 $   437 $   217
  Common stock.................................  37,061   28,987  32,253  29,040
                                                -------  ------- ------- -------
Basic Earnings (loss) Per Share................ $    --  $   .01 $   .01 $   .01
                                                =======  ======= ======= =======
Effect of dilutive securities:
  Warrants.....................................      --    1,135      --   1,135
  Common stock options.........................      --       97      71      97
                                                -------  ------- ------- -------
                                                     --    1,232      71   1,232
Dilutive:
  Net income (loss)............................ $  (129) $   373 $   437 $   217
  Common stock and dilutive securities.........  37,061   30,219  32,324  30,272
                                                -------  ------- ------- -------
Dilutive Earnings (loss) Per Share............. $   .00  $   .01 $   .01 $   .01
                                                =======  ======= ======= =======

NOTE 6 Merger with Hanover Compression

   On July 17, 2000, OEC and Hanover Compressor Company ("Hanover") announced the two companies had executed a definitive merger agreement under which Hanover will acquire OEC in an all-stock transaction. Under the terms of the merger agreement, OEC's common stock will be valued at $1.00 per share on the closing date of the merger. OEC's shares being acquired will be exchanged for newly issued Hanover common shares equal to the average of the closing price for Hanover common shares for the 20 day trading period ending two days prior to the merger. The conversion ratio is subject to a Hanover share price floor and ceiling of $30.00 and $32.50, respectively. One of the conditions to the consummation of the proposed merger between OEC and Hanover is the approval of the OEC shareholders of such merger. Under Securities and Exchange Commission rules, this approval must be done at a special meeting of the shareholders of OEC following delivery of a merger proxy and registration statement for the Hanover common stock to be issued to the OEC shareholders in the merger. In September of 2000, Hanover acquired the Dresser-Rand Compression Services Division ("DRCS") from Ingersoll-Rand Company and under SEC rules, the registration/proxy statement needed to include audited financial statements of DRCS and certain pro forma financial statements. The required DRCS audit was just recently completed. Hanover and OEC expect to file a proxy/registration statement shortly and to consummate the merger in either December of 2000 or early 2001.

   Due to the delay in filing the proxy/registration statement on November 14, 2000, the Company's Board of Directors and Hanover agreed to (i) extend the outside date for closing the merger from January 15, 2001 to March 1, 2001,
(ii) agreed that actions and events that have occurred prior to November 14, 2000 are not material adverse changes under the Merger Agreement, (iii) change the definition of material adverse change in the merger agreement such that changes in the financial performance or condition of the Company will not be grounds for Hanover refusing to close the merger, and (iv) eliminated the requirement that the Company have in place an agreement for one of the Company's lenders to cancel certain warrants prior to the closing of the merger.

                          OEC COMPRESSION CORPORATION

                                   UNAUDITED


   Given the extended delay in closing the proposed merger of the Company and Hanover, on November 14, 2000 the Company's Board of Directors and Hanover agreed to enter into a management agreement whereby Hanover will assume management responsibilities for the Company's shop and field operations through completion of the merger. Hanover will receive monthly compensation under the agreement of $900,000 effective beginning in October of this year. The Company's senior management will continue to oversee all marketing, administrative, accounting and financial operations as well as oversight of OEC's shop and field management.

                                                                         ANNEX A



                          AGREEMENT AND PLAN OF MERGER

                           dated as of July 13, 2000

                                     among

                           Hanover Compressor Company

                         Caddo Acquisition Corporation

                                      and

                          OEC Compression Corporation

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 ARTICLE I. THE MERGER...................................................   A1
    Section 1.1.  Effective Time of the Merger..........................    A1
    Section 1.2.  Closing...............................................    A2
    Section 1.3.  Effect of the Merger..................................    A2
    Section 1.4.  Certificate of Incorporation; Bylaws..................    A2
    Section 1.5.  Directors and Officers................................    A2
    Section 1.6.  Conversion of Capital Stock...........................    A2
    Section 1.7.  Adjustment of Conversion Number.......................    A3
    Section 1.8.  No Further Ownership Rights in Company Common Stock...    A3
    Section 1.9.  No Fractional Shares..................................    A4
    Section 1.10. Shares of Dissenting Shareholders.....................    A4
    Section 1.11. Company Options.......................................    A4
    Section 1.12. Tax Consequences......................................    A5
 ARTICLE II. EXCHANGE OF CERTIFICATES....................................   A5
    Section 2.1.  Exchange Agent........................................    A5
    Section 2.2.  Exchange and Payment Procedures.......................    A5
    Section 2.3.  Distributions with Respect to Unexchanged Shares......    A6
    Section 2.4.  Termination of Exchange Fund..........................    A6
    Section 2.5.  No Liability..........................................    A6
    Section 2.6.  Lost Certificates.....................................    A6
    Section 2.7.  Withholding Rights....................................    A7
    Section 2.8.  Further Assurances....................................    A7
    Section 2.9.  Stock Transfer Books..................................    A7
    Section 2.10. Affiliates............................................    A7
 ARTICLE III. REPRESENTATIONS AND WARRANTIES OF the Company..............   A7
    Section 3.1.  Organization of the Company and its Subsidiaries......    A8
    Section 3.2.  Capitalization........................................    A8
    Section 3.3.  Authority; No Conflict; Required Filings and Consents;
                   Recommendation of the Board..........................    A9
    Section 3.4.  SEC Filings; Financial Statements.....................   A11
    Section 3.5.  No Undisclosed Liabilities............................   A11
    Section 3.6.  Absence of Certain Changes or Events..................   A12
    Section 3.7.  Taxes.................................................   A12
    Section 3.8.  Title to Assets.......................................   A13
    Section 3.9.  Real Property.........................................   A14
    Section 3.10. Intellectual Property.................................   A16
    Section 3.11. Agreements, Contracts and Commitments.................   A17
    Section 3.12. Litigation............................................   A17
    Section 3.13. Environmental Matters.................................   A18
    Section 3.14. Employee Benefit Plans................................   A19
    Section 3.15. Compliance with Law; Authorizations...................   A22
    Section 3.16. Registration Statement and Proxy Statement............   A23
    Section 3.17. Labor Matters.........................................   A23
    Section 3.18. Insurance.............................................   A23
    Section 3.19. Year 2000 Problem.....................................   A24
    Section 3.20. Opinion of Financial Advisor..........................   A24
    Section 3.21. Brokers...............................................   A24
    Section 3.22. Transactions With Affiliates..........................   A24

                                                                          Page
                                                                          ----
    Section 3.23. No Excess Parachute or Nondeductible Payments.........  A24
    Section 3.24. State Anti-Takeover Statutes..........................  A24
    Section 3.25. Accuracy of Information...............................  A25
    Section 3.26. Inventory.............................................  A25
    Section 3.27. Customers and Suppliers...............................  A25
 ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT and Merger sub..... A25
    Section 4.1.  Organization..........................................  A25
    Section 4.2.  Authority; No Conflict; Required Filings and            A26
                   Consents.............................................
    Section 4.3.  Parent Common Stock...................................  A26
    Section 4.4.  SEC Filings: Financial Statements.....................  A27
    Section 4.5.  Proxy Statement/Registration Statement................  A27
    Section 4.6.  Absence of Certain Changes or Events..................  A28
    Section 4.7.  No Vote Required......................................  A28
    Section 4.8.  Merger Sub............................................  A28
    Section 4.9.  Brokers...............................................  A28
    Section 4.10. Accuracy of Information...............................  A28
 ARTICLE V. COVENANTS.................................................... A28
    Section 5.1.  Conduct of Business of the Company....................  A28
    Section 5.2.  Cooperation; Notice; Cure.............................  A31
    Section 5.3.  No Solicitation.......................................  A31
    Section 5.4.  Preparation of Proxy Statement/Registration; Company    A33
                   Shareholder Meeting..................................
    Section 5.5.  Access to Information.................................  A34
    Section 5.6.  Legal Conditions to Merger............................  A34
    Section 5.7.  Publicity.............................................  A35
    Section 5.8.  Tax-Free Reorganization...............................  A36
    Section 5.9.  Affiliate Agreements..................................  A36
    Section 5.10. NYSE Listing..........................................  A36
    Section 5.11. Prudential Agreement..................................  A36
    Section 5.12. Indemnification.......................................  A36
    Section 5.13. Letter of the Company's Accountants...................  A37
    Section 5.14. Stockholder Litigation................................  A37
    Section 5.15. Stock Exchange Listing................................  A37
    Section 5.16. Employee Benefits.....................................  A37
    Section 5.17. Fees and Expenses.....................................  A38
 ARTICLE VI. CONDITIONS TO MERGER........................................ A38
    Section 6.1.  Conditions to Each Party's Obligation to Effect the     A38
                   Merger...............................................
    Section 6.2.  Additional Conditions to Obligations of the Company...  A38
    Section 6.3.  Additional Conditions to Obligations of Parent and      A39
                   Merger Sub...........................................
 ARTICLE VII. TERMINATION AND AMENDMENT.................................. A41
    Section 7.1.  Termination...........................................  A41
    Section 7.2.  Effect of Termination.................................  A42
    Section 7.3.  Fees and Expenses.....................................  A42
    Section 7.4.  Amendment.............................................  A43
    Section 7.5.  Extension; Waiver.....................................  A43
 ARTICLE VIII. MISCELLANEOUS............................................. A43
    Section 8.1.  Nonsurvival of Representations, Warranties and          A43
                   Agreements...........................................
    Section 8.2.  Notices...............................................  A44
    Section 8.3.  Interpretation; Certain Definitions...................  A44

                                                                            Page
                                                                            ----
    Section 8.4. Counterparts.............................................  A45
    Section 8.5. Entire Agreement; No Third Party Beneficiaries...........  A45
    Section 8.6. Governing Law............................................  A45
    Section 8.7. Assignment...............................................  A46
    Annex I      Key Stockholders

                               TABLE OF EXHIBITS

 Exhibit A            Form of Voting and Disposition Agreement
 Exhibits B-1 and B-2 Estis and Smith Agreements
 Exhibit C            Form of Non-Competition Agreement

                             Table of Defined Terms

Term                                                                 Section
----                                                                 -------
Acquisition Proposal............................................ 5.3(a)
Affiliate....................................................... 8.3 and 5.9
Affiliate Agreement............................................. 5.9
Agreement....................................................... Preamble
AMEX............................................................ 3.3(c)
Assets.......................................................... 3.8(a)
Average Parent Stock Price...................................... 1.6(b)
Benefit Arrangement............................................. 3.14(a)(i)
Business Day.................................................... 1.2
Certificates.................................................... 1.8
Certificate of Merger........................................... 1.1
Closing......................................................... 1.2
Closing Date.................................................... 1.2
Code............................................................ Recitals
Company......................................................... Preamble
Company 401 (k) Plan............................................ 5.16
Company Balance Sheet........................................... 3.4(b)(i)
Company Common Stock............................................ 1.6
Company Disclosure Schedule..................................... ARTICLE III
Company Intellectual Property................................... 3.10
Company Options................................................. 1.11
Company Material Adverse Effect................................. 3.1
Company Material Contracts...................................... 3.11(a)
Company Preferred Stock......................................... 3.2(a)
Company SEC Reports............................................. 3.4(a)
Company Stock Option Plans...................................... 3.2(b) and 1.11
Company Stockholders' Meeting................................... 5.4(e)
Confidentiality Agreement....................................... 5.3(a)
Contracts....................................................... 3.11(a)
Conversion Ratio................................................ 1.6(b)
Dissenting Shares............................................... 1.10
Effective Time.................................................. 1.1
Employee Plans.................................................. 3.14(a)(iii)
Encumbrance..................................................... 3.9
Environmental Condition......................................... 3.13
Environmental Laws.............................................. 3.13
Environmental Liabilities and Costs............................. 3.13
ERISA........................................................... 3.14(a)(iv)
ERISA Affiliate................................................. 3.14(a)(v)
Exchange Act.................................................... 3.3(c)
Exchange Agent.................................................. 2.1
Exchange Fund................................................... 2.1
Expenses........................................................ 5.17
GAAP............................................................ 4.4(b)(i)
Governmental Entity............................................. 3.3(c)
Hazardous Substances............................................ 3.13
HSR Act......................................................... 3.3(c)
Indebtedness.................................................... 3.11(a)

Term                                                                  Section
----                                                                  -------
Indemnified Parties............................................... 5.12(a)
Intellectual Property............................................. 3.10
Key Stockholders.................................................. Recitals
Knowledge......................................................... 8.3
Leases............................................................ 3.9
Liens............................................................. 3.8
Merger............................................................ Recitals
Merger Consideration.............................................. 1.6(b)
Merger Sub........................................................ Preamble
Multiemployer Plan................................................ 3.14(a)(vi)
NYSE.............................................................. 4.2(c)
OGCA.............................................................. 1.1
Order............................................................. 5.6(b)
Other Benefit Obligations......................................... 3.14(a)(vii)
Outside Date...................................................... 7.1(b)
Parent............................................................ Preamble
Parent 401(k) Plan................................................ 5.16
Parent Balance Sheet.............................................. 4.4(b)(i)
Parent Common Stock............................................... 1.6(b)
Parent Disclosure Schedule........................................ ARTICLE IV
Parent Material Adverse Effect.................................... 4.1
Parent SEC Reports................................................ 4.4
Pension Plan...................................................... 3.14(a)(viii)
Permits........................................................... 3.15(b)
Permitted Encumbrance............................................. 3.9
Permitted Liens................................................... 3.8
Proxy Statement................................................... 5.4(a)
Prudential........................................................ 5.11
Prudential Agreement.............................................. 5.11
Registration Statement............................................ 5.4(a)
Regulations....................................................... 3.15(a)
Required Company Vote............................................. 3.3(a)
Required Consents................................................. 5.6(c)
Rule 145.......................................................... 5.9
Securities Act.................................................... 3.3(c)
Subsidiary........................................................ 3.1
Superior Proposal................................................. 5.3(a)
Surviving Corporation............................................. 1.3
Tax Returns....................................................... 3.7(b)
Taxes............................................................. 3.7(b)
Third Party....................................................... 5.3(a)
to the knowledge of............................................... 8.3
Voting, Option and Disposition Agreement.......................... Recitals
Voting Debt....................................................... 3.2(b)
Warrants.......................................................... 1.12
Welfare Plan...................................................... 3.14(a)(ix)
Year 2000 Problem................................................. 3.19

                          AGREEMENT AND PLAN OF MERGER

   AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of July 13, 2000, by and among Hanover Compressor Company, a Delaware corporation ("Parent"), Caddo Acquisition Corporation, an Oklahoma corporation and a direct wholly owned subsidiary of Parent ("Merger Sub"), and OEC Compression Corporation, an Oklahoma corporation (the "Company").

   WHEREAS, the respective Boards of Directors of Parent and Merger Sub have determined that the merger of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth in this Agreement (the "Merger"), is advisable and in the best interests of each corporation and its respective stockholders;

   WHEREAS, the Board of Directors of the Company has determined that the Merger is fair to, and in the best interests of, the Company and its stockholders;

   WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved and adopted this Agreement and approved the Merger and the other transactions contemplated hereby;

   WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

   WHEREAS, contemporaneous with the execution of this Agreement, certain of the stockholders of the Company listed on Annex I hereto (the "Key Stockholders") have entered into an agreement in substantially the form of Exhibit A hereto (the "Voting and Disposition Agreement") to vote all of their shares of Company Common Stock in favor of the Merger, grant Parent certain rights to acquire such shares and limit their disposition of Parent Common Stock;

   WHEREAS, the Company and Dennis W. Estis and Don E. Smith have each entered into a non-competition and non-solicitation agreement attached as Exhibits B-1 and B-2 hereto;

   NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

                                   Article I.

                                   THE MERGER

   Section 1.1. Effective Time of the Merger. Subject to the provisions of this Agreement, a certificate of merger (the "Certificate of Merger") in such form as is required by the relevant provisions of the Oklahoma General Corporation Act (the "OGCA") shall be duly prepared, executed and acknowledged by the Surviving Corporation and thereafter delivered to the Secretary of State of the state of Oklahoma for filing, as provided in the OGCA, as early as practicable on the Closing Date. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the state of Oklahoma or such later time as specified in the Certificate of Merger (the "Effective Time").

   Section 1.2. Closing. The closing of the Merger (the "Closing") will take place on the second business day, which is any day other than a Saturday, a Sunday or a day on which U.S. banking institutions are authorized by law, regulation or executive order to remain closed (a "Business Day"), after satisfaction or waiver (as permitted by this Agreement and applicable law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in Article VI (the "Closing Date"), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Latham & Watkins, 5800 Sears Tower, Chicago, Illinois 60606, unless another place is agreed to in writing by the parties hereto. The Certificate of Merger shall be filed on or as promptly as practicable following the Closing Date.

   Section 1.3. Effect of the Merger. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"). Upon becoming effective, the Merger shall have the effects set forth in the OGCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

   Section 1.4. Certificate of Incorporation; Bylaws. At the Effective Time,
(i) the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, and (ii) the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, in each case until duly amended in accordance with applicable law.

   Section 1.5. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

   Section 1.6. Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of the Company's common stock, par value $.01 per share ("Company Common Stock"), or capital stock of Merger Sub:

      (a) Cancellation of Stock. Each share of Company Common Stock that is owned by the Company or any wholly owned subsidiary of the Company (as treasury stock or otherwise) shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

      (b) Consideration for Company Common Stock. Subject to Section 1.10, each issued and outstanding share of Company Common Stock (other than Dissenting Shares and shares to be canceled in accordance with Section 1.6(a)) shall be converted into the right to receive a number of fully paid and nonassessable shares of common stock, par value $.001 per share, of Parent ("Parent Common Stock") equal to the Conversion Ratio (as defined below) (the "Merger Consideration"). The "Conversion Ratio" shall be equal to $1.00 divided by the Average Parent Stock Price (as defined below). The "Average Parent Stock Price" shall mean the closing sales price per share of Parent Common Stock as reported by The New York Stock Exchange Composite Tape for the twenty consecutive trading days (on which shares of Parent Common Stock are actually traded) immediately preceding the second Business Day prior to the Effective Time; provided, however, that if the foregoing amount is calculated to be less than $30, then the Average Parent Stock Price shall be $30; and provided further, that if the foregoing amount is calculated to be greater than $32.50, then the Average Parent Stock Price shall be $32.50. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which, prior to the Effective Time, represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such certificate in accordance with Section 2.2, the Merger Consideration in accordance with this Section 1.6.

      (c) Merger Sub Capital Stock. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall be unchanged as a share of capital stock of the Surviving Corporation.

   Section 1.7. Adjustment of Conversion Number. In the event that pursuant to a transaction announced after the date hereof and becoming effective prior to the Effective Time (i) any distribution is made in respect of Parent Common Stock other than a regular quarterly cash dividend or (ii) any stock dividend, stock split, reclassification, recapitalization, combination or mandatory exchange of shares occurs with respect to, or rights (other than non-mandatory offers to exchange) are issued in respect of, Parent Common Stock, then, the Conversion Ratio shall be adjusted accordingly.

   Section 1.8. No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of certificates which immediately prior to the Effective Time represented outstanding share of Company Common Stock ("Certificates") in accordance with the terms hereof (including any cash paid pursuant to Sections 1.9 or 2.3) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and from and after the Effective Time there shall be no further registration of transfers of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in Article II.

   Section 1.9. No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Average Parent Stock Price.

   Section 1.10. Shares of Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock that are outstanding immediately prior to the Effective Time and have not been voted in favor of the Merger and with respect to which appraisal rights shall have been demanded and perfected in accordance with Section 1091 of the OGCA to the extent applicable (collectively, the "Dissenting Shares") and not withdrawn shall not be converted into or represent the right to receive the Merger Consideration, but such shares shall become the right to receive such consideration as may be determined to be due to holders of Dissenting Shares pursuant to the laws of the State of Oklahoma unless and until the holder of such Dissenting Shares withdraws his or her demand for such appraisal in accordance with the OGCA or becomes ineligible for appraisal. If, after the Effective Time, any such holder withdraws his or her demand for appraisal or becomes ineligible for appraisal (through failure to perfect or otherwise), such Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive, without any interest thereon, the consideration provided for in
Section 1.6. The Company shall give Parent prompt notice of any demands for appraisal for shares of Company Common Stock received by the Company, and Parent shall have the right to direct all proceedings, negotiations and actions taken by the Company in respect thereof.

   Section 1.11. Company Options. At the Effective Time, each unexpired and unexercised outstanding option, whether or not then vested or exercisable in accordance with its terms, to purchase shares of Company Common Stock (the "Company Options") previously granted by the Company or its Subsidiaries shall be canceled and converted into the right to receive from the Parent, within 10 days following the Effective Time, cash in an amount equal to the product of
(a) $1.00 minus the exercise price per share of such Company Option, times (b) the number of shares of Common Stock which may be purchased upon exercise of such Company Option (whether or not then exercisable). Prior to (but effective at) the Effective Time, the Company shall (i) obtain any consents from all holders of Company Options and (ii) make any amendments to the terms of such stock option or compensation plans or arrangements that, in the case of either clause (i) or (ii), are necessary to give effect to the transactions contemplated by this Section 1.11. Immediately prior to the Effective Time, the Company shall terminate all plans and other arrangements pursuant to which such Company Options were granted (the "Company Stock Option Plans") effective as of the Effective Time with no further liability to the Company.

   Section 1.12. Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a "reorganization" within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

                                  Article II.

                            EXCHANGE OF CERTIFICATES

   Section 2.1. Exchange Agent. As of the Effective Time, Parent shall deposit with ChaseMellon Shareholder Services or such other bank or trust company as may be designated by Parent and be reasonably acceptable to the Company (the "Exchange Agent") for the benefit of the holders of shares of Company Common Stock, for exchange or payment in accordance with this Section 2.1, through the Exchange Agent, (i) certificates evidencing such number of shares of Parent Common Stock equal to (x) the Merger Consideration multiplied by (y) the aggregate number of shares of Company Common Stock which may be converted into the right to receive Parent Common Stock in the Merger; and (ii) any cash necessary to pay amounts due pursuant to Section 1.9 (such certificates for shares of Parent Common Stock and such cash being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions in accordance with Articles I and II, deliver the Parent Common Stock and cash contemplated to be issued pursuant to Sections 1.6(b) and 1.9 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

   Section 2.2. Exchange and Payment Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates that were converted into the right to receive shares of Parent Common Stock and cash pursuant to Sections 1.6(b) and 1.9, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for shares of Parent Common Stock and cash. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock and cash which such holder has the right to receive pursuant to the provisions of Article I and this Article II and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued, and cash, if any, pursuant to Sections 1.6(b) and 1.9 may be paid, to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Article II, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the certificate representing shares of Parent Common Stock and cash as contemplated by Article I.

   Section 2.3. Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock to which such holder is entitled hereunder and no cash payment paid to any such holder pursuant to Sections 1.6(b) and 1.9 until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be given to the record holder of the certificates representing whole shares of Parent Common Stock to which such holder is entitled hereunder, without interest, (i) at the time of such surrender, a certificate representing the number of whole shares of Parent Common Stock and the amount of cash, if any, pursuant to Section 1.9 to which such holder is entitled pursuant to
Section 1.9 and the amount of dividends or other distributions with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and a payment date prior to the date of issuance to such holder, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

   Section 2.4. Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for nine months after the Effective Time shall be delivered to Parent, upon demand, and any shareholders of the Company who have not previously complied with the provisions of this Article II shall thereafter look only to Parent for payment of their claim for Parent Common Stock and cash and any dividends or distributions with respect to Parent Common Stock. Any portion of the Exchange Fund remaining unclaimed by holders of Company Common Stock five years after the Effective Time (or such earlier date immediately prior to such time as such portion would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any person previously entitled therein.

   Section 2.5. No Liability. To the fullest extent permitted by law, none of Parent, Merger Sub, the Company or the Surviving Corporation shall be liable to any holder of Company Common Stock or Parent Common Stock, as the case may be, for any shares (or dividends or distributions with respect thereto) and/or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

   Section 2.6. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash in accordance with this Agreement.

   Section 2.7. Withholding Rights. Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent or the Exchange Agent, as applicable, is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by such party.

   Section 2.8. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

   Section 2.9. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

   Section 2.10. Affiliates. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any Affiliate (as defined in Section 5.9) of the Company shall not be exchanged until Parent has received an Affiliate Agreement (as defined in Section 5.9) from such Affiliate.

                                  Article III.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct except as set forth herein and in the disclosure schedule delivered by the Company to Parent and Merger Sub on or before the date of this Agreement (the "Company Disclosure Schedule"). The Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III.

   Section 3.1. Organization of the Company and its Subsidiaries. Each of the Company and its Subsidiaries (as defined below) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or limited liability company power and authority to carry on its business as now being conducted and as proposed to be conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, could not be expected to have a material adverse effect on the business, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole (a "Company Material Adverse Effect"). The Company has delivered to Parent a true and correct copy of the Certificate of Incorporation and Bylaws of the Company and each of its Subsidiaries, in each case as amended to date and each of such documents is in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any provision of any of such documents. The respective organizational documents of the Company's Subsidiaries do not contain any provision that would limit or otherwise restrict the ability of Parent or the Surviving Corporation, following the Effective Time, from owning or operating such Subsidiaries on the same basis as the Company. A true and complete list of all of the Company's Subsidiaries, together with the jurisdiction of incorporation of each such Subsidiary and the percentage of ownership interest of the Company therein, is set forth in Section 3.1 of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries directly or indirectly owns (other than ownership interests in the Company or in one or more of its Subsidiaries) any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity. As used in this Agreement, the word "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner or member or (ii) at least twenty-five percent (25%) of the securities or other interests having by their terms ordinary voting power to elect or select a majority of the Board of Directors or other persons or entities performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

   Section 3.2. Capitalization.

    (a) The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock and 1,000,000 shares of the Company's Preferred Stock, $1.00 par value per share ("Company Preferred Stock"). As of the date hereof, (i) 36,885,333 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable,
(ii) 320,445 shares of Company Common Stock are held in the treasury of the Company or by Subsidiaries of the Company, and (iii) no shares of Company Preferred Stock are issued and outstanding. There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any Subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity (other than to or in a wholly owned Subsidiary of the Company). All of the outstanding shares of capital stock (including shares which may be issued upon exercise of outstanding options) or other ownership interests of each of the Company's Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another Subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations on the Company's voting rights, charges or other encumbrances of any nature.

   (b) There are no bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any of its Subsidiaries issued and outstanding.
Section 3.2(b) of the Company Disclosure Schedule sets forth (i) the total number of shares of Company Common Stock reserved for issuance upon exercise of Company Stock Options granted and outstanding as of the date hereof and (ii) the Company Stock Option Plan, the name of each holder under the Company Stock Option Plans, the number of Company Stock Options held by such holder, and the exercise price of each such Company Stock Option. Except as reserved for future grants of options or restricted stock under the Company Stock Option Plans, (x) there are no shares of capital stock of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding; (y) there are no options, warrants (other than warrants to purchase 1,000,000 shares of Company Common Stock issued to The Prudential Life Insurance Company), equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other ownership interests (including Voting Debt) of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement; and (z) there are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of the Company, including, without limitation, any registration rights agreements (other than those registration rights agreements listed in Section 3.2(b) of the Company Disclosure Schedule) or shareholder agreements. All shares of Company Common Stock subject to issuance as specified in this Section 3.2(b) or the related Company Disclosure Schedule section are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable.

   Section 3.3. Authority; No Conflict; Required Filings and Consents; Recommendation of the Board.

    (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval and adoption of this Agreement and the Merger by the holders of a majority of the Company's outstanding common stock (the "Required Company Vote"). This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor rights and to general equity principles.

   (b) The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or Bylaws of the Company or the comparable charter, organizational or governing documents of any of its Subsidiaries, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound other than as disclosed in Section 3.3(b) of the Company Disclosure Schedule, or (iii) subject to the governmental filings and other matters referred to in Section 3.3(c), conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their properties or assets. No consent of any holder of outstanding Company Stock Options is required in connection with the conversion of such Company Stock Options in accordance with the provisions of Section 1.11.

   (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state or local (or any subdivision thereof) ("Governmental Entity") is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) those required under or in relation to the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) state securities or "blue sky" laws, (iii) the Securities Act of 1933, as amended (the "Securities Act"), (iv) the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (v) the OGCA with respect to the filing and recordation of appropriate documents to effect the Merger and (vi) rules and regulations of the American Stock Exchange ("AMEX").

   (d) The Board of Directors of the Company has, by a unanimous vote at a meeting of such Board (with one director absent) duly held on July 12, 2000, approved, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated hereby, and determined that this Agreement, the Merger and the other transactions contemplated hereby, taken together, are in the best interests of the Company and of the stockholders of the Company, and prior to the date hereof such Board has resolved to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby.

   Section 3.4. SEC Filings; Financial Statements.

    (a) The Company has filed and made available to Parent all forms, reports and documents filed by the Company with the SEC since December 31, 1996 (collectively, the "Company SEC Reports"). The Company SEC Reports (including any financial statements filed as a part thereof or incorporated by reference therein) (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not, at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading as of such date. None of the Company's Subsidiaries is required to file any forms, reports or other documents with the SEC.

   (b) (i) Each of the consolidated financial statements (including, in each case, any related notes) of the Company contained in the Company SEC Reports complied as to form in all material respects with the applicable rules, regulations and practices of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act) and fairly presented the consolidated financial position of the Company and its Subsidiaries as of the dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The audited balance sheet of the Company as of December 31, 1999 is referred to herein as the "Company Balance Sheet."


     (ii) The Company maintains a system of accounting controls sufficient to provide reasonable assurances that (A) its transactions and those of its Subsidiaries are executed in accordance with management's general or specific authorization, (B) its transactions and those of its Subsidiaries are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, (C) access to its assets and those of its Subsidiaries is permitted only in accordance with management's general or specific authorization, and (D) the recorded accountability for its assets and those of its Subsidiaries is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

   Section 3.5. No Undisclosed Liabilities. Except for, and to the extent of, those liabilities that are reflected or reserved against, to the extent reflected or reserved against, on the consolidated balance sheet of the Company and its Subsidiaries included in the Company's Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2000, or the Company's Annual Report on Form 10-K for the year ended December 31, 1999, and except for obligations under contracts and commitments incurred in the ordinary course of business which are not required under GAAP to be reflected in the financial statements of the Company, which, in both cases, individually or in the aggregate, are not material to the financial condition or operating results of the Company, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2000, and except and as to the extent disclosed in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature whatsoever (whether fixed, absolute, accrued, contingent or otherwise and whether due or to become due).

   Section 3.6. Absence of Certain Changes or Events. Except as disclosed in the Company's SEC Reports filed prior to the date hereof, since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any event, change or development which, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect; (ii) any change by the Company in its accounting methods, principles or practices; (iii) any revaluation by the Company of any asset; (iv) any modification of any Material Contract, except in the ordinary course of business or as contemplated by this Agreement; (v) any disposition of any assets of the Company or any of its Subsidiaries outside the ordinary course of business; or (vi) any other action or event that would have required the consent of Parent pursuant to
Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement.

   Section 3.7. Taxes.

    (a) Except as set forth in Section 3.7 of the Company Disclosure Schedule:
(i) the Company and each of its Subsidiaries have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects; (ii) the Company and each of its Subsidiaries have timely paid to the proper taxing authorities all Tax liabilities (whether or not shown as due on such filed Tax Returns), including Taxes that the Company or any of its Subsidiaries have been obligated to withhold from amounts paid or owed to any employee, independent contractor, creditor or third party, except with respect to matters contested in good faith and which are set forth in Section 3.7 of the Company Disclosure Schedule, or for which a reserve (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) is provided on the Company Balance Sheet; (iii) as of the date hereof: (A) there are no pending or, to the knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters relating to the Company or any of its Subsidiaries, (B) there are no deficiencies or claims for any Taxes that have been proposed, asserted or assessed against the Company or any of its Subsidiaries, (C) there are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries, other than Liens for current Taxes not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings and properly reserved for and (D) neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any taxable year which have not since been filed, and no request for waivers of the time to assess any Taxes are pending or outstanding; (iv) none of the Company or any of its Subsidiaries has made a consent under Section 341(f) of the Code; (v) as of the date hereof, the consolidated federal income Tax Returns for the Company and its Subsidiaries have never been examined by the Internal Revenue Service; (vi) neither the Company nor any of its Subsidiaries has any liability for Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise; (vii) neither the Company nor any Subsidiary is a party to any agreement relating to the allocation or sharing of Taxes; and (viii) as of the date hereof, neither the Company nor any of its Subsidiaries knows of any facts with respect to the Company or its Subsidiaries that would reasonably be expected to prevent or materially or burdensomely impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code. Neither the Company nor any of its Subsidiaries will, as a result of the consummation of the transactions contemplated by this Agreement, recognize any gain under any applicable provisions of the federal consolidated return regulations (Treasury Regulation
Section 1.1502 et seq.) with respect to any excess loss account or any intercompany transaction or distribution in which the taxation of gain or loss was previously deferred. None of the Company or its Subsidiaries has been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. No written power of attorney that has been granted by the Company or its Subsidiaries currently is in force with respect to any matter relating to Taxes. The Company has not distributed the stock of a "controlled corporation" (within the meaning of Section 355(a) of the Code) in a transaction subject to Section 355 of the Code within the past two years. None of the Company or its Subsidiaries has made an election, nor is required, to treat any Assets as owned by another person or entity or as tax-exempt bond financed property or tax-exempt use property for tax purposes.

   (b) (i) "Taxes" shall mean all taxes, assessments, charges, duties, fees, levies, imposts or other governmental charges, including, without limitation, all federal, state, local, foreign and other income, environmental, add-on, minimum, franchise, profits, capital gains, capital stock, capital structure, transfer, sales, gross receipts, use, ad valorem, service, occupation, property, excise, severance, windfall profits, premium, stamp, license, payroll, social security, employment, unemployment, disability, value-added, withholding and other taxes, assessments, charges, duties, fees, levies, imposts or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any governmental authority (domestic or foreign), penalties and interest, and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any person, corporation or other organization regardless of whether disputed, and (ii) "Tax Returns" shall mean all returns and reports (including elections, claims, declarations, disclosures, schedules, estimates, computations and information returns) required to be supplied to a governmental authority in any jurisdiction (domestic or foreign) relating to Taxes, including any schedule or amendment thereto or amendment thereof.

   Section 3.8. Title to Assets.. The Company and each of its Subsidiaries owns and has good and valid title to, or a valid leasehold interest in, or otherwise has sufficient and legally enforceable rights to use, all of the properties and assets (real, personal or mixed, tangible or intangible), used, or held for use by, the Company and such Subsidiaries in connection with the conduct of their business (the "Assets"), including Assets reflected on the Company Balance Sheet or acquired since the date thereof, except for Assets disposed of in the ordinary course of business consistent with past practice and in accordance with this Agreement, in each case free and clear of any lien, charge, encumbrance or security interest of any kind ("Liens") except for Permitted Liens. "Permitted Liens" shall mean those Liens (i) securing debt that is reflected on the Company Balance Sheet or the notes thereto, (ii) for Taxes not yet due or payable or being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (iii) that constitute mechanics', carriers', workmens' or similar liens, liens arising under original purchase price conditional sale contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, and for which adequate provision for payment has been made, and (iv) incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers' compensation, unemployment insurance and social security, retirement and other legislation. This Section 3.8 does not relate to intellectual property (for which Section 3.10 is applicable).
Section 3.8 of the Company Disclosure Schedule includes a list of all compressors and related equipment owned or leased by the Company (specifying for each compressor the horsepower and whether such compressor is owned or leased).

   Section 3.9. Real Property.

    (a) Section 3.9 (a) of the Company Disclosure Schedule sets forth a true and correct list of all facilities owned by the Company and its Subsidiaries or to be acquired by the Company or its Subsidiaries prior to the Effective Time. With respect to each parcel of owned real property, except as set forth in
Section 3.9 (a) of the

Company Disclosure Schedule, (i) the Company or any Subsidiary of the Company, as the case may be, has good and indefeasible fee simple title to such parcel of real property, free and clear of any and all Encumbrances other than Permitted Encumbrances, (ii) there are no leases, subleases, licenses, options, rights, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of such parcel of real property, (iii) there are no outstanding options or rights of first refusal in favor of any other party to purchase any such parcel of real property or any portion thereof or interest thereof or interest therein, (iv) there are no parties (other than the Company or its Subsidiary, as the case may be) who are in possession of or who are using any such parcel of real property, except in connection with a Permitted Encumbrance, and (v) there is no (A) pending or, to the knowledge of the Company, threatened condemnation or expropriation proceeding relating to such parcel of real property, (B) pending or, to the knowledge of the Company, threatened Action relating to such parcel of real property, (C) to the knowledge of the Company, other matter adversely affecting the current use or occupancy of such parcel of real property in any material respect, (D) pending, or to the knowledge of the Company, threatened special assessment relating to such real property or (E) pending, or to the Company's knowledge, proposed or threatened zoning change to any zoning affecting the property.

   (b) Section 3.9 (b) of the Company Disclosure Schedule sets forth all leases of real property (the "Leases"), to which the Company is a party and has delivered true and correct copies of all such Leases. The Leases are in full force and effect and are valid and binding obligations of the parties thereto enforceable against each such party in accordance with their terms. The Company is not in default or, to the Company's knowledge, alleged to be in default thereunder. To the knowledge of the Company, none of the other parties to the Leases are in default, or alleged to be in default, thereunder or have any defenses to their obligation thereunder. Except as set forth in Section 3.9(b) of the Company Disclosure Schedule, the Company has full legal power and authority to assign its rights under the Leases, and the continuation, validity and effectiveness thereof will not be affected by the occurrence of the Effective Time. The Company has not assigned, subleased, mortgaged, deeded in trust or otherwise transferred or encumbered any Lease or interest therein.

   With respect to each Lease and the real property demised thereby: (i) the Company or any Subsidiary of the Company, as the case may be, has good and valid leasehold interest in such property, free and clear of any and all Encumbrances other than Permitted Encumbrances, (ii) there are no subleases, licenses, options, rights, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of such parcel of real property, (iii) there are no outstanding options or rights of first refusal in favor of any other party to purchase, lease or sublease any such parcel of real property or any portion thereof or interest thereof or interest therein, (iv) there are no parties (other than the Company or its Subsidiary, as the case may be) who are in possession of or who are using any such parcel of real property, except in connection with a Permitted Encumbrance, and (v) there is no (A) pending or, to the knowledge of the Company, threatened condemnation or expropriation proceeding relating to such parcel of real property, (B) pending or, to the knowledge of the Company, threatened Action relating to such parcel of real property, (C) to the knowledge of the Company, other matter adversely affecting the current use or occupancy of such parcel of real property in any material respect, (D) pending, or to the knowledge of the Company, threatened special assessment relating to such real property or (E) pending, or to the Company's knowledge, proposed or threatened zoning change to any zoning affecting the property.

   For purposes of this Section 3.9, the following definitions shall apply:

   "Encumbrance" means any claim, lien, pledge, option, lease, license, occupancy agreement, charge, easement, tax assessment, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, title defect, work order, conditional sales agreement, encumbrance or other right of third parties or other restriction on use, whether voluntarily incurred or arising by operation of law, and includes any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

   "Permitted Encumbrances" means (a) statutory liens of landlords, liens of carriers, warehousepersons, mechanics and materialpersons incurred in the ordinary course of business for sums (i) not yet due and payable, or (ii) being contested in good faith, if, in either such case, an adequate reserve, shall have been made therefor in such Person's financial statements, (b) liens incurred or deposits made in connection with workers' compensation, unemployment insurance and other similar types of social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, in each case in the ordinary course of business, consistent with past practice, (c) easements, rights-of-way, restrictions and other similar non-monetary charges or encumbrances which, in each case, and in the aggregate, do not interfere with the ordinary conduct of business of the Company and its Subsidiaries and do not materially detract from the value, use or occupancy of the property upon which such encumbrance exists, and (d) liens securing taxes, assessments and governmental charges not yet delinquent or the amount or validity of which are being contested in good faith by appropriate proceedings by the Company or its Subsidiaries, as applicable.

   Section 3.10. Intellectual Property. The Company and its Subsidiaries own or possess adequate and enforceable rights to use the Intellectual Property used in their respective businesses as currently conducted (the "Company Intellectual Property"). There are no restrictions or conditions on the use of the Company Intellectual Property. The Company Intellectual Property is owned or licensed by the Company free from any Liens except for Permitted Liens. The conduct of the respective businesses of the Company and its Subsidiaries does not infringe or conflict with the rights of any third party in respect of any Intellectual Property. To the Company's knowledge, none of the Company Intellectual Property is being infringed by any third party. "Intellectual Property" means all trademarks, trademark applications, trade names, marketing or advertising slogans, service marks, trade secrets (including customer lists and databases), copyrights, patents, licenses, know-how and other proprietary intellectual property rights. The Company has taken and will take all actions and necessary precautions to preserve the confidentiality of its trade secrets (including customer lists and customer databases). Section 3.10 of the Company Disclosure Schedule lists (i) all trademark and service mark registrations and applications owned by the Company or any of its Subsidiaries, (ii) license Contracts concerning Intellectual Property to which the Company or any of its Subsidiaries is a party and (iii) patents, patent applications and copyrights owned by the Company or any of its Subsidiaries.

   Section 3.11. Agreements, Contracts and Commitments.

    (a) Set forth in Section 3.11 of the Company Disclosure Schedule are all of the following to which the Company or any of its Subsidiaries is a party: (i) agreements, contracts, indentures or other instruments or arrangements ("Contracts") relating to Indebtedness (as defined below) in an amount exceeding $100,000, (ii) partnership, joint venture or limited liability agreements with any person, (iii) Contracts pursuant to which the Company or any of its Subsidiaries will or may be obligated to issue after the date of this Agreement any equity securities (including Company Common Stock) or any security convertible equity securities (including Company Common Stock), (iv) Contracts which provide for the payment or receipt of consideration by the Company in excess of $100,000 in any 12-month period, (v) Contracts to be performed after the date hereof which would be material contracts (as defined in Item 601(b)(10) of Regulation S-K of the SEC), (vi) Contracts which restrict the conduct of any line of business by the Company or any of its Subsidiaries,
(vii) Contracts which are not terminable by the Company within the next twelve months without the payment of any termination fee or penalty, (viii) all leases pursuant to which the Company leases compressors and related equipment that provide for lease payments of more than $100,000 on an annual basis and (ix) Contracts which include provisions relating to non-competition or non-solicitation or non-hiring of employees (collectively, the "Company Material Contracts"). "Indebtedness" means any liability in respect of (A) borrowed money, (B) capitalized lease obligations, (C) the deferred purchase price of property or services (other than trade payables in the ordinary course of business) and (D) guarantees of any of the foregoing incurred by any other person other than the Company or any of its wholly owned Subsidiaries.

    (b) (i) Each of the Company Material Contracts is valid and binding in accordance with its terms and is in full force and effect, (ii) there is no material breach or violation of or default by the Company or any of its

Subsidiaries under any of the Company Material Contracts, whether or not such breach, violation or default has been waived, and (iii) no event has occurred which, with notice or lapse of time or both, would constitute a material breach, violation or default, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a lien, prepayment or acceleration under any of the Company Material Contracts. To the knowledge of the Company, no counterparty to any Company Material Contract has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time, or both, could reasonably be expected to constitute a default or other breach under the provisions of, such the Company Material Contract.

   Section 3.12. Litigation. Except as set forth in Section 3.12 of the Company Disclosure Letter, (a) there is no action, suit or proceeding, claim, arbitration or investigation against the Company or any of its Subsidiaries pending, or as to which the Company or any of its Subsidiaries has received any written notice of assertion or, to the best knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries, before any Governmental Entity, domestic or foreign and (b) there is no judgment, order, injunction or decree of any Governmental Entity outstanding against the Company or any of its Subsidiaries.

   Section 3.13. Environmental Matters. (a) The Company is currently and has in the past been in compliance with all applicable Environmental Laws, (b) there are no existing or potential Environmental Liabilities and Costs of the Company or its Subsidiaries, (c) there are no Environmental Conditions on or related to any of the property owned or leased by the Company or its Subsidiaries, or the other assets of the Company or its Subsidiaries, (d) none of the Company or its Subsidiaries has received any notices from any governmental agency or other third party regarding the existence of any Hazardous Substance on any of the property owned or leased by the Company or its Subsidiaries alleging any violation of or noncompliance with any Environmental Law, or requiring the investigation, removal, clean-up, or remediation of any Environmental Condition whether or not on property owned or leased by the Company or its Subsidiaries,
(e) the Company is not subject to any enforcement or investigatory action by any governmental agency regarding an Environmental Condition with respect to any of the property owned or leased by the Company or its Subsidiaries, or any other property related in any way to the Company or its Subsidiaries, (f) there are no underground tanks or other underground storage receptacles for Hazardous Substances located on any of the property owned or leased by the Company or its Subsidiaries, (g) the Company has no knowledge of any leaks, releases, threats of releases, spills or discharge of fluids at any property owned or leased by the Company or its Subsidiaries, (h) there are no PCBs or asbestos located at or on any property owned or leased by the Company or its Subsidiaries and (i) true and correct copies of any environmental reports, audits, analysis, summary or assessments which have been conducted, either by or on behalf of the Company or its Subsidiaries, at any of the property currently or previously owned or leased by the Company or its Subsidiaries have been made available to Parent and Merger Sub. The Company and its Subsidiaries have no obligation to indemnify any other person, corporation or other entity with respect to any Environmental Liabilities and Costs.

   For purposes of this Section 3.13, the following definitions shall apply:

   "Environmental Laws" means all applicable foreign, federal, state and local statutes or laws, common law, judgments, orders, notice requirements, regulations, agency guidelines, policies, licenses, permits, rules and ordinances relating to pollution or protection of health, safety or the environment, including, but not limited to the Federal Water Pollution Control Act (33 U.S.C. (S) 251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. (S) 901 et seq.), Safe Drinking Water Act (42 U.S.C. (S) 000(f) et seq.), Toxic Substances Control Act (15 U.S.C. (S) 601 et seq.), Clean Air Act (42 U.S.C. (S) 401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. (S) 601 et seq.), each as amended, and other similar state and local statutes.

   "Environmental Condition" means the introduction into the environment of any pollution, including without limitation any contaminant, pollutant, hazardous or toxic waste, substance or material (whether or not upon the any of the property owned or leased by the Company or its Subsidiaries and whether or not such pollution constituted at the time thereof a violation of any Environmental Law as a result of any release of any kind of any toxic or hazardous waste, substance or material) as a result of which the Company (1) has or may become liable to any person, (2) is or was in violation of any Environmental Law, or
(3) by reason of which any of the property owned or leased by the Company or its Subsidiaries or other assets of the Company, may suffer or be subject to any lien.

   "Environmental Liabilities and Costs" means all liabilities, obligations, responsibilities, obligations to conduct cleanup, losses, damages, deficiencies, punitive damages, consequential damages, treble damages, costs and expenses (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies and responding to government requests for information or documents), fines, penalties, restitution and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any person or entity, whether based in contract, tort, implied or express warranty, strict liability, joint and several liability, criminal or civil statute, under any Environmental Law, or arising from environmental, health or safety conditions, as a result of past or present ownership, leasing or operation of any properties, owned, leased or operated by the Company or any of its Subsidiaries.

   "Hazardous Substances" means all pollutants, contaminants, chemicals, wastes, and any other carcinogenic, ignitable, corrosive, reactive, toxic or otherwise hazardous substance, material or waste (whether solid, liquid or gas) subject to regulation, control or remediation under Environmental Laws.

   Section 3.14. Employee Benefit Plans.

    (a) The following terms, when used in this Section 3.14, shall have the following meanings. Any of these terms may, unless the context otherwise requires, be used in the singular or the plural depending on the reference.

      (i) Benefit Arrangement. "Benefit Arrangement" shall mean any employment, consulting, severance or other similar contract, arrangement or policy and each plan, arrangement (written or oral), program, agreement or commitment providing for insurance coverage (including without limitation any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health, disability or accident benefits (including without limitation any "voluntary employees' beneficiary association" as defined in Section 501(c)(9) of the Code providing for the same or other benefits) or for deferred compensation, profit-sharing bonuses, stock options, stock appreciation rights, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which is not a Welfare Plan, Pension Plan or Multiemployer Plan and is entered into, maintained, contributed to or required to be contributed to, as the case may be, by the Company or an ERISA Affiliate or under which the Company or any ERISA Affiliate may incur any liability.

     (ii) Code. "Code" shall have the meaning set forth in the Preamble.

     (iii) Employee Plans. "Employee Plans" shall mean all Benefit Arrangements, Multiemployer Plans, Pension Plans and Welfare Plans.

     (iv) ERISA. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     (v) ERISA Affiliate. "ERISA Affiliate" shall mean any entity which is (or at any relevant time was) a member of a "controlled group of corporations" with, under "common control" with, or a member of an "affiliated service group" with, the Company as defined in Section 414(b),
  (c), (m) or (o) of the Code.

     (vi) Multiemployer Plan. "Multiemployer Plan" shall mean any
  "multiemployer plan," as defined in Section 3(37) of ERISA.

     (vii) Other Benefit Obligations. "Other Benefit Obligations" shall mean all obligations, arrangements or customary practices, whether or not legally enforceable, to provide benefits, other than salary or commissions, as compensation for services rendered, to present or former directors, employees or agents, other than obligations, arrangements and practices that are Employee Plans. Other Benefit Obligations include employment agreements, consulting agreements under which the compensation paid does not depend upon the amount of service rendered, sabbatical policies, severance payment policies and fringe benefits within the meaning of Code Section 132.

     (viii) Pension Plan. "Pension Plan" shall mean any "employee pension benefit plan" as defined in Section 3(2) of ERISA (other than a Multiemployer Plan) which the Company or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or, within the five years prior to the Closing Date, maintained, administered, contributed to or was required to contribute to, or under which the Company or any ERISA Affiliate may incur any liability.

     (ix) Welfare Plan. "Welfare Plan" shall mean any "employee welfare benefit plan" as defined in Section 3(1) of ERISA, which the Company or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or under which the Company or any ERISA Affiliate may incur any liability.

   (b) Section 3.14 of the Company Disclosure Schedule contains a complete list of the Employee Plans and Other Benefit Obligations. True and complete copies of each of the following documents have been delivered by the Company to
Parent: (i) each Employee Plan (and, if applicable, related trust agreements) and all amendments thereto, all written interpretations thereof and written descriptions thereof which have been distributed to employees and all annuity contracts or other funding instruments, (ii) the most recent determination or opinion letter issued by the Internal Revenue Service with respect to each Pension Plan and, if applicable, each Welfare Plan, (iii) for the three most recent plan years, Annual Reports on Form 5500 Series required to be filed with any governmental agency for each Pension Plan and Welfare Plan, (iv) all actuarial reports prepared for the last three plan years for each Employee Plan, (v) all documents that set forth the terms of each Other Benefit Obligation of the Company and its ERISA Affiliates for which a plan description or summary plan description is not required and (vi) all personnel, payroll and employment manuals and policies of the Company and its ERISA Affiliates.

     (c) (i ) Pension Plans. No Pension Plan is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code. Each Pension Plan has been maintained in compliance with its terms and, both as to form and in operation, is qualified and tax-exempt under the provisions of Code Section 401(a) and 501(a) and no fact or condition exists which would adversely affect such qualified status.

     (ii) Multiemployer Plans. Neither the Company nor any ERISA Affiliate has, at any time, contributed to, or been obligated to contribute to, or have any liability to any Multiemployer Plan.

     (iii) Welfare Plans.

        (A) None of the Company, any ERISA Affiliate or any Welfare Plan has any present or future obligation to make any payment to, or with respect to any present or former employee of the Company or any ERISA Affiliate pursuant to, any retiree medical benefit plan, or other retiree Welfare Plan, except to the extent required by the Code or ERISA, and no condition exists which would prevent the Company from amending or terminating any such benefit plan or Welfare Plan.

       (B) Each Welfare Plan which is a "group health plan," as defined in
    Section 607(1) of ERISA, has been operated in material compliance with provisions of Parts 6 and 7 of Title I, Subtitle B of ERISA and Sections 4980B of the Code.

       (iv) Benefit Arrangements. Each Benefit Arrangement has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangement, including without limitation the Code.

     (v) Deductibility of Payments. There is no contract, agreement, plan or arrangement covering any employee or former employee of the Company (with respect to its relationship with such entities) that, individually or collectively, provides for the payment by the Company of any amount that is not deductible under Section 162(a)(1) or 404 of the Code,

     (vi) Foreign Employees. No Employee Plan covers foreign employees, other than resident aliens.

     (vii) Fiduciary Duties and Prohibited Transactions. None of the Company, any ERISA Affiliate or any plan fiduciary of any Employee Plan has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any "prohibited transaction," as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA, which could result in any material liability to the Company. The Company has not been assessed any civil penalty under
  Section 502(l) of ERISA.

     (viii) Litigation. There is no action, order, writ, injunction, judgment or decree outstanding or claim, suit, litigation, proceeding, arbitral action, letters requesting information, governmental audit, investigation or voluntary compliance resolution or closing agreement program proceeding relating to or seeking benefits under any Employee Plan that is pending, threatened or anticipated against the Company, any ERISA Affiliate or any Employee Plan.

     (ix) No Acceleration or Creation of Rights. Except as provided in
  Section 3.14 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement or other related agreements by the Company nor the consummation of the transactions contemplated hereby or the related transactions will result in the acceleration or creation of any rights of any person to benefits under any Employee Plan (including, without limitation, the acceleration of the vesting or exercisability of any stock options, the acceleration of the vesting of any restricted stock, the acceleration of the accrual or vesting of any benefits under any Pension Plan or the acceleration or creation of any rights under any severance, parachute or change in control agreement).

     (x) Other. The Company and its ERISA Affiliates have performed all of their obligations under all the Employee Plans and Other Benefit Obligations of the Company and its ERISA Affiliates. No statement, either written or oral, has been made by the Company or any ERISA Affiliate to any person with regard to any Employee Plan or Other Benefit Obligation that was not in accordance with the Employee Plan or Other Benefit Obligation and that could have, individually or in the aggregate, a material adverse effect on the Company or such ERISA Affiliate. All tax, annual reporting and other governmental filings required by ERISA and the Code as to each Plan of the Company or its ERISA Affiliates have been timely filed with the appropriate governmental agency, and all notices and disclosures to participants of such Plans required by either ERISA or the Code have been timely provided to such participants. No amount, nor any asset of any Employee Plan of the Company and its ERISA Affiliates is subject to tax as unrelated business taxable income.

   Section 3.15. Compliance with Law; Authorizations.

   (a) The Company, each of its Subsidiaries and the conduct of their respective businesses is and has been in compliance with all applicable Regulations and judgments, decisions or orders entered by any Governmental Entity relating to the business, operations, assets or properties of the Company and each of its Subsidiaries. "Regulations" shall mean any laws, statutes, ordinances, regulations, rules, notice requirements, agency guidelines and orders of any Governmental Entity. Neither the Company nor any of its Subsidiaries has received any written or, to its knowledge, other notice to the effect that, or otherwise been advised that, it is not in or may not be in compliance with any Regulations, and neither the Company nor any of its Subsidiaries have any reason to anticipate that any currently existing circumstances are or have been likely to result in violations of any Regulations.

   (b) The Company and each of its Subsidiaries have all licenses, permits, authorizations and approvals issued by Governmental Entities (collectively, "Permits"), all of which are currently valid and in full force and effect, necessary to carry on their respective businesses as presently conducted and as proposed to be conducted.

   Section 3.16. Registration Statement and Proxy Statement. The information to be supplied by the Company for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with or declared effective by the SEC or at the date of the Company Stockholders' Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The Proxy Statement shall not, on the date the Proxy Statement is first mailed to shareholders of the Company, at the time of the Company Shareholders' Meeting, or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading (excluding any statement based upon information supplied by Parent for inclusion in the Proxy Statement).

   Section 3.17. Labor Matters. (i) There are no controversies pending or, to the best knowledge of the Company, threatened between the Company or any of its Subsidiaries and any of their respective employees; (ii) to the knowledge of the Company, there are no activities or proceedings of any labor union to organize any non-unionized employees; and (iii) there are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before the National Labor Relations Board, or any similar foreign labor relations governmental bodies, or any current union representation questions involving employees of the Company or any of its Subsidiaries. The Company and its Subsidiaries are not parties to any collective bargaining agreements.

   Section 3.18. Insurance. The Company and its Subsidiaries maintain policies or binders of fire, liability, title, worker's compensation and other forms of insurance in a character and in amounts at least equivalent to that carried by persons engaged in similar businesses and which are sufficient for compliance with all requirements of law and of all Material Contracts to which the Company or any of its Subsidiaries is a party. The Company is not in default under any of such policies or binders, the Company has not failed to give any notice or to present any claim under any such policy or binder in a due and timely fashion, and such policies and binders are in full force and effect on the date hereof and shall be kept in full force and effect by the Company through the Closing Date.

   Section 3.19. Year 2000 Problem. The "Year 2000 Problem" (that is, the risk that computer applications used by any person may be unable to recognize and perform properly date-sensitive functions involving certain dates prior to and any date after December 31, 1999) did not and will not have a Company Material Adverse Effect.

   Section 3.20. Opinion of Financial Advisor. The financial advisors of the Company, Prudential Securities, delivered to the Company an opinion dated the date of this Agreement to the effect that the Merger Consideration is fair to the holders of the Company Common Stock from a financial point of view.

   Section 3.21. Brokers. None of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees have employed any broker, financial advisor or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement, except that the Company has retained Prudential Securities as its financial advisor, the arrangements with which have been disclosed in writing to Parent and Merger Sub prior to, and will not be modified subsequent to, the date of this Agreement.

   Section 3.22. Transactions With Affiliates. Other than the transactions contemplated by this Agreement and except to the extent disclosed in the Company SEC Reports filed prior to the date hereof or as disclosed in Section
3.23 of the Company Disclosure Schedule, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Company's affiliates or other persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

   Section 3.23. No Excess Parachute or Nondeductible Payments. Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Benefit Arrangement currently in effect does not constitute an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code and the proposed regulations thereunder). Neither the Company nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result, on account of the transactions contemplated hereunder, individually or in the aggregate, in any payment that would be nondeductible under Section 162(m) of the Code.

   Section 3.24. State Anti-Takeover Statutes. The Board of Directors of the Company has approved the terms of this Agreement and the Voting, Option and Disposition Agreement and the consummation of the transactions contemplated hereby and thereby, and such approvals are sufficient to render inapplicable to the Merger and the other transactions contemplated by this Agreement and the Voting, Option and Disposition Agreement the restrictions of Section 1090.3 of the OGCA. No other "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation applies or purports to apply to the Merger, this Agreement, the Voting, Option and Disposition Agreement or any of the transactions contemplated by this Agreement or the Voting, Option and Disposition Agreement.

   Section 3.25. Accuracy of Information. No representation or warranty by the Company contained in this Agreement or in any certificate to be furnished by or on behalf of the Company or its Subsidiaries pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading with respect to the Company and its Subsidiaries as a whole or the transactions contemplated by this Agreement.

   Section 3.26. Inventory. Except as set forth in Section 3.26 of the Company Disclosure Schedule, (i) all items of the Company's inventory and related supplies reflected on the Company Balance Sheet or thereafter acquired (and not subsequently disposed of in the ordinary course of business) are merchantable, for sale in the ordinary course of business at normal mark-ups, (ii) none of such items of the Company's inventory is obsolete (except to the extent accrued from the Company Balance Sheet) and (iii) each item of such inventory reflected on the Company Balance Sheet and the books and records of the Company is so reflected on the basis of a complete physical count and is valued at the lower of cost or market in accordance with GAAP.

   Section 3.27. Customers and Suppliers. Except for matters that reasonably could not be expected to have a Company Material Adverse Effect, no supplier or customer of the Company has advised the Company formally or informally that such customer or supplier intends to terminate, discontinue or substantially reduce its business with the Company and the Company does not expect the occurrence of the Effective Time to adversely affect such relationship.

                                  Article IV.

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

   Parent and Merger Sub represent and warrant to the Company that the statements contained in this Article IV are true and correct except as set forth herein and in the disclosure schedule delivered by Parent and Merger Sub to the Company on or before the date of this Agreement (the "Parent Disclosure Schedule"). The Parent Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV.

   Section 4.1. Organization. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or limited liability company power and authority to carry on its business as now being conducted and as proposed to be conducted. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing could not be expected, individually or in the aggregate, to have a material adverse effect on the business, properties, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole (a "Parent Material Adverse Effect"). Parent has delivered to the Company true and correct copies of the Certificate of Incorporation and Bylaws of each of Parent and Merger Sub, in each case as amended to the date and each of such documents is in full force and effect.

   Section 4.2. Authority; No Conflict; Required Filings and Consents.

   (a) Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Merger Sub have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub (as applicable) and constitutes the valid and binding obligation of Parent and Merger Sub (as applicable), enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor rights and to general equity principles.

   (b) The execution and delivery of this Agreement by Parent and Merger Sub (as applicable) does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or Bylaws of Parent or Merger Sub (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Parent or Merger Sub is a party or by which any of them or any of their properties or assets may be bound other than as disclosed in Section 4.2(b) of the Parent Disclosure Schedule, or (iii) subject to the governmental filings and other matters referred to in Section 4.2(c), conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Merger Sub or any of its or their properties or assets.

   (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) those required under or in relation to the HSR Act, (ii) state securities or "blue sky" laws, (iii) the Securities Act, (iv) the Exchange Act,
(v) the OGCA with respect to the filing and recordation of appropriate documents to effect the Merger and (vi) rules and regulations of the New York Stock Exchange ("NYSE").

   Section 4.3. Parent Common Stock. The shares of Parent Common Stock to be issued pursuant to Article I will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of Parent is entitled to preemptive rights as a result of the issuance of the Parent Company Stock hereunder. The Parent Common Stock to be issued in the Merger pursuant to
Article I will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities laws, in each case for delivery hereunder to holders of Company Common Stock. Parent has available for issuance a sufficient number of shares of authorized Parent Common Stock necessary to satisfy the obligations of Parent under this Agreement.

   Section 4.4. SEC Filings: Financial Statements. Parent has made available to the Company all forms, statements and documents filed by Parent with the SEC since April 1, 1997 (collectively, the "Parent SEC Reports"). The Parent SEC Reports (including any financial statements filed as a part thereof or incorporated by reference therein) (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not, at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in the light of the circumstances under which they were made, not misleading.

     (a) (i) Each of the consolidated financial statements (including, in each case, any related notes) of Parent contained in the Parent SEC Reports complied as to form in all material respects with the applicable rules, regulations and practices of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act) and fairly presented the consolidated financial position of Parent and its Subsidiaries as of the dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The audited balance sheet of Parent as of December 31, 1999 is referred to herein as the "Parent Balance Sheet."

       (ii) Parent maintains a system of accounting controls sufficient to provide reasonable assurances that (A) its transactions and those of its Subsidiaries are executed in accordance with management's general or specific authorization, (B) its transactions and those of its Subsidiaries are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, (C) access to its assets and those of its Subsidiaries is permitted only in accordance with management's general or specific authorization, and (D) the recorded accountability for its assets and those of its Subsidiaries is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

   Section 4.5. Proxy Statement/Registration Statement. The Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading (excluding any statement based upon information supplied by the Company for inclusion in the Proxy Statement). The information to be supplied by Parent for inclusion in the Registration Statement shall not on the date the Proxy Statement is first mailed to shareholders of the Company, at the time of the Company Stockholders' Meeting, and at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading.

   Section 4.6. Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, since March 31, 2000, there has not been any event, change or development which, individually or in the aggregate, could reasonably be expected to have a Parent Material Adverse Effect.

   Section 4.7. No Vote Required. No vote or approval of the holders of any class of Parent shares is necessary to approve this Agreement and the transactions contemplated hereby.

   Section 4.8. Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Merger Sub has not incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or entered into any agreement or arrangements with any person.

   Section 4.9. Brokers. None of Parent, any of its Subsidiaries, or any of their respective officers, directors or employees have employed any broker, financial advisor or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

   Section 4.10. Accuracy of Information. No representation or warranty by Parent or Merger Sub contained in this Agreement or in any certificate to be furnished by or on behalf of Parent or its Subsidiaries pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading with respect to Parent and its Subsidiaries as a whole or the transactions contemplated by this Agreement.

                                   Article V.

                                   COVENANTS

   Section 5.1. Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees as to itself and each of its Subsidiaries (except to the extent that Parent shall otherwise consent in writing) to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, and others having business dealings with it. Without limiting the generality of the foregoing and except as expressly contemplated by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, without the written consent of Parent, the Company shall not and shall not permit any of its Subsidiaries to:

      (i) adopt any amendment to its Certificate of Incorporation or Bylaws or comparable charter or organizational documents;

     (ii) (A) other than pursuant to the Prudential Agreement issue, pledge or sell, or authorize the issuance, pledge or sale of additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, or any other securities in respect of, in lieu of, or in substitution for, shares of Company Common Stock outstanding on the date hereof or (B) amend, waive or otherwise modify any of the terms of any option, warrant or stock option plan of the Company or any of its Subsidiaries, including without limitation, the Company Stock Options or the Company Option Plans;

     (iii) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than between any wholly owned Subsidiary of the Company and the Company or any other wholly owned Subsidiary of the Company;

     (iv) split, combine, subdivide, reclassify or other than pursuant to the Prudential Agreement, redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities;

     (v) (A) increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from the Company or any of its Subsidiaries), or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or grant any severance or termination pay to, or (B) enter into any employment or severance agreement with, any director, officer or employee of the Company or any of its Subsidiaries or establish, adopt, enter into, or amend any collective bargaining, Employee plan or Other Benefit Obligation, to the extent required by applicable Regulations;

     (vi) (A) sell, pledge, lease, dispose of, grant, encumber, or otherwise authorize the sale, pledge, disposition, grant or encumbrance of any material properties or assets of the Company or any of its Subsidiaries or
  (B) acquire (including, without limitation, by merger, consolidation, lease or acquisition of stock or assets) any corporation, partnership, other business organization or any business thereof (or a substantial portion of the assets thereof) or any other assets;

     (vii) (A) incur, assume or pre-pay any Indebtedness, except that the Company and its Subsidiaries may incur or pre-pay debt in the ordinary course of business consistent with past practice under existing lines of credit, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice, or (C) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments between any wholly-owned Subsidiary of the Company and the Company or another wholly-owned Subsidiary of the Company; provided, however, that in no event shall the Company or any of its Subsidiaries incur Indebtedness which is subject to any penalty, premium, "make-whole" or similar obligation in connection with pre-payment thereof;

     (viii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

     (ix) make or rescind any express or deemed election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, amend any Tax Return except in the ordinary course of business consistent with past practice, or, except as may be required by applicable law, make any change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the Company's consolidated federal income tax return for the taxable year ending December 31, 1998;

     (x) settle or consent to any judgment concerning any pending or threatened litigation involving the Company or any of its Subsidiaries (whether brought by a private party or a Governmental Entity);

     (xi) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures, unless required by GAAP or the SEC;

     (xii) modify, amend or terminate any of the Company Material Contracts or waive, release or assign any material rights or claims, except in the ordinary course of business consistent with past practice;

     (xiii) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time such that the condition to Closing set forth in Section 6.3(a) would not be likely satisfied;

     (xiv) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company's Affiliates which involves the transfer of consideration or has a financial impact on the Company, other than pursuant to such agreements, arrangements, or understandings existing on the date of this Agreement which are set forth in the Company Disclosure Schedule or in the Company SEC Reports filed prior to the date hereof;

     (xv) make any capital expenditures in excess of $100,000, individually or $300,000 in the aggregate;

     (xvi) amend, modify or terminate any standstill or confidentiality agreement or waive, release or assign any rights of the Company under any such agreement; or

     (xvii) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

   Section 5.2. Cooperation; Notice; Cure. Subject to compliance with applicable law, from the date hereof until the Effective Time, the Company shall confer on a regular basis with one or more representatives of

Parent to report on the general status of ongoing operations at the Company. Each of Parent and the Company shall promptly notify the other in writing of, and will use all commercially reasonable efforts to cure before the Closing Date, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that causes or will cause any covenant or agreement of such party under this Agreement to be breached or that renders or will render untrue any representation or warranty of such party contained in this Agreement. No notice given pursuant to this paragraph shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.

   Section 5.3. No Solicitation.

    (a) The Company shall not, directly or indirectly, through any officer, director, employee, financial advisor, representative or agent of such party
(i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, recapitalization, sale of substantial assets, sale or acquisition of shares of capital stock (including, without limitation, by way of a tender offer) or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), (ii) initiate or engage in negotiations or discussions with any person (or group of persons) other than the Parent or its respective affiliates (a "Third Party") concerning, or provide any non-public information to any person or entity relating to or in contemplation of, any Acquisition Proposal, or (iii) agree to or recommend any Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity or modifying or withdrawing its recommendation with respect to the transactions contemplated hereby or recommending an unsolicited bona fide written Acquisition Proposal to the stockholders of the Company, if and only to the extent that (1) a Third Party has made a written proposal to the Board of Directors of the Company to consummate an Acquisition Proposal, which proposal identifies a price to be paid for the outstanding securities or substantially all of the assets of the Company, (2) the Board of Directors of the Company believes in good faith, after consultation with its financial advisors, that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable to the stockholders of such party than the transaction contemplated by this Agreement, (3) the Board of Directors of the Company determines in good faith based on the written advice of outside legal counsel, that such action is required for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law, (4) the Company is not in breach of its obligations under this Section 5.3, and (5) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such Third Party, the Board of Directors of the Company receives from such Third Party an executed confidentiality and standstill agreement with terms no less favorable to such party than those contained in the Confidentiality Agreement dated July 8, 1999 between the Parent and the Company (the "Confidentiality Agreement") (an Acquisition Proposal meeting the requirements of each of clauses (1) through (5) above is referred to as a "Superior Proposal"); or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. The Company agrees not to release any Third Party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or who may reasonably be considered likely to make, an Acquisition Proposal, unless the Board of Directors of the Company determines in good faith based on the written advice of outside legal counsel, that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law.

   (b) The Company shall notify the Parent immediately after receipt by the Company or any of its subsidiaries (or any of their advisors) of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of such party by any Third Party that informs the Company or any of its subsidiaries (or any of their advisors) that it is interested in making, considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. The Company shall continue to keep the Parent informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated. Notwithstanding the foregoing, the Company shall not accept or enter into any agreement concerning a Superior Proposal for a period of at least five business days after the Parent's receipt of the notification of the terms thereof pursuant the second preceding sentence, during which period the Parent shall be afforded the opportunity to beat or improve upon the terms and conditions contained in such Superior Proposal.

   (c) The Company has terminated any direct or indirect (through any officer, director, employee, financial advisor, representative or agent of such party) discussions or negotiations with, and the provision of information or data to, any person (other than the Parent) respecting an Acquisition Proposal.

   Section 5.4. Preparation of Proxy Statement/Registration; Company Shareholder Meeting.

    (a) As promptly as practicable after the execution of this Agreement, Parent shall prepare and the Company shall cooperate therewith, and the Company shall file with the SEC, a proxy statement/prospectus (the "Proxy Statement") to be sent to the shareholders of the Company in connection with the Company Stockholders' Meeting to consider the Merger and the issuance of Parent Common Stock in connection therewith, and Parent shall prepare and file with the SEC a registration statement on Form S-4 pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered under the Securities Act (the "Registration Statement") and the Company shall cooperate therewith, in which the Proxy Statement will be included as a prospectus. Parent may delay the filing of the Registration Statement until after the Proxy Statement has been declared effective. Parent and the Company shall use reasonable best efforts to cause the Registration Statement to become effective as soon after filing as practicable. The Proxy Statement shall include the unanimous recommendation of the Board of Directors of the Company (with one director absent) in favor of this Agreement and the Merger unless the Board changes such recommendation pursuant to clause (e) below. Parent and the Company shall make all other necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder. If at any time before the Effective Time any event relating to the Company or Parent, or any of its affiliates, officers, or directors, is discovered by the Company or Parent, respectively, that should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, such party shall promptly so inform the other.

   (b) The Company shall take all action necessary to cause the representation set forth in Section 3.16 to be true and correct at all applicable times with respect to each of the Proxy Statement and the Registration Statement.

   (c) Parent shall take all action necessary to cause the representation set forth in Section 4.5 to be true and correct at all applicable times with respect to each of the Proxy Statement and the Registration Statement.

   (d) As soon as reasonably practicable, the Company and Parent shall take all such actions as may be necessary to comply with state "blue sky" or securities laws in connection with the transactions contemplated by this Agreement.

   (e) The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the "Company Stockholders' Meeting") for the purpose of obtaining the Required Company Votes with respect to this Agreement. The Board of Directors of the Company shall unanimously declare advisable and recommend adoption of this Agreement by the stockholders of the Company and, upon Parent's request, reconfirm such recommendation (provided that the Board of Directors of the Company need not make or reconfirm such recommendation (1) (x) if at the time that it would otherwise be required to make or reconfirm such recommendation the Company is not then in breach of its obligations under
Section 5.3 and (y) in such event, if and only to the extent that the Board of Directors of the Company concludes in good faith (after having consulted with and considered the advice of outside legal counsel) in connection with the receipt of a Superior Proposal that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable law, or (2) if no other Acquisition Proposal is pending or in Parent's reasonable judgment likely to become pending). Notwithstanding the foregoing, the Company shall use its best efforts to solicit such adoption, and the Company shall nevertheless submit this Agreement to its stockholders for consideration.

   Section 5.5. Access to Information. Upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of Parent, access, during normal business hours during the period prior to the Effective Time, to all its personnel, properties, books, contracts, commitments and records and, during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to the other (a) copies of monthly financial reports and acquisition related reports, (b) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (c) all other information concerning its business, properties and personnel as Parent may reasonably request. Parent will hold any such information furnished to it by the Company which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 5.5 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

   Section 5.6. Legal Conditions to Merger.

    (a) The Company and Parent shall each use their best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable law to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or Parent or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including, without limitation, the Merger, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable law; without limiting the foregoing, the parties shall undertake all reasonable efforts to cause to be filed all requisite filings under the HSR Act within 10 business days of the date of this Agreement. The Company and Parent shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and Parent shall use their best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the transactions contemplated by this Agreement.

   (b) Parent and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective best efforts to obtain any government clearances required for Closing (including through compliance with the HSR Act), to respond to any government requests for information, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Order") that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal or state antitrust or fair trade law. Parent shall be entitled to direct any proceedings or negotiations with any Governmental Entity relating to any of the foregoing, provided that it shall afford the Company a reasonable opportunity to participate therein. Notwithstanding anything to the contrary in this Section 5.6, neither Parent nor the Company nor any of their respective Subsidiaries shall be required to take any action that would reasonably be expected to substantially impair the overall benefits expected, as of the date hereof, to be realized from the consummation of the Merger or the divestiture or holding separate of any assets or businesses.

   (c) Each of the Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their best efforts to obtain any third party consents related to or required in connection with the Merger that are set forth on Schedule 5.6(c) (collectively, the "Required Consents").

   Section 5.7. Publicity. Parent and the Company shall agree on the form and content of the initial press release regarding the transactions contemplated hereby and thereafter shall consult with each other before issuing, and use all reasonable efforts to agree upon, any press release or other public statement with respect to any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

   Section 5.8. Tax-Free Reorganization. Parent and the Company shall each use their respective best efforts to cause the Merger to be treated as a "reorganization" within the meaning of Section 368(a) of the Code.

   Section 5.9. Affiliate Agreements. Upon the execution of this Agreement, the Company will provide Parent with a list of those persons who are, in the Company's reasonable judgment, "affiliates" of the Company within the meaning of Rule 145 (each such person who is an "affiliate" of the Company within the meaning of Rule 145 is referred to as an "Affiliate") promulgated under the Securities Act ("Rule 145"). The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list and shall notify Parent in writing regarding any change in the identity of its Affiliates prior to the Closing Date. The Company shall use its best efforts to deliver or cause to be delivered to Parent by August 15, 2000 (and in any case prior to the Effective Time) from each of its Affiliates, an executed Affiliate Agreement, in form and substance satisfactory to Parent (an "Affiliate Agreement"). Parent shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by such Affiliates of the Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Affiliate Agreements (provided that such legends or stop transfer instructions shall be removed, one year after the Effective Date, upon the request of any stockholder that is not then an Affiliate of Parent).

   Section 5.10. NYSE Listing. Parent shall promptly prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock to be issued in the Merger, and shall use all reasonable efforts to cause such shares to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

   Section 5.11. Prudential Agreement. Parent, the Company and the Prudential Insurance Company of America ("Prudential") shall enter into an agreement with respect to the repayment of certain subordinated notes, on terms and conditions satisfactory to each of the Parent, the Company and Prudential (the "Prudential Agreement").

   Section 5.12. Indemnification.

   (a) From and after the Effective Time, Parent agrees that it will, and will cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Oklahoma law and its Certificate of Incorporation or Bylaws in effect on the date hereof to indemnify such Indemnified Party.

   (b) For a period of three years after the Effective Time, Parent shall maintain or shall cause the Surviving Corporation to maintain (to the extent available in the market) in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (copies of which have been heretofore delivered by the Company to Parent) with coverage in amount and scope at least as favorable as the Company's existing coverage; provided that in no event shall Parent or the Surviving Corporation be required to expend in the aggregate in excess of 150% of the annual premium currently paid by the Company for such coverage; and if such premium would at any time exceed 150% of the such amount, then Parent or the Surviving Corporation shall maintain insurance policies which provide the maximum and best coverage available at an annual premium equal to 150% of such amount.

   (c) The provisions of this Section 5.12 are intended to be an addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

   Section 5.13. Letter of the Company's Accountants. The Company shall use reasonable efforts to cause to be delivered to Parent and the Company a letter of Arthur Andersen LLP, the Company's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Parent, in form reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

   Section 5.14. Stockholder Litigation. The Company shall give Parent the reasonable opportunity to participate in the defense of any stockholder litigation against the Company and its directors relating to the transactions contemplated hereby.

   Section 5.15. Stock Exchange Listing. Parent and the Company agree to continue the listing and quotation of Parent Common Stock and Company Common Stock on the NYSE and the AMEX, respectively, during the term of this Agreement though the Effective Time.

   Section 5.16. Employee Benefits. Parent and the Company agree that the Company and the Surviving Corporation shall pay promptly or provide when due all compensation and benefits required to be paid pursuant to the terms of any Employee Plan or Other Benefit Obligation as disclosed to Parent as of the Effective Time. The Company shall take all action necessary to terminate its 401(k) Plan (the "Company 401(k) Plan") in compliance with applicable law, no later than immediately prior to the Effective Time. On or as soon as administratively practicable following the Effective Time employees who were participants in the Company 401(k) Plan shall be eligible to participate in the 401(k) Plan sponsored by Parent or one of its Subsidiaries ("Parent 401(k) Plan"). At the election of participants, Parent 401(k) Plan shall accept rollovers from the Company 401(k) Plan. Nothing herein shall require the continued employment of any person. Years of service with the Company and its Subsidiaries prior to the Effective Time shall be treated as service with the Surviving Corporation or Parent for eligibility and vesting purposes and for purposes of vacation and severance pay accruals, except to the extent such treatment will result in the duplication of benefits.

   Section 5.17. Fees and Expenses. Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses. "Expenses" means all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby.

                                  Article VI.

                              CONDITIONS TO MERGER

   Section 6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or waiver by each party prior to the Effective Time of the following conditions:

    (a) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

   (b) No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule, regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

   (c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

   (d) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE.

   (e) Stockholder Approval. The Required Company Vote shall have been obtained.

   Section 6.2. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions prior to the Effective Time, any of which may be waived in writing exclusively by the Company:

   (a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement that is qualified as to materiality or Parent Material Adverse Effect shall have been true and correct when made and shall be true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), and (ii) each of the representations and warranties of each of Parent and Merger Sub that is not so qualified shall have been true and correct when made and shall be true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), except for such inaccuracies as could not be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, and the Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent to such effect with respect to both (i) and (ii) above.

   (b) Performance of Obligations of Parent. Parent shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Parent Material Adverse Effect and shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified as to materiality, and the Company shall have received a certificate of an executive officer of Parent to such effect.

   Section 6.3. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions prior to the Effective Time, any of which may be waived in writing exclusively by Parent:

   (a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in this Agreement that is qualified as to materiality or Company Material Adverse Effect shall have been true and correct when made and shall be true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), and (ii) each of the representations and warranties of the Company that is not so qualified shall have been true and correct in all material respects when made and shall be true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), except for such inaccuracies as could not be expected, individually or in the aggregate, to have a Company Material Adverse Effect, and Parent and Merger Sub shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect with respect to both (i) and (ii) above.

   (b) Performance of Obligations. The Company shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Company Material Adverse Effect and shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified as to materiality or Company Material Adverse Effect, and Parent and Merger Sub shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.

   (c) Regulatory Approvals. All consents, approvals, orders, authorizations of, or registrations, licenses, declarations or filings with, any Governmental Entity required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approval shall contain any conditions, limitations or restrictions which Parent reasonably determines in good faith will have or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect.

   (d) Absence of Certain Changes or Events. Since the date of this Agreement, there shall not have been any event, development or change of circumstance that constitutes, has had, or to have, individually or in the aggregate, or could be expected to have a Company Material Adverse Effect.

   (e) Required Consents. All Required Consents shall have been obtained, and the Company shall have provided evidence thereof to the Parent, which evidence shall be reasonably satisfactory to Parent.

   (f) Non-Competition Agreements. Two-year non-competition agreements, substantially in the form attached as Exhibit C hereto, shall have been executed and delivered to Parent by all officers of the Company and affiliates of the Company as requested by Parent, including, but not limited to, Ray C. Davis and Kelcy L. Warren.

   (g) Prudential Agreement. Parent, the Company and Prudential shall have entered into the Prudential Agreement, and the Prudential Agreement shall be in full force and effect as of the Effective Time or shall have been consummated prior to the Effective Time.

   (h) Affiliate Agreements. Parent shall have received an Affiliate Agreement from each Person identified as an Affiliate pursuant to Section 5.9.

   (i) Suits; Actions. No suit, action, investigation or other proceeding by any Governmental Entity shall have been instituted and be pending which imposes, seeks to impose or reasonably would be expected to impose any remedy, condition or restriction that would have a Company Material Adverse Effect or that would materially restrict Parent's ownership or operation of the Company (except as provided in Section 5.6(b)).

   (j) Dissenting Shares. The number of shares of Company Common Stock with respect to which dissenters' rights have been asserted under the OGCA shall not exceed 7.5% of the number of outstanding shares of Company Common Stock.

   (k) Fairness Opinion. The Company's financial advisor, Prudential Securities, shall have rendered a fairness opinion with respect to this Agreement and the transactions contemplated hereby, and such opinion shall not have been withdrawn or adversely modified.

   (l) Estis Promissory Notes. All principal and accrued interest thereon under the promissory notes made by Dennis W. Estis and Barbara Estis in favor of the Company having principal amounts of $217,250 and $114,507 respectively, shall have been paid in full.

                                  Article VII.

                           TERMINATION AND AMENDMENT

   Section 7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 7.1(b) through 7.1(h), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

    (a) by mutual written consent of the Company and Parent; or

   (b) by either Parent or the Company if the Merger shall not have been consummated by six months from signing (the "Outside Date"), provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

   (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

   (d) by Parent or the Company, if, at the Company Stockholders' Meeting (including any adjournment or postponement), the requisite vote of the stockholders of the Company in favor of the approval and adoption of this Agreement and the Merger shall not have been obtained; or

   (e) By Parent if (i) the Board of Directors of the Company shall have withdrawn, or adversely modified, or failed (upon Parent's request) to reconfirm its recommendation of the Merger or this Agreement (or determined to do so); (ii) the Board of Directors of the Company shall have determined to recommend to the shareholders of the Company that they approve an Acquisition Proposal other than that contemplated by this Agreement or shall have determined to accept a Superior Proposal; (iii) a tender offer or exchange officer that, if successful, would result in any person or "group" becoming a "beneficial owner" (such terms having the meaning in this Agreement as is ascribed under Regulation 13D under the Exchange Act) of 20% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or an Affiliate of Parent) and the Board of Directors of the Company fails to recommend that the shareholders of the Company not tender their shares in such tender or exchange offer; (iv) any person (other than Parent or an Affiliate of Parent) or "group" becomes the "beneficial owner" of 20% or more of the outstanding shares of Company Common Stock; or (v) for any reason the Company fails to call or hold the Company Shareholders Meeting by the Outside Date; or

   (f) by the Company, prior to the Required Company Vote if, as a result of a Superior Proposal received by such party from a Third Party, the Board of Directors of the Company determines in good faith, based on written advice of outside legal counsel, that accepting such Superior Proposal is required for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law; provided, however, that (i) no termination shall be effective pursuant to this Section 7.1(f) under circumstances in which a termination fee is payable by the Company pursuant to Section 7.3(b)(iv), unless concurrently with such termination, such termination fee is paid in full by the Company in accordance with Section 7.3(b)(iv) and (ii) the Company's right to terminate under this paragraph (f) shall not be available if the Company has breached Section 5.3; or

   (g) by Parent or the Company, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach will cause the conditions set forth in Section 6.2(a) or (b) (in the case of termination by the Company) or Section 6.3(a) or (b) (in the case of termination by Parent) not to be satisfied.

   Section 7.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company, or their respective officers, directors, stockholders or Affiliates, except as set forth in Section 7.3 and Article VIII and except that such termination shall not limit liability for a willful breach of this Agreement; provided that, the provisions of Section 7.3 of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

   Section 7.3. Fees and Expenses.

   (a) (i) In addition to any payment required by Section 7.3(b), if this Agreement is terminated pursuant to Section 7.1(d), (e), (f) or by Parent pursuant to Section 7.1(b) (but only if such termination is due to the failure of the condition specified in Section 6.3(g) to be satisfied) or 7.1(g), then the Company shall pay Parent an amount equal to the sum of Parent's Expenses up to an amount equal to $750,000.

   (ii) If this Agreement is terminated pursuant to Section 7.1(g) by the Company, then Parent shall pay the Company an amount equal to the sum of the Company's expenses up to an amount equal to $750,000.

   (b) The Company shall pay Parent a termination fee of $1,665,000 upon the earliest to occur of the following events:

     (i) the termination of this Agreement by Parent pursuant to Section 7.1(b), if such termination is due to the failure of the condition specified in Section 6.3(g) to be satisfied;

     (ii) the termination of this Agreement pursuant to Section 7.1(d);

     (iii) the termination of this Agreement pursuant to Section 7.1(e);

     (iv) the termination of this Agreement pursuant to Section 7.1(f); or

     (v) the termination of this Agreement by Parent pursuant to Section
  7.1(g).

   (c) The Company's or Parent's satisfaction of its obligations under this
Section 7.3 shall be the sole and exclusive remedy of Parent against the Company and the Company against Parent and Merger Sub, as the case may be, and their respective directors, officers, employees, agents, advisors or other representatives with respect to the occurrences giving rise to such payment and the termination of this Agreement; provided that this limitation shall not apply in the event of a willful breach of this Agreement by the Company or Parent.

   (d) Fees payable pursuant to Section 7.3(b)(iv) shall be paid concurrently with the event described in Section 7.3(b)(iv). Fees pursuant to Section 7.3(b)(i), (ii), (iii) or (v) shall be paid within two business days of the first to occur of the events described in Section 7.3(b)(i), (ii), (iii) or
(v). Expenses payable pursuant to Section 7.3(a) shall be paid with two business days of delivery to the Company or Parent, as the case may be, of a demand for payment and a documented itemization setting forth in reasonable detail all Expenses of Parent or the Company (which itemization may be supplemented and updated from time to time by Parent or the Company until the 60th day after Parent or the Company delivers such notice of demand for payment). All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated by Parent or the Company, as the case may be.

   Section 7.4. Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

   Section 7.5. Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained here. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                 Article VIII.

                                 MISCELLANEOUS

   Section 8.1. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in Sections 1.3, 5.12, 5.16 and 5.17 and Articles II and VIII, and the agreements of the Affiliates delivered pursuant to Section 5.9. The Confidentiality Agreement shall survive the execution and delivery of this Agreement.


   Section 8.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

   (a) if to the Company, to

       OEC Compression Corporation
       2501 Cedar Springs Road, Suite 600
       Dallas, Texas 75201
       Attn: President
       Telecopy: (214) 954-9584

       with a copy to

       Schlanger, Mills, Mayer & Silver, LLP
       109 North Post Oak Lane, Suite 300
       Houston, Texas 77024
       Attn: Kyle Longhofer
       Telecopy: (713) 785-2091

   (b) if to Parent, to

       Hanover Compressor Company
       12001 N. Houston Rosslyn Road
       Houston, Texas 77086
       Attn: Michael J. McGhan
       Telecopy: (281) 447-0821

       with a copy to:

       Latham & Watkins
       233 South Wacker Drive
       Suite 5800
       Chicago, Illinois 60606
       Attn: Richard Meller, Esq.
       Telecopy: (312) 993-9767

   Section 8.3. Interpretation; Certain Definitions. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." "Knowledge" or "to the knowledge of" of the Company or any of its Subsidiaries means the actual knowledge of Jack Brannon, Ray C. Davis, Kelcy L. Warren, Dan McCormick and Dennis W. Estis. "Person" or "person" has the meaning given to it in Section 3(a) of the Exchange Act. The term "affiliate" has the meaning given to it in Rule 12b-2 under the Exchange Act.

   Section 8.4. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

   Section 8.5. Entire Agreement; No Third Party Beneficiaries. This Agreement and all documents and instruments referred to herein (a) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 5.12, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; provided that the Confidentiality Agreements shall remain in full force and effect until the Effective Time. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, none of Parent, Merger Sub or the Company makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any of them or their respective representatives of any documentation or other information with respect to any one or more of the foregoing.

   Section 8.6. Governing Law. The laws of the State of Oklahoma shall govern the interpretation, validity and performance of the terms of this Agreement, regardless of the law that might be applied under principles of conflicts of law. Any suit, action or proceeding by a party hereto with respect to this Agreement, or any judgment entered by any court in respect of any thereof, may be brought in any state or federal court of competent jurisdiction in Houston, Texas, and each party hereto hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment. Nothing herein shall in any way be deemed to limit the ability of a party hereto to serve any such writs, process or summonses in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any state or federal court of competent jurisdiction in Houston, Texas, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum. No suit, action or proceeding against a party hereto with respect to this Agreement may be brought in any court, domestic or foreign, or before any similar domestic or foreign authority other than in a court of competent jurisdiction in Houston, Texas, and each party hereto hereby irrevocably waives any right which it may otherwise have had to bring such an action in any other court, domestic or foreign, or before any similar domestic or foreign authority.

   Section 8.7. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct or indirect Subsidiary of Parent which is controlled (as such term is defined in Regulation S-X under the Exchange Act) by Parent without the consent of the Company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

   IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

                                          HANOVER COMPRESSOR COMPANY

                                          By: _________________________________
                                          Its: ________________________________
                                          Title: ______________________________

                                          CADDO ACQUISITION CORPORATION

                                          By: _________________________________
                                          Its: ________________________________
                                          Title: ______________________________

                                          OEC COMPRESSION CORPORATION

                                          By: _________________________________
                                          Its: ________________________________
                                          Title: ______________________________

                                                                         Annex I

                                Key Stockholders

   HACL, Ltd.

   Energy Investors Joint Venture

                          AMENDMENT NO. 1 TO AGREEMENT
                               AND PLAN OF MERGER

   THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of November 14, 2000 and is by and among Hanover Compressor Company, a Delaware corporation ("Parent"), Caddo Acquisition Corporation, an Oklahoma corporation and a direct, wholly owned subsidiary of Parent ("Merger Sub"), and OEC Compression Corporation, an Oklahoma corporation (the "Company"). Terms used and not defined herein shall have the meanings assigned to them in the Agreement and Plan of Merger dated as of July 13, 2000 by and among the Parent, Merger Sub and the Company (the "Merger Agreement").

                                   RECITALS:

   A. Parent, Merger Sub and the Company entered into the Merger Agreement as of July 13, 2000; and

   B. Parent, Merger Sub and the Company desire to amend the Merger Agreement as set forth in this Amendment.

                                   AGREEMENT:

   NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

   1. The second sentence of Section 3.2 of the Merger Agreement is amended to read in its entirety as follows: "As of the date hereof, (i) 37,060,776 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 320,445 shares of Company Common Stock are held in the treasury of the Company or by Subsidiaries of the Company, and (iii) no shares of Company Preferred Stock are issued and outstanding."

   2. Sections 5.11 and 6.3(g) of the Merger Agreement are deleted in their entirety. Parent and Merger Sub hereby waive any rights they may have as a result of the breach or non-fulfillment of the requirements of such Sections prior to the date of this Amendment.

   3. Section 6.3(d) of the Merger Agreement is amended to read in its entirety as follows:

     (d) Absence of Certain Changes or Events. Since the date of this Agreement there shall not have been any event, development or change of circumstance that constitutes, has had, or, individually or in the aggregate, could be expected to have a Company Material Adverse Effect. Solely for purposes of this Section 6.3(d), a Company Material Adverse Effect shall have been deemed to occur only if it results from: (i) natural disasters or acts of God; (ii) war, terrorism or civil strife; (iii) criminal acts or civil fraud; or (iv) willful misconduct of the Company's officers.

   4. Section 7.1(b) of the Merger Agreement is amended to read in its entirety as follows:

     (b) by either Parent or the Company if the Merger shall not have been consummated by March 1, 2001 (the "Outside Date"), provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

   5. The following is added as the last sentence of Section 8.3 of the Merger
Agreement: "Knowledge" or "to the knowledge of" Parent or Merger Sub means the actual knowledge of Michael J. McGhan, William S. Goldberg and Charles A. Erwin.

   6. As of the date of this Amendment, to the knowledge of Parent and Merger Sub, there has not been any event, development or change of circumstance that constitutes, has had, or, individually or in the aggregate, could be expected to have a Company Material Adverse Effect (as such term is used in Section 6.3(d) of the Merger Agreement, as amended by this Amendment).

   7. As of the date of this Amendment, to the knowledge of Parent and Merger Sub, the Company has not breached any of the representations and warranties contained in Article III of the Merger Agreement.

   8. The Merger Agreement, as amended by this Amendment, and all documents and instruments referred to in the Merger Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 5.12 of the Merger Agreement, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; provided that the Confidentiality Agreements shall remain in full force and effect until the Effective Time.

   9. The laws of the State of Oklahoma shall govern the interpretation, validity and performance of the terms of this Amendment, regardless of the law that might be applied under principles of conflicts of law.

   10. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

               [Remainder of this page intentionally left blank;
                            Signature page follows]

   IN WITNESS WHEREOF, each of the parties hereto has executed this Amendment or caused this Amendment to be duly executed on its behalf by its officer thereunto duly authorized, as of the day and year first above written.

                                          HANOVER COMPRESSOR COMPANY
                                          a Delaware corporation

                                          By: _________________________________
                                          Name: Michael J. McGhan
                                          Title: Chief Executive Officer

                                          CADDO ACQUISITION CORPORATION
                                          an Oklahoma corporation

                                          By: _________________________________
                                          Name: Michael J. McGhan
                                          Title: Chief Executive Officer

                                          OEC COMPRESSION CORPORATION
                                          an Oklahoma corporation

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

PRIVATE AND CONFIDENTIAL

                                                                   July 14, 2000

The Board of Directors
OEC Compression Corporation
2501 Cedar Springs Road
Suite 600
Dallas, TX 75201

Members of the Board of Directors:

   We understand that Hanover Compressor Company ("Hanover"), Caddo Acquisition Corporation, a wholly-owned subsidiary of Hanover ("Merger Sub") and OEC Compression Corporation (the "Company") have entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub shall merge with and into the Company (the "Merger"). In the Merger, each share of the Company's common stock, par value $.01 per share ("Company Common Stock") outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a number of fully paid and nonassessable shares of common stock, par value $.001 per share, of Hanover ("Hanover Common Stock") equal to the quotient of (a) $1.00 divided by (b) the Hanover Price (the "Consideration"). The Hanover Price equals the average of the closing sales price per share of Hanover Common Stock for the twenty consecutive trading days immediately preceding the second business day prior to the effective date of the Merger; provided, however, that in no event will the Hanover Price be less than $30 or greater than $32.50. In addition, we understand that certain stockholders of the Company who in the aggregate own shares of Company Stock representing 43% of the currently issued and outstanding shares of Company Common Stock have entered into a Voting and Disposition Agreement (the "Voting and Disposition Agreement") with Hanover, contemporaneously with the execution of the Merger Agreement, pursuant to which each such stockholder agrees, among other things, to vote all shares of Company Common Stock owned by such stockholder in favor of the Merger.

   You have requested our opinion as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock in the Merger.

   In conducting our analysis and arriving at the opinion expressed herein, we have reviewed such materials and considered such financial and other factors we deemed relevant under the circumstances, including:

     (i) a draft, dated July 12, 2000, of the Merger Agreement;

     (i) a draft, dated July 11, 2000, of the Voting and Disposition
  Agreement;

     (i) certain publicly available historical financial and operating data concerning the Company including, but not limited to: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999; (b) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000; (c) and the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on July 13, 2000.

     (i) certain internal financial statements and other financial and operating data relating to the Company, including financial forecasts for the fiscal years ending December 31, 2000 through December 31, 2004, prepared by the management of the Company;

     (i) publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed reasonably similar to that of the Company or otherwise relevant to our inquiry;

     (i) the financial terms of certain recent transactions we deemed relevant to our inquiry;

     (i) the historical stock prices and trading volumes of Company Common Stock; and

     (i) such other financial studies, analyses and investigations that we deemed appropriate.

   We have assumed, with your consent, that the drafts of the Merger Agreement and the Voting and Disposition Agreement which we reviewed will conform in all material respects to those documents when in final form.

   We have met with the senior management of the Company and Hanover to discuss: (i) the past and current operating and financial condition of the Company and Hanover, respectively; (ii) the prospects for the Company and Hanover, respectively; (iii) their estimates of the future financial performance of the Company and Hanover, respectively; and (iv) such other matters that we deemed relevant.

   In connection with our review and analysis and in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information that is publicly available or was provided to us by the Company and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company.

   With respect to certain financial forecasts provided to us by senior management of the Company, we have assumed that such information (and the assumptions and bases therefor) represents senior management's best currently available estimate as to the future financial performance of the Company. Our opinion is necessarily based on economic, financial and market conditions as they exist and can only be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

   Our opinion does not address nor should it be construed to address the relative merits of the Merger or alternative business strategies that may be available to the Company.

   As you know, we have been retained by the Company to render this opinion and will receive a fee upon rendering this opinion. In the ordinary course of business we may actively trade the shares of Company Common Stock for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Prudential Insurance Company of America ("Prudential Insurance"), of which Prudential Securities Incorporated is an indirect wholly-owned subsidiary, is the holder of a subordinated note of the Company in the principal amount of $15,000,000. Prudential Insurance has agreed to surrender to the Company such note contemporaneously with the closing of the merger in exchange for a partial prepayment of $7,280,000 in cash and delivery of newly issued shares of Company Common Stock for the remaining outstanding principal amount.

   This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not constitute a recommendation to the stockholders of the Company as to how such stockholders should vote regarding the Merger or as to any other action such stockholders should take regarding the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent; except that the Company may include this opinion in its entirety in any proxy statement or other document distributed to the Company's stockholders and filed with the Securities and Exchange Commission.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Common Stock in the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          PRUDENTIAL SECURITIES INCORPORATED

                                                                         ANNEX C

                        VOTING AND DISPOSITION AGREEMENT

   This VOTING AND DISPOSITION AGREEMENT, dated as of July 13, 2000 (this "Agreement"), by and among Hanover Compressor Company, a Delaware corporation ("Parent"), and the undersigned holders (collectively, the "Holders" and each a "Holder") of shares of common stock, par value $.01 per share ("Company Common Stock"), of OEC Compression Corporation, an Oklahoma corporation (the "Company").

                                    RECITALS

   WHEREAS, the Company, Parent and Caddo Acquisition Corporation, an Oklahoma corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"; capitalized terms used and not defined herein having the meanings given them in the Merger Agreement), pursuant to which Merger Sub would be merged with and into the Company (the "Merger"), and each outstanding share of Company Common Stock would be converted into the right to receive shares of common stock, par value $.001 per share, of Parent ("Parent Common Stock");

   WHEREAS, as a condition of its entering into the Merger Agreement, Parent has requested each Holder to agree, and each Holder hereby agrees, to enter into this Agreement;

   WHEREAS, prior to the date hereof, Parent and the Holders had no agreement, arrangement or understanding (as such terms are used in Section 1090.3 of the Oklahoma General Corporation Law (the "OGCL")) for the purpose of acquiring, holding, voting or disposing of shares of Company Common Stock; and

   WHEREAS, in consideration for the agreements contained herein, prior to the execution hereof, and prior to Parent becoming an "interested stockholder" for purposes of Section 1090.3 of the OGCL, the Board of Directors of the Company has approved this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, including the agreement of the Holders to vote as provided in Section 2 of this Agreement and not to transfer shares of Company Common Stock as provided in Section 6(B) of this Agreement.

                                   AGREEMENT

   NOW, THEREFORE, the parties hereto agree as follows:

   1. Representations and Warranties of the Holders. Each Holder represents and warrants, severally and not jointly, to Parent as follows:

     A. Ownership of Securities. As of the date hereof, such Holder is the record and/or beneficial owner of the number of shares of Company Common Stock (the "Existing Securities") (together with any shares of Company Common Stock or other securities, of the Company hereafter acquired by the Holder through purchase, exercise of options or warrants or otherwise, the "Subject Securities") set forth on the signature page to this Agreement. Such Holder does not beneficially or of record own any securities of the Company on the date hereof other than the Existing Securities. Such Holder has sole voting power and sole power to issue instructions with respect to the voting of the Existing Securities, sole power of disposition, sole power of exercise and the sole power to demand appraisal rights, in each case with respect to all of the Existing Securities, and, on the date of the Company Stockholders' Meeting (as defined in the Merger Agreement), will have the sole voting power and power to issue instructions with respect to the voting of all of such Holder's Subject Securities, the sole powers of disposition, exercise and the sole power to demand appraisal rights, in each case with respect to all of such Holder's Subject Securities.

     B. Authority; Binding Agreement. Each Holder has the legal capacity, power and authority to enter into and perform all of such Holder's obligations under this Agreement. The execution, delivery and performance of this Agreement by each Holder will not violate any other agreement relating to the Subject Securities to which the Holder is a party, including, without limitation, any voting agreement, stockholder's agreement, partnership agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Holder and constitutes a valid and binding agreement of such Holder, enforceable against such Holder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     C. No Conflicts. No filing with, and no permit, authorization, consent or approval of, any local, state or federal public body or authority is necessary for the execution of this Agreement by such Holder and the consummation by such Holder of the transactions contemplated hereby, and neither the execution and delivery of this Agreement by such Holder, nor the consummation by such Holder of the transactions contemplated hereby nor compliance by such Holder with any of the provisions hereof shall conflict with or result in any breach of any applicable corporate, partnership or other organizational documents applicable to such Holder, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third-party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Holder is a party or by which such Holder's properties or assets may be bound or violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such Holder or any of such Holder's properties or assets.

     D. No Encumbrances. The Subject Securities are now, and at all times during the term hereof will be, held by such Holder, or by a nominee or custodian for the benefit of such Holder, free and clear of all liens, claims, options, charges, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances or proxies whatsoever (collectively, "Encumbrances"), except for any encumbrances or proxies arising hereunder.

     E. No Finder's Fees. No broker, investment banker, financial advisor or other Person (as defined below) is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Holder except that the Company has employed Prudential Securities as its financial advisor, the arrangements with which have been disclosed in writing to Parent and Merger Sub prior to, and will not be modified subsequent to, the date of the Merger Agreement. "Person" shall mean any individual, corporation, partnership, limited liability company, sole proprietorship, trust, joint venture, firm, association, company or other entity.

     F. No Other Agreements. Except pursuant to the Merger Agreement, no Holder has a legal obligation, absolute or contingent, to any other Person to sell, dispose of or otherwise transfer all or any portion of the Subject Securities.

     G. Reliance by Parent. The Holders understand and acknowledge that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon the Holder's execution, delivery and performance of this Agreement.

   2. Agreement to Vote Shares. During the period commencing on the date hereof and continuing until the first to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement, at every meeting of the stockholders of the Company however called and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, each Holder, severally and not jointly, agrees that it shall vote (or caused to be voted), or execute a written consent with respect to, as appropriate, all of the Subject Securities as to which it has power to vote in any such vote or consent: (i) in favor of the Merger, the adoption of and execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and
(ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any merger, consolidation, business combination, recapitalization, sale of substantial assets, sale or acquisition of shares of capital stock (including, without limitation, by way of a tender offer) or similar transaction involving the Company or any of its subsidiaries;
(2) (a) any amendment of the Company's certificate of incorporation or bylaws or any change in the majority of the Board of Directors of the Company; (b) any material change in the present capitalization of the Company; (c) any other material change in the Company's corporate structure or business; or (d) any other action, which, in the case of each of the matters referred to in clauses
(a), (b) or (c) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the consummation of the Merger or the transactions contemplated by the Merger Agreement or this Agreement; and (3) any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of a Holder under this Agreement.

   3. IRREVOCABLE PROXY. EACH HOLDER HEREBY, SEVERALLY AND NOT JOINTLY, GRANTS TO, AND APPOINTS MERGER SUB AND THE PRESIDENT OF MERGER SUB AND THE TREASURER OF MERGER SUB, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF MERGER SUB, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF MERGER SUB, AND ANY OTHER DESIGNEE OF MERGER SUB, EACH OF THEM INDIVIDUALLY, SUCH HOLDER'S PROXY WITH RESPECT TO THE SUBJECT SECURITIES AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE OR ACT BY WRITTEN CONSENT WITH RESPECT TO SUCH HOLDER'S SUBJECT SECURITIES IN ACCORDANCE WITH SECTION 2 HEREOF. THIS PROXY IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE. EACH HOLDER WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS, INCLUDING, WITHOUT LIMITATION, THE FORM OF PROXY ATTACHED HERETO AS EXHIBIT A (THE "PROXY") AS MAY BE REASONABLY NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY IT WITH RESPECT TO THE SUBJECT SECURITIES. AS PROMPTLY AS PRACTICABLE, EACH HOLDER SHALL MAKE ALL FILINGS AND GIVE ALL NOTICES WITH RESPECT TO THE PROXY AS MAY BE REQUIRED BY APPLICABLE LAW. THE HOLDER SHALL NOT ENTER INTO ANY AGREEMENT OR UNDERSTANDING WITH ANY PERSON, THE EFFECT OF WHICH WOULD BE INCONSISTENT WITH, OR VIOLATIVE OF, THE PROVISIONS AND AGREEMENTS CONTAINED IN THIS SECTION 3.

   4. Restrictions on Transfer of Parent Common Stock. Each of the Holders, hereby agree that such Holder shall not, directly or indirectly, during a period of 120 days from the Effective Time (the "Standstill Period"), without the prior written consent of Parent, sell, offer or agree to sell or otherwise dispose of any Parent Common Stock received by such Holder pursuant to the Merger. Each Holder further agrees that, for each succeeding 30-day period following the Standstill Period, such Holder shall not, directly or indirectly, without the written consent of Parent, sell, offer or agree to sell or otherwise dispose of, more than 15% of the shares of Parent Common Stock such Holder receives in connection with the Merger. Each Holder acknowledges and agrees that the certificates representing such Holder's Parent Common Stock will bear a legend in substantially the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN THAT CERTAIN VOTING AND DISPOSITION AGREEMENT DATED AS OF JULY 13, 2000 BY AND AMONG THE RESTRICTED HOLDERS (AS DEFINED THEREIN), HANOVER COMPRESSOR COMPANY AND CADDO ACQUISITION CORPORATION.

   5. Representations and Warranties of Parent.

     A. Power; Binding Agreement. Parent has full corporate power and authority to enter into and perform all of Parent's obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     B. No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby and neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the provisions hereof shall conflict with or result in any breach of any organizational documents applicable to Parent, or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default, or give rise to any third-party right of termination, cancellation, material modification or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Parent is a party or by which Parent's properties or assets may be bound, or violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Parent or any of Parent's properties or assets, except for any such conflicts, breaches, defaults or violations as would not materially impair Parent's performance of its obligations hereunder.

   6. Covenants of the Holders. Each Holder, severally and not jointly, hereby agrees and covenants that:

     A. No Solicitation. Such Holder (and Persons acting on behalf of the Holder) shall not, directly or indirectly, solicit (including by way of furnishing information), initiate, encourage or respond to, or take any other action knowingly to facilitate any inquiries or the making of any proposal by any Person with respect to the Company that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or permit or authorize any Person acting on behalf of the Holder to do any of the foregoing. If any Holder receives any such inquiry or proposal, then it shall immediately inform Parent of all terms and conditions, if any, of such inquiry or proposal and the identity of the person making it and shall, in the case of written proposals or inquiries, furnish Parent with a copy of such proposal or inquiry (and all amendments and supplements thereto). Such Holder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

     B. Restriction on Transfer of Company Common Stock, Proxies and Noninterference. Such Holder shall not, prior to the termination of this Agreement, directly or indirectly, except pursuant to the terms of the Merger Agreement or this Agreement: (i) offer for sale, sell, transfer (whether by merger, operation of law or otherwise), tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Holder's Subject Securities;
  (ii) grant any proxies or powers of attorney, deposit any such Subject Securities into a voting trust or enter into a voting agreement with respect to any of such Holder's Subject Securities; or (iii) take any action that would make any representation, warranty, covenant or other provision contained herein untrue or incorrect or have the effect of, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect such Holder from performing its obligations under this Agreement. The Holder's Company Common Stock certificates shall be legended to reflect the above restrictions.

     C. Waiver of Appraisal Rights. Such Holder hereby irrevocably waives any rights of appraisal or rights to dissent, if any, from the Merger that the Holder may now or hereafter have.

     D. Stop Transfer; Changes in Subject Securities. Such Holder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Securities, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, merger, recapitalization, combination, conversion or exchange of shares or the like (in each case with a record date prior to the termination of this Agreement), the term "Subject Securities" shall be deemed to refer to and include the Subject Securities as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Securities may be changed or exchanged and such dividends, distributions and securities, as the case may be, shall be paid to Parent at the Closing or promptly following the receipt of such dividend or distribution, if the Closing theretofor shall have occurred.

     E. Confidentiality. Such Holder recognizes that successful consummation of the transactions contemplated by this Agreement and the Merger Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof in accordance with the provisions of the Merger Agreement, the Holder hereby agrees not to disclose or discuss such matters with any Person (other than Parent or Merger Sub and the respective counsel and advisors of the Holders, Parent and Merger Sub) without the prior written consent of Parent, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures necessary in order to fulfill the Holder's obligations imposed by law, in which event the Holder shall give prior written notice of such disclosure to Parent as promptly as practicable so as to enable Parent to seek a protective order from a court of competent jurisdiction with respect thereto.

   7. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, the covenants and agreements set forth herein shall not prevent any Holders serving on the Company's Board of Directors from taking any action, subject to applicable provisions of the Merger Agreement, which such director shall determine in good faith, after consultation with legal counsel, to be required by his fiduciary duties to the Company or its stockholders while acting in such person's capacity as a director of the Company.

   8. Assignment; Benefits This Agreement may be assigned, in whole or in part, by Parent to Merger Sub or any other wholly-owned subsidiary of Parent, to the extent and for so long as such subsidiary remains a wholly-owned subsidiary of Parent. Other than as permitted in the preceding sentence, this Agreement may not be assigned by any party hereto without the prior written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the Holder, Parent and their respective successors and permitted assigns.

   9. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

   (a) if to a Holder, to:

       The corresponding address set forth on the signature pages hereto;

   (b) if to Parent, to:

       Hanover Compressor Company
       12001 N. Houston Rosslyn Road
       Houston, Texas 77086
       Attention: Michael J. McGhan
       Telecopy: (281) 447-0821

       with a copy to:

       Latham & Watkins
       233 South Wacker Drive
       Suite 5800
       Chicago, Illinois 60606
       Attention: Richard Meller, Esq.
       Telecopy: (312) 993-9767

   10. Specific Performance. The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

   11. Amendment. This Agreement may not be amended or modified, except by an instrument in writing signed by or on behalf of each of the parties hereto. This Agreement may not be waived by either party hereto, except by an instrument in writing signed by or on behalf of the party granting such waiver.

   12. Governing Law. The laws of the State of Oklahoma shall govern the interpretation, validity and performance of the terms of this Agreement, regardless of the law that might be applied under principles of conflicts of law. Any suit, action or proceeding by a party hereto with respect to this Agreement, or any judgment entered by any court in respect of any thereof, may be brought in any state or federal court of competent jurisdiction in Houston, Texas and each party hereto hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment. Each party hereto hereby irrevocably waives any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any state or federal court of competent jurisdiction in Houston, Texas and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum. No suit, action or proceeding against a party hereto with respect to this Agreement may be brought in any court, domestic or foreign, or before any similar domestic or foreign authority other than in a court of competent jurisdiction Houston, Texas and each party hereto hereby irrevocably waives any right which it may otherwise have had to bring such an action in any other court, domestic or foreign, or before any similar domestic or foreign authority.

   13. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

   14. Termination. This Agreement shall terminate upon the earlier of (i) the Effective Time or (ii) the date of termination of the Merger Agreement. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement or of any transactions contemplated hereby or by the Merger Agreement on the part of any party hereto or any of its directors, officers, partners, stockholders, employees, agents, advisors, representatives or affiliates; provided, however, that nothing herein shall relieve any party from any liability for such party's willful breach of this Agreement; and provided further that nothing herein shall limit, restrict, impair, amend or otherwise modify the rights, remedies, obligations or liabilities of any Person under any other contract or agreement, including, without limitation, the Merger Agreement.

   15. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or appropriate to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

   16. Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Merger Agreement, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Agreement is not intended for the benefit of or intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

   17. Certain Events. Each Holder agrees that this Agreement and the obligations hereunder shall attach to the Subject Securities and shall be binding upon any Person to which legal or beneficial ownership of such Subject Securities shall pass, whether by operation of law or otherwise, including, without limitation, the Holder's heirs, guardians, administrators or successors. Notwithstanding any transfer of Subject Securities, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

   18. Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

   19. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceabilty will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

   20. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by either party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

   21. No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by the other party hereto with its obligations hereunder, and any custom or practice of the parties hereto at variance with the terms hereof shall not constitute a waiver by such party of its or his right to exercise any such or other right, power or remedy or to demand such compliance.

                            [SIGNATURE PAGE FOLLOWS]

   IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                                          HANOVER COMPRESSOR COMPANY

                                          By: _________________________________
                                          Its: ________________________________

                                          HOLDERS:

                                          HACL, Ltd.
                                          By: Six-Dawaco, Inc., its general
                                           partner

                                          By: _________________________________
                                          Its: ________________________________

                                          Address:2838 Woodside
                                                    Dallas, Texas 75201
                                          Telecopy:(214) 981-0700

                                          Energy Investors Joint Venture
                                          By: HACL, Ltd., its managing joint
                                           venture partner
                                          By: Six-Dawaco, Inc., its general
                                           partner

                                          By: _________________________________
                                          Its: ________________________________

                                          Address:2838 Woodside
                                                    Dallas, Texas 75201
                                          Telecopy:(214) 981-0700

                                                                      EXHIBIT A

                           Form of Irrevocable Proxy

   Pursuant to Section 3 of the Voting and Disposition Agreement, dated as of July 13, 2000, as the same may be amended from time to time, (the "Voting Agreement"), between Hanover Compressor Company, a Delaware corporation ("Parent") and the undersigned stockholders (collectively, the "Holders" and each a "Holder") of shares of common stock, par value $.01 per share ("Company Common Stock"), of OEC Compression Corporation, an Oklahoma corporation (the "Company"), the undersigned hereby irrevocably appoint Caddo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), Michael J. McGhan, and William S. Goldberg, and each of them, or any other designee of Parent or Merger Sub, their attorneys-in-fact and proxies of the undersigned, each with full power of substitution:

   (a) to attend any meeting (whether annual or special or both) of the stockholders of the Company, including any adjournment or postponement thereof, on behalf of the undersigned, and at such meeting, with respect to all shares of common stock of the Company owned (or beneficially owned) by the undersigned on the date hereof or acquired hereafter that are entitled to vote at such meeting or over which the undersigned has voting power (and any and all other shares of common stock of the Company or other securities issued on or after the date hereof in respect of any such shares), including, without limitation, the shares indicated in the last paragraph of this proxy:

     (i) to vote (in person or by proxy) in favor of the approval of the plan of merger contained in Agreement and Plan of Merger, dated as of July 13, 2000, by and among Parent, Merger Sub and the Company (as the same may be amended from time to time, the "Merger Agreement"), and in favor of any other action related to the Merger (as defined in the Merger Agreement) or in furtherance of the transactions contemplated by the Merger Agreement, and otherwise to act with respect to such shares as each such attorney and proxy or his or her substitute shall in his or her reasonable discretion deem necessary or appropriate for such purpose; and

     (ii) to vote (in person or by proxy) against (A) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, liquidation, dissolution, recapitalization, reorganization, winding up or other business combination, acquisition or sale or other disposition of a material amount of assets or securities, tender offer or exchange offer or any other similar transaction involving the Company, its securities or any of its material subsidiaries or divisions, (B) any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of any Holder under the Voting Agreement, (C) any change in the present capitalization of the Company or any amendment of Company's articles of incorporation or by-laws, (D) any other material change in the Company's corporate structure or business and (E) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or otherwise adversely affect the Merger or any transaction contemplated by the Merger Agreement; and

   (b) to execute and deliver one or more consents in writing in lieu of such meeting or adjournment thereof.

   The undersigned affirms that this proxy is issued in connection with the Merger Agreement to facilitate the transactions contemplated thereunder and in consideration of Parent entering into the Merger Agreement and as such is coupled with an interest and is irrevocable. This proxy will terminate upon the termination of the Merger Agreement in accordance with its terms. For purposes of this proxy, any written consent shall be deemed delivered to such attorneys and proxies and their substitutes when delivered to Merger Sub in accordance with the Merger Agreement, and any written consent shall be deemed delivered to the Company when delivered to it in accordance with the Merger Agreement.

   By execution and delivery of this proxy to the designees of Merger Sub, the undersigned (a) confirms that the undersigned has received copies of the Merger Agreement and the Voting Agreement, and that all other information deemed necessary by the undersigned concerning the Merger, the Merger Agreement, the Voting Agreement and the transactions contemplated under any such agreements or any other matters considered by the undersigned to be relevant to the undersigned's decision to execute this proxy have been made available to the undersigned and (b) agrees that the undersigned win not sell, transfer or otherwise dispose of any Subject Shares (as defined in the Voting Agreement) prior to the termination of the Voting Agreement.

   All authority herein conferred or agreed to be conferred shall survive the death, liquidation or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. This proxy revokes any and all other proxies heretofore granted by the undersigned to vote or otherwise to act with respect to any of the shares to which this proxy relates. The undersigned will not give any subsequent proxy (and such proxy if given will be deemed not to be effective) with respect to such shares that purports to grant authority within the scope of the authority hereby conferred, except on the express condition that such proxy shall not be effective unless and until this proxy shall have terminated in accordance with its terms. This proxy shall be governed by the internal laws of the State of Delaware.

   As of the date hereof, the undersigned owns or possesses voting power with respect to shares of common stock, par value $.01 per share, of the Company, and such shares are entitled to vote with respect the approval by the stockholders of the Company of the plan of merger set forth in the Merger Agreement and each of the other transactions contemplated by the Merger Agreement.

                                          By: _________________________________
                                                        [HOLDER]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Section 102(b). Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability for (a) any breach of the director's duty of loyalty to Hanover or our stockholders (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (d) any transaction from which the director derived an improper personal benefit.

   To the maximum extent permitted by law, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers and permit indemnification of our officers, employees, and agents against all expense, liability, and loss to which they may become subject or which they may incur as a result of being or having been a director, officer, employee, or agent of Hanover or its subsidiaries. In addition, we must advance or reimburse directors and may advance or reimburse officers, employees , and agents for expenses incurred by them in connection with indemnifiable claims.

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (a) before that person became an interested stockholder, the corporation's board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholders' becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Under
Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder with the approval of a majority of the corporation's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. "Business combination" includes mergers, assets sales, and other transactions resulting in a financial benefit to the stockholder. "Interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's voting stock.

Item 21. Exhibits and Financial Statement Schedules

    (a) See Exhibit Index

    (b) All financial statement schedules of Hanover which are required to be included herein are included in Hanover's annual report on form 10-K for the fiscal year ended December 31, 1999, which is incorporated herein by reference. OEC's financial statement schedules are included in this proxy statement/prospectus.

    (c) See Exhibit Index

Item 22. Undertakings

   The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (5) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters in addition to the information called for by the other items of the applicable form.

   (6) That every prospectus: (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such an amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (7) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 28th day of November, 2000.

                                          Hanover Compressor Company

                                                   /s/ Michael J. McGhan
                                          By: _________________________________
                                                     Michael J. McGhan
                                                     President and CEO

   KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Michael J. McGhan and William S. Goldberg or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Date: November 28, 2000

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the registrant and in the capacities and on the dates indicated.


      /s/ Michael J. McGhan            President and Chief Executive Officer
______________________________________  (Principal Executive Officer and Director)
          Michael J. McGhan

       /s/ William S. Goldberg         Chief Financial Officer and Director
______________________________________  (Principal Financial and Accounting Officer)
         William S. Goldberg

       /s/ Ted Collins, Jr             Director
______________________________________
           Ted Collins, Jr.

      /s/ Robert R. Furgason           Director
______________________________________
          Robert R. Furgason

       /s/ Melvyn N. Klein             Director
______________________________________
           Melvyn N. Klein

     /s/ Michael A. O'Connor           Director
______________________________________
         Michael A. O'Connor

      /s/ Alvin V. Shoemaker           Director
______________________________________
          Alvin V. Shoemaker

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
 3.1     Certificate of Incorporation of the Hanover Compressor Holding Co.
         (9)[4.1]
 3.2     Certificate of Amendment of Certificate of Incorporation of Hanover
         Compressor Holding Co. dated December 9, 1999 (9)[4.2]
 3.3     Bylaws of Hanover Compressor Company (9)[4.3]
 4.1     Third Amended and Restated Registration Rights Agreement, dated as of
         December 5, 1995, among the Company, GKH Partners, L.P., GKH
         Investments, L.P., Astra Resources, Inc. and other stockholders of the
         Company party thereto (1) [4.1]
 4.10    Form of Warrant Agreement (1) [4.10]
 4.11    Specimen Stock Certificate (1) [4.11]
 4.12    Form of Second Amended and Restated Stockholders Agreement of Hanover
         Compressor Company dated as of June, 1997 (1) [4.12]
 4.13    Form of Amended and Restated Stockholders Agreement (JEDI) dated as of
         May, 1997 (1) [4.13]
 4.14    Form of Amended and Restated Stockholders Agreement (Westar Capital,
         Inc.) dated as of May, 1997 (1) [4.14]
 4.15    Form of Amended and Restated Stockholders Agreement (HEHC) dated as of
         May, 1997 (1) [4.15]
 10.1    Credit Agreement, dated as of December 15, 1997, by and between the
         Company, The Chase Manhattan Bank, a New York banking corporation as
         Administrative Agent and several banks and other financial institutions that are parties thereto (2) [10.30]
 10.2    Subsidiaries' Guarantee, dated as of December 15, 1997, by certain of the Company's subsidiaries in favor of The Chase Manhattan Bank, as agent (2) [10.31]
 10.3    Management Fee Letter, dated November 14, 1995 between GKH Partners,
         L.P. and the Company (1) [10.3]
 10.4    Hanover Compressor Company Senior Executive Stock Option Plan (1)
         [10.4]
 10.5    1993 Hanover Compressor Company Management Stock Option Plan (1)
         [10.5]
 10.6    Hanover Compressor Company Incentive Option Plan (1) [10.6]
 10.7    Amendment and Restatement of Hanover Compressor Company Incentive
         Option Plan (1) [10.7]
 10.8    Hanover Compressor Company 1995 Employee Stock Option Plan (1) [10.8]
 10.9    Hanover Compressor Company 1995 Management Stock Option Plan (1)
         [10.9]
 10.10   Hanover Compressor Company 1996 Employee Stock Option Plan (1) [10.10]
 10.11   OEM Sales and Purchase Agreement, between Hanover Compressor Company and the Waukesha Engine Division of Dresser Industries, Inc. (1)
         [10.11]
 10.12   Distribution Agreement, dated February 23, 1995, between Ariel
         Corporation and Maintech Enterprises, Inc. (1) [10.12]
 10.13   Exclusive Distribution Agreement, dated as of February 23, 1995 by and between Hanover/Smith, Inc. and Uniglam Resources, Ltd. (1) [10.13]
 10.14   Lease Agreement, dated December 4, 1990, between Hanover Compressor
         Company and Ricardo J. Guerra and Luis J. Guerra as amended (1)
         [10.15]

 Exhibit
 Number                                Description
 -------                               -----------
 10.15   Exchange and Subordinated Loan Agreement dated as of December 23,
         1996, among the Company and GKH Partners, L.P., GK December 23, 1996,
         among the Company and GKH Partners, L.P., GK Investments, L.P., IPP95,
         L.P., Hanna Investment Group, Ott Candies, Inc., Phyllis S. Hojel, Ted
         Collins, Jr. and L.O. Ward (1) [10.20]
 10.16   1997 Stock Option Plan, as amended (1) [10.23]
 10.17   1997 Stock Purchase Plan (1) [10.24]
 10.18   Exchange Agreement by and between Hanover Compressor Company and JEDI, dated December 23, 1996 (1) [10.27]
 10.19   Lease dated as of July 20, 1998 between Hanover Equipment Trust 1998A
         (the "Trust") and the Company (3) [10.1]
 10.20   Guarantee dated as of July 22, 1998 and made by the Company,
         Hanover/Smith, Inc., Hanover Maintech, Inc. and Hanover Land Company
         (3) [10.2]
 10.21   Lessee's and Guarantor's Consent dated as of July 20, 1998 made by the
         Company, Hanover/Smith, Inc., Hanover Maintech, Inc. and Hanover Land
         Company (3) [10.3]
 10.22   Participation Agreement dated as of July 22, 1998 among the Company, the Trust, The Chase Manhattan Bank, as agent, Societe Generale &
         Financial Corporation, and Wilmington Trust Company (3) [10.4]
 10.23   Security Agreement dated as of July 22, 1998 made by the Trust in favor of The Chase Manhattan Bank, as agent, with the Company joining by Joinder of Lessee (3) [10.5]
 10.24   Lease Supplement No. 1 dated as of July 22, 1998 between the Trust and the Company (3) [10.6]
 10.25   1998 Stock Option Plan (4) 10.7
 10.26   December 10, 1998 Stock Option Plan (5)
 10.27   1999 Stock Option Plan (5)
 10.28   1998 Amendments to Credit Agreement, dated as of December 15, 1997, with the Chase Manhattan Bank, a New York banking corporation as
         Administrative Agent and several banks and other financial institutions that are parties thereto (7) [10.35]
 10.29   Lease dated as of June 15, 1999 between Hanover Equipment Trust 1999 and the Company (8) [10.36]
 10.30   Guarantee dated as of June 15, 1999 and made by the Company,
         Hanover/Smith, Inc. and Hanover Maintech, Inc. and Hanover Land
         Company (8) [10.37]
 10.31   Participation Agreement dated as of June 15, 1999 among the Company, the Trust, Societe Generale Financial Corporation and FTBC Leasing
         Corp., The Chase Manhattan Bank, as agent, and Wilmington Trust
         Company (8) [10.38]
 10.32   Security Agreement dated as of June 15, 199 made by the Trust in favor of The Chase Manhattan Bank, as agent (8) [10.39]
 10.33   Lease Supplement No. 1 dated June 15, 1999 between the Trust and the
         Company (8) [10.40]
 10.34   Lessee's and Guarantor's Consent dated as of June 15, 1999 made by the
         Company. Hanover/Smith, Inc., Hanover Maintech, Inc. and Hanover Land
         Trust Company (8) [10.41]
 10.35   Amended and Restated Declaration of Trust of Hanover Compressor
         Capital Trust, dated as of December 15, 1999, among Hanover Compressor
         Company, as sponsor, Wilmington Trust Company, as property trustee, and Richard S. Meller, William S. Goldberg and Curtis A. Bedrich, as
         administrative trustees. (6) [4.5]
 10.36   Indenture for the Convertible Junior Subordinated Indentures due 2029,
         dated as of December 15, 1999 among Hanover Compressor Company, as issuer, and Wilmington Trust Company, as trustee. (6) [4.6]

 Exhibit
 Number                                Description
 -------                               -----------
 10.37   Form of Hanover Compressor Capital Trust 7 1/4% Convertible Preferred
         Securities (6) [4.8]
 10.38   Form of Hanover Compressor Company Convertible Subordinated Junior
         Debentures due 2029 (6) [4.9]
 10.39   Preferred Securities Guarantee, dated as of December 15, 1999, between
         Hanover Compressor Company, as guarantor, and Wilmington Trust
         Company, as guarantee trustee (6) [4.10]
 10.40   Common Securities Guarantee dated as of December 15, 1999, by Hanover
         Compressor Company, as guarantor (6) [4.11]
 10.41   Lease dated as of March 13, 2000 between Hanover Equipment Trust 2000A and Hanover Compression Inc. (9) [10.43]
 10.42   Guarantee dated as of March 13, 2000 and made by the Company, Hanover
         Compression Inc. and certain of their Subsidiaries (9) [10.44]
 10.43   Participation Agreement dated as of March 13, 2000 among the Company, the Hanover Equipment Trust 2000A and various banks (9) [10.45]
 10.44   Security Agreement dated as of March 13, 2000 made by the Trust in favor of the Chase Manhattan Bank, as agent (9) [10.46]
 10.45   Assignment of Leases, rents and Guarantees from Hanover Equipment
         Trust 2000A to the Chase Manhattan Bank dated as of March 13, 2000 (9)
         [10.47]
 10.46   Agreement and Plan of Merger by and among Hanover Compressor Company,
         APSI Acquisition Corporation and Applied Process Solutions, Inc. dated as of May 3, 2000 (10) [10.48]
 10.47   Amendment to Agreement and Plan of Merger by and among Hanover
         Compressor Company, APSI Acquisition Corporation and Applied Process
         Solutions, Inc. dated as of May 31, 2000 (10) [10.49]
 10.48   Amendment No. 2 dated as of October 24, 2000, to Agreement and Plan of
         Merger by and among Hanover Compressor Company, APSI Acquisition
         Corporation and Applied Process Solutions, Inc. (12) [10.50]
 10.49   Agreement and Plan of Merger dated as of July 13, 2000 by and among
         Hanover Compressor Company, Caddo Acquisition Corporation and OEC
         Compression Corporation. (13) [10.51]
 10.50   Voting and Disposition Agreement dated as of July 13, 2000 by and among Hanover Compressor Company and the holders of common stock of
         OEC Compression Corporation named therein (13) [10.52]
 10.51   Amendment No. 1 to Agreement and Plan of Merger dated as of November
         14, 2000 and by and among Hanover Compressor Company, a Delaware corporation, Caddo Acquisition Corporation, an Oklahoma corporation and OEC Compression Corporation, an Oklahoma corporation**
 10.52   Management Agreement*
 21.1    List of Subsidiaries (9) [21.1]
 23.1    Consent of Independent Public Accountants*
 23.2    Consent of Independent Accountants*
 23.3    Consent of Independent Accountants*
 23.4    Consent of Independent Accountants*
 24.1    Powers of Attorney (included on the signature page of this
         Registration Statement)
 99.1    Purchase Agreement, dated as of May 23, 2000, by and among Hanover
         Compressor Company and Janus Aspen Series on behalf of its series
         Janus Aspen Aggressive Growth Fund (13) [99.1]
 99.2    Purchase Agreement, dated as of May 23, 2000, by and among Hanover
         Compressor Company and Janus Aspen Series on behalf of its Series
         Janus Enterprise Fund (13) [99.2]
 99.3    Purchase Agreement, dated as of July 11, 2000, as amended August 31,
         2000, among Hanover Compressor Compression Inc., Dresser-Rand Company
         and Ingersoll-Rand Company (13) [99.2]

--------
   (1) Such exhibit previously filed as an exhibit to the Registration Statement (File No. 333-27953) on Form S-1, as amended, under the exhibit number indicated in brackets [ ], and is incorporated by reference.
   (2) Such exhibit previously filed as an exhibit to the Company's Annual Report on Form 10-K for the Year Ended 1997 under the exhibit number indicated in brackets [ ], and is incorporated by reference.
   (3) Such exhibit previously filed as an exhibit to the Company's current report on Form 8-K dated July 22, 1998, under the exhibit number indicated in brackets [ ], and is incorporated by reference.
   (4) Such exhibit previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the Third Quarter of 1998, under the exhibit number indicated in brackets [ ], and is incorporated by reference.
   (5) Compensatory plan or arrangement required to be filed
   (6) Such exhibit previously filed as an exhibit to the Registration Statement (File No. 333-30344) on Form S-3, as amended, under the exhibit number indicated in brackets [ ], and is incorporated by reference.
   (7) Such exhibit previously filed as an exhibit to the Company's Annual Report on Form 10-K for the Year Ended 1998 under the exhibit number indicated in brackets [ ], and is incorporated by reference.
   (8) Such exhibit previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the Second Quarter of 1999, under the exhibit number indicated in brackets [ ], and is incorporated by reference.
   (9) Such exhibit previously filed as an exhibit to the Company's Annual Report on Form 10-K for the Year Ended 1999 under the exhibit number indicated in brackets [ ], and is incorporated by reference.
  (10) Such exhibit previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the Second Quarter of 2000, under the exhibit number indicated in brackets [ ], and is incorporated by reference.
  (11) Such exhibit previously filed as an exhibit to the Registration Statement (File No. 333-50470) on Form S-3, as amended, under the exhibit number indicated in brackets [ ], and is incorporated by reference.
  (12) Such exhibit previously filed as an exhibit to the Company's current report on Form 8-K dated September 14, 2000, under the exhibit number indicated in brackets [ ], and is incorporated by reference.
  (13) Such exhibit previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the Third Quarter of 2000, under the exhibit number indicated in brackets [ ], and is incorporated by reference.

    * Filed herewith.
   ** Filed herewith as Annex A.